  Filed pursuant to General Instruction II.L
  of Form F-10; File No. 333-256717
A copy of this preliminary prospectus supplement has been filed with the securities regulatory authorities in each of the provinces of Canada except for Québec but has not yet become final for the purposes of the sale of securities. The information in this preliminary prospectus supplement and the accompanying base shelf prospectus is not complete and may have to be amended. This preliminary prospectus supplement and the accompanying base shelf prospectus are not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.
The information contained in this preliminary prospectus supplement and the accompanying prospectus is not complete and may be changed. A registration statement relating to the securities has been declared effective by the U.S. Securities and Exchange Commission. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not a soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
This prospectus supplement together with the accompanying short form base shelf prospectus dated June 10, 2021 and each document (or part thereof) incorporated by reference therein as of the date of this prospectus supplement for the purposes of the distribution of the securities to which this prospectus supplement pertains constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.
No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.
Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from VIQ Solutions Inc. at 5915 Airport Road, Suite 700, Mississauga, Ontario, L4V 1T1, telephone, (905) 948-8266, and are also available electronically at www.sedar.com.
PRELIMINARY PROSPECTUS SUPPLEMENT
TO THE SHORT FORM BASE SHELF PROSPECTUS DATED JUNE 10, 2021
New Issue            , 2021
VIQ Solutions Inc.
US$
Common Shares
This prospectus supplement (the “Prospectus Supplement”) of VIQ Solutions Inc. (the “Corporation”, “VIQ”, “us”, “we” or “our”), together with the short form base shelf prospectus dated June 10, 2021 to which it relates (the “Shelf Prospectus”), qualifies the distribution (the “Offering”) of      common shares of the Corporation (the “Offered Shares”) at a price of US$      per Common Share (the “Offering Price”).
The Corporation’s outstanding common shares (the “Common Shares”) are listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “VQS” and also trade on the OTCQX® Best Market by OTC Markets Group (the “OTCQX”) under the symbol “VQSLF”. On August 6, 2021, the last trading day completed prior to the date of this Prospectus Supplement, the closing price of the Common Shares on the TSX was C$6.15 or US$4.92 (based on the daily exchange rate for the U.S. dollar in terms of Canadian dollars, as quoted by the Bank of Canada, of C$1.00 = US$0.80. The Corporation has applied to list the Offered Shares and the Additional Common Shares (as defined below) on the TSX. The Corporation has received approval to list the Common Shares (including the Offered Shares and the Additional Common Shares) on the Nasdaq Capital Market

(“Nasdaq”) under the trading symbol “VQS”. Trading on the Nasdaq is anticipated to commence following pricing of Offered Shares under the Offering. Listing of the Offered Shares and the Additional Common Shares will be subject to the Corporation fulfilling the listing requirements of the TSX and Nasdaq, respectively.
The Corporation will use the net proceeds from the Offering as described in this Prospectus Supplement. See “Use of Proceeds”.
Price: US$• per Offered Share
	Price to Public(1)	Underwriters’ Fee(2)	Net Proceeds to Corporation(3)(4)
Per Offered Share	US$	US$	US$
Total Offering(4)	US$	US$	US$
Notes:
1)
The price of the Offered Shares was determined by negotiation between the Corporation and the Underwriters (as defined below) with reference to the then-current market price of the Common Shares.

2)
The Corporation has agreed to pay the Underwriters a cash fee (the “Underwriters’ Fee”) equal to 6.50% of the gross proceeds from the Offering (including any gross proceeds raised on the exercise of the Underwriters’ Option (as defined below)). See “Underwriting”.

3)
Before deducting the expenses of the Offering, estimated to be approximately US$      , which, together with the Underwriters’ discounts and commissions, will be paid for by the Corporation out of the gross proceeds of the Offering. See “Underwriting”.

4)
The Corporation has granted to the Underwriters an over-allotment option (the “Underwriters’ Option”), exercisable in whole or in part at any time for a period of 30 days from and after the Closing Date (as defined below), to purchase up to      additional Common Shares (representing 15% of the total number of Offered Shares offered hereunder) (the “Additional Common Shares”) at the Offering Price listed above, less Underwriters’ discounts and commissions. If the Underwriters’ Option is exercised in full, the total “Price to the Public”, “Underwriters Fee” and “Net Proceeds to the Corporation” will be US$      , US$      and US$      , respectively. This Prospectus Supplement and the accompanying Shelf Prospectus also qualifies the grant of the Underwriters’ Option and the distribution of the Additional Common Shares to be sold by the Corporation upon exercise of the Underwriters’ Option. A purchaser who acquires securities forming part of the Underwriters’ Option acquires those securities under this Prospectus Supplement and the accompanying Shelf Prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Underwriters’ Option or secondary market purchases. Unless the context otherwise requires, references to the Offered Shares include the Additional Common Shares issuable upon exercise of the Underwriters’ Option See “Underwriting”.

The Offered Shares are being offered in the United States by JMP Securities LLC (“JMP Securities”) and Needham & Company, LLC (together with JMP Securities, the “Lead Underwriters”) as lead Underwriters, and       and       (collectively the “U.S. Underwriters”), and       and       in Canada (collectively, the “Canadian Underwriters”, and together with the U.S. Underwriters, the “Underwriters”) pursuant to an underwriting agreement dated, 2021 (the “Underwriting Agreement”). The U.S. Underwriters are not registered to sell securities in any Canadian jurisdiction and, accordingly, will not, directly or indirectly, solicit offers to purchase, sell or distribute the Offered Shares in Canada and will act as an underwriter for us only in respect of the offer, sale and distribution of Offered Shares outside of Canada.
The Underwriters conditionally offer the Offered Shares qualified under this Prospectus Supplement, subject to prior sale, if, as and when issued by the Corporation and delivered to and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Underwriting” and subject to the approval of certain legal matters on behalf of the Corporation by McMillan LLP, the Corporation’s Canadian counsel, and Troutman Pepper Hamilton Sanders LLP, the Corporation’s U.S. counsel, and on behalf of the Underwriters by Stikeman Elliott LLP, the Underwriters’ Canadian counsel, and by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo P.C., the Underwriters’ U.S. counsel.
Investing in the Offered Shares involves significant risks. You should carefully review and evaluate the risks contained in this Prospectus Supplement, the accompanying Shelf Prospectus and in the documents incorporated by reference herein and therein before purchasing the Offered Shares. See “Forward-Looking Information” and “Risk Factors”.
Joint Book-Running Managers
JMP Securities	Needham & Company

In this Prospectus Supplement, all dollar amounts and references to “US$” are to U.S. dollars and references to “C$” are to Canadian dollars. See “Currency Presentation and Exchange Rate Information”.
The Offering is being made concurrently in Canada under the terms of this Prospectus Supplement and in the United States under the terms of the Corporation’s registration statement on Form F-10 (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (the “SEC”). This Prospectus Supplement and the accompanying Shelf Prospectus do not contain all of the information set forth in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted or required by the rules and regulations of the SEC.
Prospective investors should be aware that the acquisition of the Common Shares described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. See “Certain Canadian Federal Income Tax Considerations” and “Certain Material U.S. Federal Income Tax Considerations”.
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY STATE SECURITIES COMMISSION OR ANY U.S. REGULATORY AUTHORITY NOR HAVE THESE AUTHORITIES PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE SHELF PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The Offering is made in the United States by a foreign issuer that is permitted, under a multijurisdictional disclosure system adopted in the United States and Canada (the “MJDS”), to prepare this Prospectus Supplement and the accompanying Shelf Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), and such financial statements are subject to Canadian generally accepted auditing standards. As a result, such financial statements may not be comparable to financial statements of United States companies.
The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Corporation is incorporated or organized under the laws of the Province of Ontario, that some or all of its officers and directors may be residents of Canada, that some of the underwriters or experts named herein may be residents of a foreign country, and that all or a substantial portion of the assets of the Corporation and said persons may be located outside the United States. See “Enforcement of Civil Liabilities”.
Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Closing of the Offering (the “Closing”) is expected to take place on or about      , 2021, or such earlier or later date as the Corporation and the Lead Underwriters on behalf of the Underwriters may agree (the “Closing Date”). It is expected that the Offered Shares will be registered in the name of CDS Clearing and Depository Services Inc. (“CDS”) or its nominee or The Depository Trust Company (“DTC”) or its nominee and that the Offered Shares will be deposited with CDS or DTC on the Closing Date. No certificates evidencing the Offered Shares will be issued to purchasers and registration will be made in the depository service of CDS or DTC. Purchasers of the Offered Shares will receive only a customer confirmation from the Underwriters or other registered dealer who is a CDS or DTC participant and from or through whom a beneficial interest in the Offered Shares is purchased. See “Underwriting”.
The Underwriters propose to initially offer the Offered Shares at the Offering Price. After the Underwriters have made a reasonable effort to sell all of the Offered Shares at the Offering Price, the Underwriters may subsequently reduce the selling price of the Offered Shares to purchasers. If the selling price is reduced, the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by the purchasers for the Offered Shares is less than the gross proceeds paid by the Underwriters to the Corporation. See “Underwriting”.
Subject to applicable laws, the Underwriters may, in connection with the Offering, over-allot or effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time.
The following table sets forth the number of Additional Common Shares that may be issued pursuant to the Underwriters’ Option:

Underwriters’ Position	Number of Securities Available	Exercise Period	Exercise Price
Underwriters’ Option	Additional Common Shares	Exercisable at any time until the date that is 30 days following the Closing Date.	US$per Additional Common Share
The Corporation’s head and registered office is located at 5915 Airport Road, Suite 700, Mississauga, Ontario L4V 1T1.

TABLE OF CONTENTS — PROSPECTUS SUPPLEMENT

PROSPECTUS SUMMARY
Overview
We are a leading provider of cloud-based transcription workflow automation solutions to assist government agencies and commercial enterprises to securely digitize information-intensive voice and video content. Our proprietary technology platform securely captures, transforms, distributes, and manages complex digital voice and video content for over 1,800 clients in the criminal justice, legal, insurance, media, government, and financial services verticals. We have operations in the U.S., Canada, Australia and Europe, the Middle East and Africa.
Our scalable technology utilizes sophisticated artificial intelligence (“AI”) designed to ingest significant amounts of audio and video content to produce accurate, verbatim, diarized transcripts for mission critical events that have lasting financial and social impacts. In 2020, our platform processed over 20 million minutes of recorded, multi-speaker, multi-channel audio and video and transcribed 40 million pages of secure, industry specific evidence documentation creating actionable information for use by our clients.
Disrupting the Transcription Industry
We are disrupting the fragmented global transcription industry that largely utilizes manual processes and procedures. The human-intensive transcription process is slow, costly, unreliable, unsecure and does not provide clients with the actionable, on-demand documentation they require, along with the ability to track transcription workflows on a real-time basis. We believe there is an opportunity to utilize our workflow automation platform and AI to dramatically reduce the process time and human interaction (cost), while increasing the accuracy, usability, and productivity of the transcription output.
The accelerating demand for digital content by our global clients has fueled the need for transcription technology and services. The need to convert spoken word into actionable content is growing across all our verticals. COVID-19 has accelerated the demand and requirements for digital transformation and enhanced security as transcription services are taking place outside of the traditional “controlled” office infrastructure. Courtrooms, for example, are now currently virtual and the need for cloud-based services is rapidly accelerating. The requirement to capture and manage complex content in highly secure environments is not enough, as secure data storage of content must be nationalized to support local data sovereignty requirements.
Solutions and Technology
We offer an integrated, cloud-based suite of automated transcription workflow solutions designed to securely capture, manage, share, and create digital evidence and accurate documentation.
Our transcription technology solutions are comprised of six core software solutions: MobileMic Pro, CapturePro™, NetScribe™, FirstDraft, Automated Transcription and AccessPoint. These solutions are integrated to create a seamless, end-to-end digital workflow platform that is powered by aiAssist.
aiAssist: aiAssist is the multi-tenant automated workflow and analysis platform which combines advanced technologies, including AI, machine learning (“ML”) and natural language processing (“NLP”), with human intelligence, to create evidentiary documentation quickly and accurately from live, multi-channel audio and audio/video. Clients can leverage market-specific AI tools to help gain insights and efficiencies that are normally impossible to achieve with human intervention alone.

Clients can choose specific products or services or utilize our full suite of workflow solutions.
MobileMic Pro: This software solution is a workflow application that enables users to capture high-quality digital recordings quickly and easily utilizing smartphones.
CapturePro: This scalable software solution securely speeds the capture, creation, and management of large volumes of audio and video information generated by our clients.
CapturePro Conference and CapturePro On-the-Go are two complementary solutions that enable audio and video capture to occur offsite or in a remote environment.
FirstDraft: In early 2021, we introduced FirstDraft, powered by aiAssist, to automate the speech-to-text process, thereby increasing the documentation of audio recordings and improving content accessibility for our clients. Using FirstDraft, transcripts are received in near real-time and at a lower cost than traditional transcription services. FirstDraft enables our clients to digitize content historically retained as audio files. Text-based transcripts, generated using FirstDraft, unlock insights that were previously inaccessible, and are more effective than traditional audio files in finding patterns and proving hypotheses, searching, and retrieving specific content and increasing content accessibility for those authorized to view the content.
Automated Transcription: We offer our clients high quality transcription technology services, which leverage our automated aiAssist platform in combination with our team of experienced editing professionals.
NetScribe: The NetScribe platform improves execution and management of transcription workflows. NetScribe provides secure access to progressive, single- and multi-channel audio recordings that are quickly edited into comprehensive, formatted documents.
AccessPoint: AccessPoint is our client-facing collaboration portal which provides convenient and secure access to all authorized personnel. AccessPoint manages, tracks, shares, and stores mission critical content to create a more efficient, simplified, yet secure way to access content, from anywhere.
Our AI Powered Workflows Drive Significant Operating Efficiencies
For many years, we have been distinguished in delivering multi-speaker, multi-channel audio and video capture technologies in industries that require precision in verbatim content and speaker identification. The secure recording and accurate capture of every spoken word is critical to ensure a highly accurate transcript.
As our strategy evolved, the ability to combine highly complex evidentiary content to our sophisticated AI workflows has resulted in accurate initial drafts based on the characteristics of the audio file. We use the rich learnings from the industry specific content collected to distinguish the “Goodness Score” of the audio and video to prime the engines for the best outcomes. By using fifteen different data elements of the audio file, the industry specific language models, and the millions of minutes of our edited content, our engine determines how best to route this audio and video though the workflow.
We are speech recognition engine agnostic. The ability to turn the spoken word into digitized content is a commodity, as the word accuracy across most speech-to-text engines has become increasingly accurate.

However, the engines are challenged in a verbatim, multi-speaker environment that requires diarization. Our AI workflows evaluate the audio files to determine which of the speech engines (currently utilizing Speechmatics and Amazon Web Services (“AWS”) is best to process the file, applies the proprietary language models and directs it to create the first draft. This VIQ differentiator improves the accuracy of words, the verbatim content, the diarization, and the client specific formatting, all of which provide the basis for the FirstDraft transcript and its usability. The draft can deliver accuracy in the range of 85 percent to 95 percent. It is also the basis for the draft that is delivered to the “human in the loop”, the editor that manually reviews the FirstDraft transcript increasing the accuracy up to 99 percent, which is required for evidentiary content. We engage over 500 active editors in the U.S.
The final step in the process is to return a quality-controlled version of the document to our system to refine the linguistic and industry specific corpus models to progressively enhance the outcome of our services. Our language models improve, the metrics used to improve the Goodness Score evolve, and the tagging of the available data expands. This results in a more “usable” draft and an improved efficiency by the editors, increasing the speed of delivery and reducing labor cost required to achieve 99 percent accuracy.
Market Opportunity
We estimate that the U.S. transcription services market for the verticals in which we operate to be approximately $10.5 billion, only a fraction of the overall global market. There are numerous market forces driving the demand for digital transformation and our transcription technology solutions, which include:
➢
An increase in the demand for digital content across all our industry segments, as governmental agencies and highly regulated enterprises seek to operate in a “real time” global environment, along with a heightened need for compliance and the need to convert spoken word into actionable content;

➢
As global markets expand, the need for real-time, multi-language, multi-purpose documentation is accelerating; and

➢
COVID-19 forced the acceleration of the requirements for expanded security outside of the traditional, “controlled” office infrastructure.

Business Model
We generate recurring revenue primarily from the capture and documentation of evidentiary content to our clients. Revenue from contracts with clients is disaggregated by primary geographical market, major products and services and timing of revenue recognition.
Most of our revenues are tied to volume-based, multi-year government and enterprise contracts, where revenue is contracted for three to six years. Smaller contracts, representing the lower segment of our client base, are generally tied to 12-month contracts where our clients have utilized our services for many years.
Our recognized revenue is derived from technology services, software license fees, support and maintenance and other recurring fees, professional service fees, and hardware sales.
We believe that ongoing supervised and unsupervised machine learning will deliver significant improvements in the accuracy of machine-generated transcripts and that machine-generated transcript accuracy will also be improved as we transition clients to MobileMic Pro and CapturePro capture solutions presenting further revenue opportunities. Improving the accuracy of the machine-generated draft will reduce human involvement in the document production process.
Business and Growth Strategy
Our goal is to be the leading global provider of evidentiary documentation, translation and annotation technology solutions for enterprise and government agencies around the globe. The recent shift to increased remote work and hybrid operation will continue to solidify the demand for accurate unedited and edited evidentiary documentation from our integrated end-to-end, cloud-based, and AI-driven workflow.
The four key pillars of our growth strategy are as follows:
➢
Further Adoption of our Broad, Integrated Suite of Technology Solutions by Existing and New Clients

➢
Drive Improved Financial Performance Utilizing Our Technology Solutions

➢
Advance Technology Enhancements Through Technology Innovations

➢
Invest in Accretive Acquisitions

Sales and Marketing
Our suite of technology solutions and services are scalable and can be implemented to support country-wide deployments, large Fortune 500 companies, and down to small, local law enforcement agencies. The sales cycle can range from three days for small service requests to 12-18 months for large, complex platform technology sales.
We have established several routes to markets and regions which follow a land-and-expand strategy. We seek to increase our integrated technology and technology services footprint and volumes within client environments incrementally over time.
Security Processes, Certification and Technology as a Key Differentiator
A key differentiator of our technology platform is the depth and breadth of embedded process and technology security, in many cases, often mandated by law. The evidentiary content that we manage is highly confidential and contains sensitive information. As such, we must adhere to strict security guidelines, compliance, and technology standards.
Competition
Data security, speed, accuracy, and the usability of evidentiary documentation are all key factors of competition within the transcription industry. Our reputation for superior technology, outstanding client support, and a broad suite of technology products and services is key to our success. We have assembled a suite of end-to-end transcription solutions, which we believe uniquely positions us to provide a more comprehensive range of services than many of our competitors. Utilizing our AI and machine learning capabilities, we can provide complex transcription solutions to our clients without compromising speed, accuracy, or useability, while remaining price competitive.
Unaudited Financial Information
Set forth below is unaudited interim consolidated financial information of the Corporation for the three months ended March 31, 2021 and for the comparative period ended March 31, 2020.
The interim financial information below is intended to provide a summary of our financial performance for these periods. Reliance on the information presented below may not be appropriate for other purposes. You should read this information together with our unaudited interim financial statements of the Corporation as at and for the three months ended March 31, 2021 and 2020, notes to those financials and the related management discussion and analysis, each of which is incorporated by reference into this Prospectus Supplement.

	Three months ended March 31,
	2021	2020
Revenue	$8,254,222	$7,548,204
Net loss	$(1,666,789)	$(6,682,258)
Adjusted EBITDA	$335,056	$600,417
Cash (used in) provided by operating activities	$(907,430)	$68,129

“Adjusted EBITDA” is a non-IFRS financial measure, is not a standardized financial measure under the financial reporting framework used to prepare the financial statements of the Corporation and accordingly might not be comparable to similar financial measures disclosed by other issuers. The Corporation believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate its operating performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.The following table provides the reconciliation of net loss to Adjusted EBITDA, a non-IFRS measure, for the periods presented. See “Non-IFRS Measures” and “Reconciliation of Non-IFRS Measures” in our 2020 MD&A and MD&A for the three months ended March 31, 2021 and 2020 available on SEDAR at www.sedar.com and which are incorporated by reference into this Prospectus Supplement, for additional important disclosures regarding Adjusted EBITDA.
	Three months ended March 31
	2021	2020
Net Loss	$(1,666,789)	$(6,682,258)
Add:
Depreciation	$73,555	$107,854
Amortization	$1,174,808	$990,697
Interest expense	$331,419	$3,695,952
Current income tax expense	$(41,990)	$53,444
Deferred income tax recovery	$(220,979)	—
EBITDA	$(349,976)	$(1,834,311)
Accretion and other financing expense	$264,949	$230,548
(Gain) loss on revaluation of conversion feature liability	—	$1,118,761
Loss on repayment of long-term debt	—	$1,290,147
Restructuring Costs	$122,216	—
Other expense (income)	$(3,453)	$(204)
Stock-based compensation	$85,995	$47,725
Foreign exchange (gain) loss	$215,325	$(252,249)
Adjusted EBITDA	$335,056	$600,417

Offering
Common Shares Offered
Common Shares
Price per Common Share
$
Gross proceeds
$
Common Shares Outstanding Immediately after the Offering
          Common Shares (or Common Shares if the Underwriters’ Option is exercised in full)
Underwriters’ Over-Allotment Option
We have granted to the underwriters the Underwriters’ Option, exercisable for a period of 30 days after the date of this Prospectus Supplement, to purchase up to an additional Common Shares (representing 15% of the total number of Offered Shares).
Use of Proceeds
We intend to use the net proceeds from this Offering for the continuing development of product and service offerings, potential future acquisitions and for working capital and general corporate purposes. See “Use of Proceeds” in this Prospectus Supplement.
Lock-up
90 days for Corporation, directors and executive officers.
Risk Factors
See “Risk Factors” of this Prospectus Supplement and the similarly titled sections included in the documents incorporated by reference in this Prospectus Supplement for a discussion of factors you should consider carefully before deciding to invest on our Common Shares.
Exchanges
The Corporation has applied to list the Offered Shares and the Additional Common Shares on the TSX. The Corporation has received approval to list the Common Shares (including the Offered Shares and the Additional Common Shares) on the Nasdaq under the trading symbol “VQS”. Trading on the Nasdaq is anticipated to commence following pricing of Offered Shares under the Offering. Listing of the Offered Shares and the Additional Common Shares will be subject to the Corporation fulfilling the listing requirements of the TSX and Nasdaq, respectively.

NOTICE TO READERS
General Matters
In this Prospectus Supplement, and unless the context provides otherwise, the “Corporation”, “VIQ”, “we”, “us” and “our” refers to VIQ Solutions Inc. and its consolidated subsidiaries.
About this Prospectus Supplement
This document is in two parts. The first part is this Prospectus Supplement, which describes the terms of the Offering and adds to and updates information contained in the accompanying Shelf Prospectus and the documents incorporated by reference therein. The second part is the Shelf Prospectus, which gives more general information, some of which may not apply to the Offering. This Prospectus Supplement is deemed to be incorporated by reference into the Shelf Prospectus solely for the purpose of this Offering.
Neither the Corporation nor the Underwriters have authorized anyone to provide readers with information different from that contained in this Prospectus Supplement and the accompanying Shelf Prospectus (or incorporated by reference herein or therein). The Corporation takes no responsibility for and can provide no assurance as to the reliability of, any other information that others may give readers of this Prospectus Supplement and the accompanying Shelf Prospectus. If the description of the Offered Shares or any other information varies between this Prospectus Supplement and the accompanying Shelf Prospectus (including the documents incorporated by reference herein and therein), you should rely on the information in this Prospectus Supplement. The Offered Shares are not being offered in any jurisdiction where the offer or sale is not permitted.
Readers should not assume that the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus is accurate as of any date other than the date of this Prospectus Supplement and the accompanying Shelf Prospectus or the respective dates of the documents incorporated by reference herein or therein, unless otherwise noted herein or as required by law. It should be assumed that the information appearing in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein are accurate only as of their respective dates. The business, financial condition, results of operations and prospects of the Corporation may have changed since those dates.
This Prospectus Supplement shall not be used by anyone for any purpose other than in connection with the Offering. The Corporation does not undertake to update the information contained or incorporated by reference herein or in the Shelf Prospectus, except as required by applicable securities laws. Information contained on, or otherwise accessed through, the Corporation’s website shall not be deemed to be a part of this Prospectus Supplement or the accompanying Shelf Prospectus and such information is not incorporated by reference herein or therein.
This Prospectus Supplement and the documents incorporated by reference herein include certain terms or performance measures that are not defined under or not prepared in accordance with IFRS, such as Adjusted EBITDA. “Adjusted EBITDA” is a non-IFRS financial measure, is not a standardized financial measure under the financial reporting framework used to prepare the financial statements of the Corporation and accordingly might not be comparable to similar financial measures disclosed by other issuers. The Corporation believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate its operating performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures should be read in conjunction with the financial statements incorporated by reference herein. For a description of the methodology used to calculate these non-IFRS measures, see “Reconciliation of Non-IFRS Measures” in this Prospectus Supplement and under the headings “Non-IFRS Measures” and “Reconciliation of Non-IFRS Measures” in our 2020 MD&A and MD&A for the three months ended March 31, 2021 and 2020, as available on SEDAR at www.sedar.com and which are incorporated by reference herein.

This Prospectus Supplement and the Shelf Prospectus and the documents incorporated by reference herein and therein contain corporate names, product names, trade names, trademarks and service marks of the Corporation and other organizations, all of which are the property of their respective owners. In this Prospectus Supplement, unless otherwise indicated, all dollar amounts and references to “US$” are to U.S. dollars and references to “C$” are to Canadian dollars. This Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein, contain translations of certain U.S. dollar amounts into Canadian dollars solely for your convenience. See “Currency Presentation and Exchange Rate Information”.
Unless otherwise indicated, information contained in this Prospectus Supplement assumes or reflects no exercise of the Underwriters’ Option, no exercise of outstanding convertible securities of the Corporation and no vesting and settlement of outstanding restricted share units.
The information contained on, or accessible through, the Corporation’s website is not incorporated by reference into this Prospectus Supplement and is not, and should not be considered to be, a part of this Prospectus Supplement unless it is explicitly so incorporated.

FORWARD-LOOKING INFORMATION
This Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein contain certain “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Corporation’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Corporation’s control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or may contain statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “will continue”, “will occur” or “will be achieved”. The forward-looking information contained herein and therein may include, but is not limited to, information relating to:
➢
the size and growth of the Corporation’s customer base;

➢
the methods by which the Corporation provides services to its clients;

➢
the Corporation’s use of proceeds raised in connection with the Offering;

➢
the expectation that the majority of the Corporation’s revenue will continue to be tied to major contracts at the same or an increased level in terms of overall contribution to the Corporation;

➢
the Corporation continuing to invest globally in sales, marketing and business development to continue to diversify across segments, industries and geographies building awareness in its global brand to increase future revenue growth;

➢
the decrease in depreciation expense over the life of the assets as the net book value decreases, in the absence of any significant additions;

➢
the Corporation’s quarterly results continuing to fluctuate significantly in the future and the continuation of the key factors that account for such fluctuation, including timing of acquisitions and seasonality of revenue;

➢
the Corporation’s ongoing operations, working capital, associated cash flows and cash reserves providing sufficient liquidity to support the Corporation’s ongoing business operations and satisfying the Corporation’s obligations as they become due;

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the Corporation needing additional external funding, if it continues to acquire accretive businesses, depending on the size and timing of potential acquisitions;

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the Corporation intending to use its operating income and funds on hand to meet funding requirements for the development and commercialization of its technology products and services based on anticipated market demand and working capital purposes;

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the Corporation’s actual funding requirements varying depending on a variety of factors, including its success in executing its business plan, the progress of its research and development efforts, its commercial sales, and its ability to manage its working capital requirements;

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the continuation of market trends and the Corporation’s ability to disrupt the transcription industry and capture market share from its competitors;

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the next phase of the Corporation’s aiAssist capabilities incorporating Natural Language Processing engines and the anticipated effects such engines will have;

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the estimated size of the U.S. transcription services market for the verticals in which the Corporation operates and the estimated size of various market sectors for transcription services;

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ongoing gross margin improvement being achieved by reducing human involvement in the document production process, offering more immediate delivery of services, which attracts premium pricing and increasing the proportion of technology and bundled arrangements yielding higher margins;

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ongoing supervised and unsupervised machine learning delivering significant improvements in the accuracy of machine-generated transcripts and machine generated transcript accuracy improving as the Corporation transitions its clients to MobileMic Pro and CapturePro capture solutions;

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the Corporation’s belief that the FirstDraft strategy will expand the overall opportunity to digitize clients’ libraries of content;

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improving the accuracy of the machine generated draft and the anticipated effect of reducing human involvement in the document production process;

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the Corporation’s workflow solutions being subject to ongoing refinement driven by the desire to significantly reduce touchpoints in the editing and document formatting process;

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the Corporation realizing higher margins on its technology revenue, as it commercializes its next generation product offerings;

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the recent shift to increased remote work and hybrid operation continuing to solidify the demand for accurate unedited and edited evidentiary documentation from the Corporation’s integrated end-to-end, cloud-based, and AI-driven workflow;

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the Corporation’s belief that it is positioned to continue growth in coming years as industry shifts pressure organizations to improve speed, accessibility and quality of documentation while lowering costs;

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the Corporation continuing to drive innovation that leverages its technology and data platform to include translation and data annotation in regions and segments where it has strong references and an active partner program in place;

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the Corporation’s growth strategy and the elements thereof;

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the Corporation seeking to increase its integrated Technology and Technology Services footprint and volumes within client environments incrementally over time;

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the Corporation’s products and services under development, including the expected timing that new products and services will be brought to market;

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the design of the Corporation’s mobile application, the next generation releases of capture and transcription technology offerings and the next extensions of its aiAssist and workflow capabilities;

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the Corporation’s expectation that revenues will be more evenly balanced between the United States and Australia in 2021

By identifying such information and statements in this manner, the Corporation is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Corporation to be materially different from those expressed or implied by such information and statements.
In this Prospectus Supplement, forward-looking information that constitutes “financial outlooks” within the meaning of applicable Canadian securities laws, consists of the estimated value throughout Q2 and H2 of the US$33M contract in Australia; and VIQ’s expectations regarding its future performance including expectations with respect to revenue growth and gross margin. Such information is being provided to demonstrate management’s anticipation of market penetration and the reader is cautioned that this information may not be appropriate for any other purpose and the reader should not place undue reliance on such future-oriented financial information and financial outlooks.
An investment in securities of the Corporation is speculative and subject to a number of risks including the risks discussed under the heading “Risk Factors” in this Prospectus Supplement and the Shelf Prospectus, and on pages 12 to 20 of the Corporation’s annual information form dated April 30, 2021 (the “AIF”). Although the Corporation has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

In connection with the forward-looking information and forward-looking statements contained in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein, the Corporation has made certain assumptions, including, but not limited to:
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the Corporation’s ability to successfully: (i) execute its business plan; (ii) progress its research and development; (iii) grow its commercial sales; and (iv) manage its working capital requirements;

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the accuracy of the Corporation’s forecasts and projections;

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the Corporation’s ability to successfully: (i) identify potential business acquisitions and investments; and (ii) complete such acquisitions and investments;

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the Corporation’s ability to maintain its major contracts and successfully enter into new major contracts;

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the Corporation’s major customers continuing to provide little to no credit risk and accordingly provide a reliable revenue stream;

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the Corporation’s ability to successfully consolidate acquired businesses with the Corporation’s existing operations;

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the Corporation’s ability to incorporate acquired technologies into its platform;

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the Corporation’s ability to realize synergies with acquired businesses;

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the customers of any acquired businesses remaining customers of the Corporation following the completion of an acquisition;

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the Corporation continuing to operate in compliance with regulatory requirements;

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the Corporation having sufficient working capital and, if necessary, being able to secure additional funding necessary for the continued operation and development of its business; and

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key personnel continuing their employment with the Corporation and the Corporation being able to obtain and retain additional qualified personnel, as needed, in a timely and cost efficient manner.

Although the Corporation believes that the assumptions and factors used in preparing and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this Prospectus Supplement are made as of the date of this Prospectus Supplement. All subsequent written and oral forward-looking information and statements attributable to the Corporation or persons acting on its behalf is expressly qualified in its entirety by this notice. There are a number of risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the forward-looking information, including:
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risks related to the COVID-19 pandemic;

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the Corporation has a history of operating losses and negative cash flows and may never achieve consistent profitability, which may adversely affect its ability to continue as a going concern;

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issuance of additional equity securities could cause the Corporation’s shareholders to suffer significant dilution;

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investment in the Common Shares is speculative and involves a high degree of risk;

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the Corporation has broad discretion in the use of the net proceeds from the Offering and may not use the net proceeds effectively;

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there is no assurance of a liquid trading market for the Common Shares in the future;

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the market price for the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Corporation’s control;

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the Corporation may be unable to procure sufficient capital to fund its operations;

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the Corporation does not have a history of payment of cash dividends or distributions on its Common Shares, and does not anticipate paying any cash dividends on the Common Shares in the foreseeable future;

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the Corporation’s ability to grow revenue is dependent on its ability to procure new customers or to sell additional solutions to its existing customers;

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the Corporation’s operating results may vary substantially from period to period;

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the Corporation’s ability to integrate its products into clients’ enterprise workflows, information technology environments and software programs;

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the Corporation’s ability to successfully keep pace with changes in mobile technologies, operating systems, or networks or in developing products that operate effectively within existing or future technologies, systems, and networks;

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potential failures of major elements of the Corporation’s products or services;

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risk of cyber-threats;

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the Corporation’s ability to develop and deploy new technologies, penetrate new markets or further penetrate existing markets;

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the Corporation’s ability to keep pace with technological developments or advancements in its industry;

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the Common Shares may be subject to price volatility for general economic conditions or other conditions unrelated to the Corporation’s operations;

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the Corporation’s ability to identify and acquire suitable acquisition or investment targets;

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the Corporation’s ability to successfully integrate acquired businesses and technologies;

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risks inherent in international operations;

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the Corporation’s ability to maintain, protect or enforce its intellectual property rights;

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potential intellectual property claims;

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risks related to insurance coverage;

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risks related to competition;

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product liability exposure;

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the Corporation’s ability to manage its growth;

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retention and acquisition of qualified personnel;

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legal, regulatory and other proceedings;

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conflicts of interest;

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cash flows and capital resources risks;

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inaccuracies related to accounting estimates and assumptions;

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tax risks;

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foreign currency fluctuations;

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the Corporation’s internal controls;

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potential U.S. tax consequences applicable to U.S. investors if the Corporation is classified as a “passive foreign investment company”;

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U.S. investors may not be able to obtain enforcement of civil liabilities against the Corporation;

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risks associated with the Corporation’s intention to take advantage of reduced disclosure requirements applicable to emerging growth companies;

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risks associated with operating as a public company in the United States; and

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as a foreign private issuer, the Corporation may have limited information publicly available to U.S. shareholders compared to a domestic U.S. issuer.

You should also carefully consider the matters discussed under “Risk Factors” in this Prospectus Supplement. Prospective purchasers are also urged to refer to the heading “Risk Factors” in the Shelf Prospectus and the AIF and the heading “Cautionary Note Regarding Forward-Looking Information” and “Forward-Looking Statements” and “Risk Factors” in the MD&A (defined below), each as incorporated by reference herein, and to all other applicable risk factors described in other documents incorporated by reference herein for information respecting further important risks and uncertainties relating to the Corporation. Copies of these documents are available without charge from the Corporation or electronically under the Corporation’s profile on SEDAR at www.sedar.com, and as part of the Registration Statement which is available on EDGAR at www.sec.gov.
MARKET AND INDUSTRY DATA
This Prospectus Supplement includes market and industry data and forecasts that were obtained from third party sources, industry publications and publicly available information as well as industry data prepared by management on the basis of its knowledge of the applicable markets in which the Corporation does and will operate (including management’s estimates and assumptions relating to the industry based on that knowledge). Certain of these third-party sources are proprietary, subscription, payment based or otherwise not available to the public. Management’s knowledge of its industry, including the industry in Canada and the U.S., has been developed through its experience and participation in the industry. Management believes that its industry data is accurate and that its estimates and assumptions are reasonable, but there can be no assurance as to the accuracy or completeness of this data. The Corporation’s business, financial condition, results of operations and prospects may have changed since the date of this Prospectus Supplement.
CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION
This Prospectus Supplement and the documents incorporated by reference herein contain references to the Canadian dollar and United States dollar. Unless otherwise indicated in this Prospectus Supplement, all references to “US$” or “dollars” refer to United States dollars and all references to “C$” refer to Canadian dollars.
The high, low, average and closing daily exchange rates for the United States dollar in terms of Canadian dollars for each of the financial periods of the Corporation ended March 31, 2021, December 31, 2020 and December 31, 2019, as quoted by the Bank of Canada, were as follows:
	Three months ended March 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
	(expressed in United States dollars)
High	0.8029	0.7863	0.7699
Low	0.7795	0.6898	0.7353
Average	0.7899	0.7461	0.7537
Closing	0.7952	0.7854	0.7699
On August 6, 2021, being the last trading day prior to the filing of this Prospectus Supplement, the daily closing exchange rate for the conversion of United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was C$1.00 = US$0.80.
MARKETING MATERIALS
Any “template version” of any “marketing materials” (as such terms are defined under applicable Canadian securities laws) used in connection with the Offering does not form a part of this Prospectus Supplement to the extent that the contents of the template version of the marketing materials have been modified or superseded by a statement contained in this Prospectus Supplement. Any template version of any marketing materials that has been, or will be, filed under the Corporation’s profile on SEDAR at www.sedar.com before the termination of the distribution under the Offering (including any amendments to, or an amended version of, any template version of any marketing materials) is deemed to be incorporated by reference into this Prospectus Supplement.
Before the filing of a final prospectus supplement, the Corporation and the Canadian Underwriters will make available an electronic roadshow through which marketing materials will be provided to certain potential investors in each of the provinces and territories of Canada other than Quebec.
In doing so, the Corporation and the Canadian Underwriters will rely on a provision in applicable securities legislation that allows issuers in certain U.S. cross-border offerings to not have to file marketing materials relating to those road shows on SEDAR or include or incorporate those marketing materials in the final prospectus. The Corporation and the Canadian Underwriters can only do that if they give a contractual right to investors in the event the marketing materials contain a misrepresentation.
Pursuant to that provision, the Corporation and the Canadian Underwriters signing the certificate contained in the final prospectus will agree that in the event the marketing materials relating to those road shows contain a misrepresentation (as defined in securities legislation in each of the provinces of Canada other than the Province of Quebec), a purchaser resident in each of the provinces of Canada, other than the Province of Quebec, who was provided with those marketing materials in connection with the road shows and who purchases the securities offered by the final prospectus during the period of distribution shall have, without regard to whether the purchaser relied on the misrepresentation, rights against the Corporation and each Canadian Underwriter with respect to the misrepresentation which are equivalent to the rights under the securities legislation of the jurisdiction in Canada where the purchaser is resident, subject to the defences, limitations and other terms of that legislation, as if the misrepresentation was contained in the final prospectus supplement.
However, this contractual right does not apply to the extent that the contents of the marketing materials relating to the road shows have been modified or superseded by a statement in the final prospectus in respect of the Offering.
DOCUMENTS INCORPORATED BY REFERENCE
This Prospectus Supplement is deemed to be incorporated by reference in the Shelf Prospectus solely for the purpose of the Offering. Other documents are also incorporated, or deemed to be incorporated, by reference in the Shelf Prospectus for the purpose of the Offering and reference should be made to the Shelf Prospectus for full particulars thereof.
The following documents filed by the Corporation with securities commissions or similar authorities in each of the provinces of Canada except for Québec are available under the Corporation’s profile on SEDAR at www.sedar.com and are specifically incorporated by reference into this Prospectus Supplement:
(a)
the AIF;

(b)
the audited consolidated financial statements of the Corporation as at December 31, 2020 and 2019 together with the notes thereto and the report of independent auditors thereon;

(c)
the management’s discussion and analysis (“MD&A”) of the Corporation for the years ended December 31, 2020 and 2019;

(d)
the interim financial statements of the Corporation as at and for the three months ended March 31, 2021 and 2020, together with the notes thereto (the “Interim Financial Statements”);

(e)
the MD&A of the Corporation for the three months ended March 31, 2021 and 2020; and

(f)
the management information circular of the Corporation dated March 23, 2021 distributed in connection with the annual and special meeting of shareholders of the Corporation held on April 29, 2021 (the “2021 Circular”).

Any documents of the type required by National Instrument 44-101 — Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus, including those types of documents referred to above and press releases issued by the Corporation specifically referencing incorporation by reference into the Shelf Prospectus and this Prospectus Supplement, if filed by the Corporation with the provincial securities commissions or similar authorities in Canada after the date of this Prospectus Supplement and before the expiry of the Shelf Prospectus, are deemed to be incorporated by reference in the Shelf Prospectus and this Prospectus Supplement.
In addition, to the extent that any document or information incorporated by reference into this Prospectus Supplement is included in any report on Form 6-K, Form 40-F or Form 20-F (or any respective successor form) that is filed with or furnished to the SEC after the date of this Prospectus Supplement, such document or information shall be deemed to be incorporated by reference as an exhibit to the Registration Statement of which this Prospectus Supplement and the Shelf Prospectus form a part. In addition, the Corporation may incorporate by reference into the Registration Statement of which this Prospectus Supplement and the Shelf Prospectus form a part, other information from documents that the Corporation will file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), if and to the extent expressly provided therein.
Documents referenced in any of the documents incorporated by reference in the Shelf Prospectus or this Prospectus Supplement but not expressly incorporated by reference therein or herein and not otherwise required to be incorporated by reference therein or in this Prospectus Supplement are not incorporated by reference in this Prospectus Supplement.
Any statement contained in the Shelf Prospectus or this Prospectus Supplement, or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Shelf Prospectus to the extent that a statement contained herein, in this or any future Prospectus Supplement or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of the Shelf Prospectus or this Prospectus Supplement, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document or statement that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus Supplement.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
The following documents have been filed with the SEC as part of the Registration Statement of which this Prospectus Supplement and the Shelf Prospectus form a part: (i) the documents listed under the heading “Documents Incorporated by Reference” in this Prospectus Supplement and the Shelf Prospectus; (ii) powers of attorney from our directors and officers, as applicable; (iii) the consent of KPMG LLP; (iv) the consent of MNP LLP; (v) the consent of McMillan LLP; (vi) the consent of Stikeman Elliott LLP; and (vii) the Underwriting Agreement.
WHERE YOU CAN FIND MORE INFORMATION
The Corporation has filed a Registration Statement with the SEC with respect to the Offered Shares offered pursuant to this Prospectus Supplement. This Prospectus Supplement, which constitutes a part of the Registration Statement, does not contain all of the information required to be contained in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. Items of information omitted from this Prospectus Supplement but contained in the Registration Statement are available on EDGAR at www.sec.gov.
The Corporation is subject to the continuous disclosure requirements of applicable Canadian securities legislation and, in accordance therewith, files reports and other information with the applicable securities regulators in Canada. The Corporation is also subject to the information requirements of the Exchange Act and files reports and information with the SEC. Under the MJDS adopted by the United States and Canada, documents and other information that the Corporation files with or furnishes to the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer within the meaning of rules made under the Exchange Act, the Corporation is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Corporation’s officers, directors and principal shareholders are exempt from the insider reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, the Corporation is not required to publish financial statements as promptly as United States companies, its financial statements may be prepared under IFRS rather than U.S. generally accepted accounting principles, and they may be audited under Canadian generally accepted auditing standards.
The Corporation’s reports and other information filed with or furnished to the SEC are available from EDGAR at www.sec.gov, as well as from commercial document retrieval services. A prospective purchaser may also read and download any public document that the Corporation has filed with the Canadian securities regulatory authorities under the Corporation’s profile on the SEDAR at www.sedar.com.
DESCRIPTION OF THE CORPORATION
The following description of the Corporation does not contain all of the information about the Corporation and its business that you should consider before investing in the Offered Shares. You should carefully read the entire Prospectus Supplement and the Shelf Prospectus, including the sections titled “Risk Factors”, as well as the documents incorporated by reference herein and therein before making an investment decision.
VIQ delivers intelligent automation, enhanced with human review, to drive transformation in the way evidentiary content is captured, secured, and transformed into actionable information. We believe that this combination along with segment specific Artificial Intelligence learning makes VIQ as the leader best positioned to disrupt and gain rapid market share.
VIQ’s innovative technology platform is made of four core software products using cloud, artificial intelligence, mobility, and cybersecurity cloud driven workflow for capture, manage, share, and create digital evidence and very specific documentation. The Corporation is driving the transformation of the highly secured evidentiary data and transcription industry from 0% to 80% via AI-human editors’ collaboration using an innovative patent-pending technology platform.

VIQ operates worldwide with a network of partners including security integrators, audio-video specialists, and hardware and data storage suppliers. The Corporation’s revenue is strategically segmented both by geographic and industry markets: 70% of the Corporation’s revenue is derived from the United States, 27% from Australia and a growing 3% from Europe, the Middle East, Africa and Canada.
VIQ serves a growing customer base across a variety of vertical and horizontal markets, the primary of which are as follows:
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21% of revenue is in criminal justice;

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29% in legal;

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23% in insurance; and

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27% media, corporate finance, government and medical.

VIQ delivers its products and services to clients primarily through a network of resellers and integrators, as well as through direct sales, offering a variety of deployment methodologies and business models to meet customer demand including software, software as a service (“SaaS”) and managed services.
BUSINESS SECTION
The following description about us is, in some instances, derived from selective financial information about us contained in the documents incorporated by reference into this Prospectus Supplement or the accompanying Shelf Prospectus. This description does not contain all of the information about us and our business that you should consider before investing in the Offered Shares. You should carefully read the entire Prospectus Supplement and the Shelf Prospectus, including the section entitled “Risk Factors” herein and therein, as well as the documents incorporated by reference into this Prospectus Supplement and the Shelf Prospectus, before making an investment decision.
Overview
We are a leading provider of cloud-based transcription workflow automation solutions to assist government agencies and commercial enterprises to securely digitize information-intensive voice and video content. Our proprietary technology platform securely captures, transforms, distributes, and manages complex digital voice and video content for over 1,800 clients in the criminal justice, legal, insurance, media, government, and financial services verticals. We have operations in the U.S., Canada, Australia and Europe, the Middle East and Africa.
Our scalable technology utilizes sophisticated AI designed to ingest significant amounts of audio and video evidentiary content to produce accurate, verbatim, diarized transcripts for mission critical events that have lasting financial and social impacts. In 2020, our platform processed over 20 million minutes of recorded, multi-speaker, multi-channel audio and video and transcribed 40 million pages of secure, industry specific evidence documentation creating actionable information for use by our clients.
Our technology solutions deliver productivity enhancements, which have historically driven down our overall production costs and speed of delivery, leading to meaningful gross margin improvements. Our automated workflow has enabled profitable growth while improving the overall service levels, strengthening our AI learning, and bolstering our competitive advantage.
Disrupting the Transcription Industry
We are disrupting the fragmented global transcription industry that largely utilizes manual processes and procedures. The human-intensive transcription process is slow, costly, unreliable, unsecure and does not provide clients with the actionable, on-demand documentation they require, along with the ability to track transcription workflows on a real-time basis. We believe there is an opportunity to utilize our workflow automation platform and AI to dramatically reduce the process time, human interaction, and costs, while increasing the accuracy, useability, and productivity of the transcription output.
The accelerating demand for digital content by our global clients has fueled the need for transcription technology and services. The need to convert spoken word into actionable content is growing across all our verticals. COVID-19 has accelerated the demand and requirements for digital transformation and enhanced security as transcription services are taking place outside of the traditional “controlled” office infrastructure. Courtrooms, for example, are now virtual and the need for cloud-based services is rapidly accelerating. The requirement to capture and manage complex content in highly secure environments is not enough, as secure data storage of content must be nationalized to support local data sovereignty requirements.
As global markets expand, the need for real-time, highly accurate, multi-language, multipurpose documentation is accelerating. From courtrooms, interrogation rooms and other government events to insurance claims and corporate and media events, the need for more immediate access to that data and the ability to quickly view, manage, and make decisions, is mission critical to governmental agencies and corporations.
We believe these trends will continue, and that we are well positioned to disrupt the transcription industry and continue to capture market share from competitors.
Solutions and Technology
We offer an integrated, cloud-based suite of automated transcription workflow solutions designed to securely capture, manage, share, and create digital evidence and accurate documentation.
Our transcription technology solutions are comprised of six core software solutions: MobileMic Pro, CapturePro™, NetScribe™, FirstDraft, Automated Transcription and AccessPoint. These solutions are integrated to create a seamless, end-to-end digital workflow platform that is powered by aiAssist.
aiAssist: aiAssist is the multi-tenant automated workflow and analysis platform which combines advanced technologies, including AI, ML and NLP, with human intelligence, to create evidentiary documentation quickly and accurately from live, multi-channel audio and audio/video. Clients can leverage market-specific AI tools to help gain insights and efficiencies that are normally impossible to achieve with human intervention alone.
aiAssist is a speech-to-text, engine-agnostic, platform utilizing third-party engines based on the client’s particular use case and specific vertical. The platform uses machine learning and AI to select those engines best suited to produce the most accurate, useable evidentiary documentation. All six of our software products are powered by aiAssist.
Our scalable aiAssist platform efficiently manages, converts, and analyzes large volumes of audio and visual content to create an accurate record of meetings, interviews, testimony, recorded calls and dictations in a timely and cost-efficient manner. The aiAssist technology automatically assesses the characteristics of an audio file and aligns it with the most efficient speech recognition engine to produce the highest levels of quality output. The secure aiAssist workflow is designed to ensure a highly accurate, useable, and diarized draft for use by our clients.
aiAssist is a powerful platform designed to perform complex operations to satisfy our client’s documentation needs. aiAssist splits lengthy, multi-channel digital recordings into segments and distributes them to multiple editors, then seamlessly reintegrates those segments into complete, accurate documents. aiAssist supports multiple languages and dialects and comprehensive, industry-specific vocabularies. aiAssist enables rapid search and indexing of audio content, identification of multiple speakers, recognition of non-speaker noise and silence, and disambiguation of unclear audio. The aiAssist platform also enables detailed data mining functionality such as fact and entity extraction and content redaction, turning data into actionable insights for use by our clients.

Our aiAssist platform, delivers immediate value to our clients in the form of high-quality evidentiary documentation in a fraction of the time previously required. As clients are migrated to our technology platform and workflows, they experience faster turn-around times with equivalent levels of accuracy. Our technology platform also enables us to generate higher gross margins through significantly improved editor productivity and reduced levels of “human touch”. Editor costs are generally 30% less than transcriptionists, reducing prevailing document production costs for new independent contractor agreements.
The next phase of our aiAssist capabilities will incorporate additional NLP engines to provide machine translation services. These engines will allow us to achieve margin improvements in existing translation services and offer new translation services to our existing client base and extend to other vertical markets. We are also exploring the early-stage technology platforms available to provide summarization and data labeling of evidentiary content.
Clients can choose specific products or services or utilize our full suite of workflow solutions.
MobileMic Pro: This software solution is a workflow application that enables users to capture high-quality digital recordings quickly and easily utilizing smartphones. MobileMic Pro is a CJIS (Criminal Justice Information Service, a division of the Federal Bureau of Investigation) compliant application that is available for download and can record online and offline for single and multi-speaker recordings. Once the recording is captured, it is automatically sent for transcript creation either via NetScribe or to our FirstDraft solution, which automatically utilizes third-party, industry-specific, speech-to-text engines for quick delivery of an editable document. The recordings and transcriptions generated are secured with industrial-grade encryption, are powered with auto-purge functionality and other valuable features. Our users are also able to easily edit the captured content from any device or from AccessPoint, our online client portal. Our users can also perform review and editing of audio and automated voice-to-text conversion, to ensure the accuracy of the completed document. Upon request by a client, the editable document can also be reviewed and edited by our professional editors.
CapturePro: This scalable software solution securely speeds the capture, creation, and management of large volumes of audio and video information generated by our clients. This solution captures word, tonal variation, gesture, facial expression and movement in broadcast-quality video and studio-quality digital audio. Our proprietary software enables our users to easily consolidate their digital content, including comments, statements, or related digital evidence. CapturePro integrates with third-party evidence management systems and includes redaction and collaboration features. Our software is structured with military-grade security to provide protection and chain-of-custody of confidential content. The sophisticated capture technology is device agnostic and can be integrated into various audio and video capture hardware.
CapturePro Conference and CapturePro On-the-Go are two complementary solutions that enable audio and video capture to occur offsite or in a remote environment. CapturePro Conference allows a judge, court reporter, interviewer, or other authorized person to capture audio and video evidence from a live web-based conference application. CapturePro On-the-Go solution enables clients to capture audio and video content with a portable, pre-configured solution that can accommodate two or more speakers whether in person or on a conference call. Under both solutions, the digital content is securely captured, managed, and stored in the same manner as evidence obtained in a fixed room. Under both solutions, our clients benefit from the local capture of digital content with the ability to transfer those recordings, along with other case data, into our CapturePro central content management system or to any external media source as needed. The digital audio content can then be directed to our FirstDraft solution for an automated draft or to utilize our professional editing services.
FirstDraft: In early 2021, we introduced FirstDraft, powered by aiAssist, to automate the speech-to-text process, thereby increasing the documentation of audio recordings and improving content accessibility for our clients. Using FirstDraft, transcripts are received in near real-time and at a lower cost than traditional transcription services. FirstDraft enables our clients to digitize content historically retained as audio files. Text-based transcripts, generated using FirstDraft, unlock insights that were previously inaccessible, and are more effective than traditional audio files in finding patterns and proving hypotheses, searching, and retrieving specific content and increasing content accessibility for those authorized to view the content.
Automated Transcription: We offer our clients high quality transcription technology services, which leverage our automated aiAssist platform in combination with our team of experienced editing professionals. Clients requiring an evidence ready, verbatim, and diarized transcript utilize our Automated Transcription service. Verbatim transcription involves typing every word and phrase exactly as it was stated (including discourse markers, fillers, and slang) and diarized transcripts document what was exactly said by each of the unique speakers in a conversation. The use cases for our Automated Transcription product vary by vertical, as follows:
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Legal: Our solutions assist with the secure and timely creation of high-quality verbatim legal transcripts for trials, hearings, depositions, pleadings, interrogations, mediations, and arbitrations. In such proceedings there is a critical need for a high level of accuracy, which is why our clients rely on our legal transcription software coupled with our experienced team of transcription professionals, who are well versed in legal terminology and supported by a quality assurance process. Clients in the legal vertical typically include court proceedings, judicial hearings, and review boards.

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Criminal Justice: Hundreds of law enforcement agencies and other investigative organizations around the world utilize our transcription and translation solutions. Our transcription solutions are used in criminal investigations, internal affairs and professional standard reviews, patrol operations and within jails and correctional facilities. Accuracy, security, confidentiality, and chain-of-custody are of critical importance to criminal justice agencies. As such, we are CJIS compliant, a designation awarded after completing a rigorous audit and evaluation of our systems, policies, and procedures in managing all aspects of our security. In addition, we work with other investigative bodies collecting evidentiary documentation in the areas of fire and arson investigations, family protective services, human resource investigations, private investigations, and other federal, state, county, and municipal agencies.

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Insurance: Leading insurers utilize our solutions to accurately process the recorded statements of claimants, witnesses, and other parties involved in insurance claims ranging from homeowner claims to natural disasters. We provide transcription solutions to seven of the top ten property and casualty companies in the United States. Typical end users of our solutions include insurance adjusters, insurance carriers, third-party administrators, and underwriting teams.

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Media/Corporate Finance: Our transcription and translation solutions are utilized for a broad range of regulatory and internal needs of media, corporate and financial industry clients. Client use cases include earnings calls, analyst meetings, conference presentations, research interviews, focus groups, and other host meetings where spoken word must be transcribed verbatim or with the highest levels of accuracy. Maintaining confidentiality is critical when it comes to corporate and financial industry transcription, given the important internal and sensitive issues that are often covered by the participants. In addition to our transcription services, we offer translation solutions including simultaneous telephonic interpretation of live events with 24/7/365 in a variety of languages and formats.

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Government: Our solutions offer transcription, translation, and captioning services for federal, state, local, provincial, and territorial agencies. We utilize our technology to generate transcripts of government speeches, congressional hearings, election coverage, cabinet briefings and other newsworthy events related to the government industry. We then distribute the verbatim content to newswires and databases globally. Our translation solutions include simultaneous telephonic interpretation of live events with coverage in a variety of languages and formats. We offer AI-generated captioning technology enhanced by skilled and trained human captioners. Our machine-generated captioning capabilities offer accurate near real-time voice-to-text streaming through any browser-based connection. Our captioning solutions generate an accessibility-compliant record of the spoken word, as well as the option for a final verbatim version, if needed for final publishing.
NetScribe: The NetScribe platform improves execution and management of transcription workflows. NetScribe provides secure access to progressive, single- and multi-channel audio recordings that are quickly edited into comprehensive, formatted documents. Each is then delivered to the appropriate resource using proven, industry-standard secure data transfer protocols. NetScribe takes advantage of simultaneous voice and text playback, customization tools and flexible templates to automate and accelerate the transcription process by over 30 percent. NetScribe uses flexible, customizable priority routing rules engines, load balancers, content and delivery templates, billing profiles, and document formatting features to meet our clients’ needs.
AccessPoint: AccessPoint is our client-facing collaboration portal which provides convenient and secure access to all authorized personnel. AccessPoint manages, tracks, shares, and stores critical content to create a more efficient, simplified, yet secure way to access content, from anywhere. Our clients simply login to the AccessPoint portal through a web browser and gain access to their authorized recordings, based on security access levels of the organization. Using this proprietary portal, our clients can upload and share their audio and video files for transcript creation or with other members of their team. The user interface, accessibility, and reliability of our AccessPoint portal is a competitive strength.
Our AI Powered Workflows Drive Significant Operating Efficiencies
For many years, we have been distinguished in delivering multi speaker, multi-channel audio and video capture technologies in industries that require precision in verbatim content and speaker identification. The secure recording and accurate capture of every spoken word is critical to ensure a highly accurate transcript.
As our strategy evolved, the ability to combine highly complex evidentiary content to our sophisticated AI workflows has resulted in accurate initial draft transcripts based on the characteristics of the audio file. We use the rich learnings from the industry specific content collected to distinguish the “Goodness Score” of the audio and video to prime the engines for the best outcomes. By using fifteen different data elements of the audio file, the industry specific language models, and the millions of minutes of our edited content, our engine determines how best to route this audio and video though the workflow.
We are speech recognition engine agnostic. The ability to turn the spoken word into digitized content is a commodity, as the word accuracy across most speech-to-text engines has become increasingly accurate. However, the engines are challenged in a verbatim, multi-speaker environment that requires diarization. Our AI workflows evaluate the audio files to determine which of the speech engines (currently utilizing Speechmatics and AWS is best to process the file, applies the proprietary language models and directs it to create the first draft. This VIQ differentiator improves the accuracy of words, the verbatim content, the diarization, and the client specific formatting, all of which provide the basis for the FirstDraft transcript and its usability. The draft can deliver accuracy in the range of 85 percent to 95 percent. It is also the basis for the draft that is delivered to the “human in the loop”, the editor that manually reviews the FirstDraft transcript increasing the accuracy up to 99 percent, which is required for evidentiary content.
It is important to note that we believe the FirstDraft strategy will not cannibalize our core transcription service revenue but expand the overall opportunity to digitize our client’s entire library of content versus only the critical files that are professionally edited for final consumption today.
The final step in the process is to return a quality-controlled version of the document to our system to refine the linguistic and industry specific corpus models to progressively enhance the outcome of our services. As this process is repeated, our language models improve, the metrics used to improve the Goodness Score evolve, and the tagging of the available data expands. This results in a more “usable” draft and an improved efficiency by the editors, increasing the speed of delivery and reducing labor cost required to achieve 99 percent accuracy.
Market Opportunity
We estimate that the U.S. transcription services market for the verticals in which we operate to be approximately US$10.5 billion, only a fraction of the overall global market. There are numerous market forces driving the demand for digital transformation and our transcription technology solutions, which include:
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An increase in the demand for digital content across all our industry segments, as governmental agencies and highly regulated enterprises seek to operate in a “real time” global environment, along with a heightened need for compliance and the need to convert spoken word into actionable content;

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As global markets expand, the need for real-time, multi-language, multi-purpose documentation is accelerating; and

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COVID-19 forced the acceleration of the requirements for expanded security outside of the traditional, “controlled” office infrastructure. For example, courtrooms are now virtual and the need for cloud-based services is rapidly accelerating, along with the requirement to capture and manage content that support local data sovereignty requirements.

There are vertical specific drivers for demand in our technology product and services.
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Legal: We estimate the 2021 U.S. market for legal-related transcription services to be approximately US$2.1 billion. Factors fueling the demand for digital transcription services include: (i) the rapid movement to remote proceeding, in large part driven by COVID-19; and (ii) the increased adoption of digital capture technologies and alternatives to court reporters.

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Criminal Justice/Government: We estimate the 2021 U.S. market for criminal justice and government-related transcription services to be approximately US$3.2 billion. Drivers fueling demand for our products in this sector include: (i) the increased need for digital transcription and documentation of recorded activities, and (ii) the demand for the “real-time” release of information, requiring technologies that reduce transcription turn-around times.

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Insurance: We estimate the 2021 U.S. market for insurance-related transcription services to be approximately US$1.6 billion. Factors accelerating the demand for our products include: (i) advanced analytics and machine learning to develop more granular individual claim profiles; and (ii) the need for digital content and associated search and analytics, replacing the need for paperwork, creating operating efficiencies and minimizing fraud through accurate and complete documentation.

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Media: We estimate the 2021 U.S. market for media to be US$1.5 billion. Factors driving the demand for our transcription products and services include the use of technology, AI and machine learning, to better analyze and data-mine the content and increase the speed and accessibility of content.

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Compliance/Education: We estimate the 2021 U.S. market in compliance and education to be US$2.1 billion. This is an emerging market that requires robust and auditable policy and practice documentation for regulatory and compliance workflows to support new segments such as, construction, real estate and research.

Estimated Total U.S. Transcription Market by size 2019 – 2026 (US$ Billion)(1)

(1)
Source: Grandview Market Research, CAGR of 6.1%, management estimates, other industry sources.

Business Model
We generate recurring revenue primarily from the capture and documentation of evidentiary content to our clients. Revenue from contracts with clients is disaggregated by primary geographical market, major products and services and timing of revenue recognition.
Most of our revenues are tied to volume-based, multi-year government and enterprise contracts, where revenue is contracted for three to six years. Smaller contracts, representing the lower segment of our client base, are generally tied to 12-month contracts where our clients have utilized our services for many years.
Our recognized revenue is derived from technology services, software license fees, support and maintenance and other recurring fees, professional service fees, and hardware sales. Technology service revenue consists of fees charged for recurring automated transcription services. Software license revenue is comprised of license fees charged for the use of software products generally licensed under perpetual arrangements and to a lesser extent sale of third-party software licenses. These license sales are more variable and unpredictable in nature, as the purchase decision and its timing fluctuate with the client’s needs and budgets. Support and maintenance and other recurring revenue primarily consist of fees charged for client support on our software products post-delivery and, to a lesser extent, recurring fees derived from software-as-a-service arrangements. Professional service revenue consists of fees charged for customization, implementation, integration, training, and ongoing services associated with our software products and technology services. Hardware revenue includes the resale of third-party hardware that forms part of our client solutions. Occasionally, our clients may purchase a combination of software, maintenance, professional services, and hardware, although the type, mix and quantity vary by client and by product.
The services contract value is based on the length of the contract term and the average estimated audio volume. Our billing systems can conform to client requirements to bill by minute, line, word, and page for the life of the term. Most of the contracts are for clients with historically predictable needs. For instance, clients in the judicial system, typically drive volume from the number of cases running through a particular court system in a year and clients in the insurance segment typically drive volume from the number of disputed client claims, which are based on accidents.
It is our intent to move to a hybrid SaaS pricing model that will provide for highly predictable monthly fees. Clients will be able to receive unlimited FirstDraft with a fixed number of edited minutes and shall pay a fee for any overages over the allotted minutes. Clients will have access to multiple level of content with First draft, ProEdit, Translation, Summarization, Annotation and/or SnipIts.
We are committed to ongoing gross margin improvement. We believe this will be achieved by further reducing human involvement in the document production process, offering more immediate delivery of services which attracts premium pricing and increasing the proportion of technology and bundled arrangements yielding higher margins.
We believe that ongoing supervised and unsupervised machine learning will deliver significant improvements in the accuracy of machine-generated transcripts and that machine-generated transcript accuracy will also be improved as we transition clients to MobileMic Pro and CapturePro capture solutions presenting further revenue opportunities. Improving the accuracy of the machine-generated draft will reduce human involvement in the document production process.
Our workflow solutions are subject to ongoing refinement driven by the desire to significantly reduce touchpoints in the editing and document formatting process. Additionally, our immediately available Application Programming Interfaces (“APIs”) are designed to further reduce the human involvement in the audio and document journey. APIs enable audio files to be directly uploaded to the NetScribe workflow from the client’s case management or call recording application. Likewise, completed transcripts can be returned to the client’s case management or document management system.
Clients are prepared to pay a premium to receive completed documents faster. Our automated workflow solutions coupled with optimizing our global “around-the-clock” employee base and independent workforce are enablers to deliver documents faster.
Stored content can be searched by the machine to deliver actionable insights. As we commercialize our next generation product offerings, we will realize higher margins on our technology revenue.
Business and Growth Strategy
Our goal is to be the leading global provider of evidentiary documentation, translation and annotation technology solutions for enterprise and government agencies around the globe. The recent shift to increased remote work and hybrid operation will continue to solidify the demand for accurate unedited and edited evidentiary documentation from our integrated end-to-end, cloud-based, and AI-driven workflow.
Our proven ability to innovate has led to what we believe to be industry-leading architecture that continues to drive new solutions and services. The strength of our innovation strategy has contributed to our growth. We believe we are positioned to continue growth in coming years as industry shifts pressure organizations to improve speed, accessibility and quality of documentation while lowering costs.

We will continue to drive innovation that leverages our distinctive, patent-pending technology and rich data platform to include translation and data annotation in regions and segments where we have strong references and an active partner program in place.
We are investigating new verticals which require evidence capture and digitization for compliance. These verticals include construction and manufacturing where field or floor-based documentation is required for regulatory compliance.
The four key pillars of our growth strategy are as follows:
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Further Adoption of our Broad, Integrated Suite of Technology Solutions by Existing and New Clients.

Our growth revenue objective will be achieved by engaging our existing clients and prospects to be their sole provider for full capture, management, mining, and transformation of large volumes of audio and visual content into next generation of documentation that provides high accuracy while improving accessibility.
There are two main entry points into each of our clients globally, either directly or indirectly through partners, that enable the cross selling and upselling of our software and documentation solutions. First, we offer a suite of proprietary technology software for recording and transcription. Second, we provide a suite of AI-based draft documentation services supplemented with industry specific, secure, compliant editing. The data and workflow delta between the quality of our clients’ audio and video capture, and their organizational ability to reduce wait times in their delivery of the evidentiary documentation, is well recognized and drives cross selling opportunities and an increase in the revenue per user.
We continue to certify our VIQ Synergy Partners, to include resellers and integrators, to sell and support our proprietary software and services to expand our global presence, while we continue to add new prospects from expanding sales pipeline driven by the internal sales team.
The client success organization manages the retention of our recurring revenue, focusing on the preservation and growth of the revenue per client. Their mandate is to not only ensure that we meet the expectations of the clients in terms of service and product delivery, but to also increase the average revenue per client. Our client base is divided into levels, tied to size and complexity, allowing us to deliver the appropriate level of care and attention.
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Drive Improved Financial Performance Utilizing Our Technology Solutions.

Approximatively 75 % of our 1,800+ clients are fully migrated into our new cloud based NetScribe platform. Historically a completely manual, human-centric process, now approximatively 80 percent of every dollar of technology services revenue is being produced by technology augmented by human expertise. The number may vary by region and industry vertical.
We continue to achieve productivity and efficiency gains which have a direct impact on the improvement of gross margin in each region. We restructured US production operations, reducing overall management resulting in over $1M in annual costs and increasing the overall minutes produced by the independent contractors. We routinely assess key productivity and throughput metrics to monitor audio to production time. Top tier editors have seen throughput increase of 40 percent with the highest level of success in the multi-speaker court sector, with a target 50 percent productivity gains among all tiers of editors by the end of 2022. These improvement in efficiencies are based on our proprietary suite of aiAssist functions that use industry specific language models to strengthen our quarter-over-quarter results. Upsell and incremental transition from 100 percent manual to 80 percent AI-based Technology Services revenue and incremental transition towards SaaS bundling are steadily driving improved operating and financial performance.
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Advance Technology Enhancements Through Technology Innovations.

In highly secured evidentiary markets, driving usable and trusted outcomes through AI will always require a minimum number of human experts with the appropriate security clearance and industry-specific expertise in order to corroborate outcomes from machine-based processing. Our technology enhancements and innovations reflect these industry-specific fundamentals and the focus on a workflow enabling unedited and edited iterations of all services.
Our next generation solutions will follow the same proven principles as we layer incremental services into our solutions suite to increase revenue, market share and expand into additional evidentiary based verticals. Future innovations include new versions of CapturePro, NetScribe and aiAssist, as well as the introduction of SnipIT for near-real time delivery of transcripts, and engines for translation, summarization, and data labelling — while enhancing its aiAssist cognitive and supervised learning functions, analytics, and predictive insights.
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Invest in Accretive Acquisitions.

We are committed to our strategy to drive consolidation in the fragmented transcription industry. We have developed a disciplined M&A methodology over the years that has led to repeatable outcomes. Once migrated into proprietary core technologies and products, we quickly scale and improve gross margin while implementing industry best practices in data security. We then integrate the migrated revenue and workforce to improve further gross margin and reduce SG&A. We capitalize on the preservation of revenue and expand leadership in account management, sales, and marketing by evolving our client base to utilize our end-to-end solutions thereby expanding revenue per user, reducing churn, and preserving price points driven by higher valued solutions. This methodology is supported by a series of core global corporate systems, IT infrastructure, people, processes, and products in which we have invested in recent years. We have successfully integrated five acquisitions since December 2018.
We identify market opportunities generally ranging from US$2 million to US$100 million, and consider the following factors when identifying suitable acquisitions:
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potential to increase “share of wallet” with existing clients, particularly with Fortune 500 companies;

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complementary products that supper the entire end-to-end workflow;

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loyal client base with high retention to provide recurring revenue for longer than 5 years;

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secure new prospects from expanding sales pipeline;

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large volume of audit and video content to strengthen AI learning;

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complementary markets that are evidence and security focused;

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strong partner channels to enable reseller and integrators; and

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sizable opportunities to life gross margin via a proven model.

Deliver on Our Financial Performance Goals
Drivers of revenue quality improvement include shifting the revenue base to a higher quality, more predictable recurring SaaS and AI revenue model and achieving scale through productivity gains, operational improvements and increased volume. Our mid-term goals include continuing to drive significant EDBITDA growth through scale and client conversion to VIQ and dual listing on the Nasdaq is expected in H2 2021.

(1)
“Adjusted EBITDA” is a non-IFRS financial measure, is not a standardized financial measure under the financial reporting framework used to prepare the financial statements of the Corporation and accordingly might not be comparable to similar financial measures disclosed by other issuers. The Corporation believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate its operating performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. . See “Non-IFRS Measures” and “Reconciliation of Non-IFRS Measures” in our 2020 MD&A and MD&A for the three months ended March 31, 2021 and 2020 available on SEDAR www.sedar.com and which are incorporated by reference into this Prospectus Supplement, for additional important disclosures regarding Adjusted EBITDA.

(2)
The increase in Adjusted EBITDA is mainly due to the contingent consideration gain amount recorded for the year ended December 31, 2020 and relates to a decrease in the anticipated acquisition earnout payment accruals, primarily as a result of decreases to revenue forecasts for WordZ acquisition, due to the COVID-19 pandemic.

Recent Developments
We estimate revenue in the second quarter of 2021 to be in the range of US$8.0 to US$8.1 million. Gross margins are expected to be approximately 45.5%. We anticipate revenue in the third quarter to be in the range of US$8.2 to US$8.5 million and gross margins are expected to be in the range of 46.0% to 47.0%. Gross margin estimates do not include any potential positive impact related to wage subsidies.
In the second quarter of 2021 we incurred one-time extraordinary expenses for planned corporate milestones (director and officer insurance, NASDAQ), M&A and readiness for a large contract (US$33 million) in Australia which is planned to commence in the third quarter. We also invested approximately US$0.6 million on R&D expenses compared to US$0.2 million in the second quarter of 2020 as part of our commitment to accelerate commercialization of new software releases.
Sales and Marketing
The vertical markets for our technology solutions and services include legal (courts), criminal justice, insurance, media, corporate finance and government organizations. These markets were selected based on our core competencies, cost considerations, and the desire to make a meaningful difference with the technology that drives a positive client experience and gross margin improvement.
Our suite of technology solutions and services are scalable and can be implemented to support country-wide deployments, large Fortune 500 companies, and down to small, local law enforcement agencies. The sales cycle can range from three days for small service requests to 12-18 months for large, complex platform technology sales.

We have established several routes to markets and regions which follow a land-and-expand strategy. We seek to increase our integrated technology and technology services footprint and volumes within client environments incrementally over time.
Our sales and marketing capabilities are aimed at expanding our footprint by selling our complete suite of services to new clients and cross-selling additional services into our existing client base. We employ a direct sales force, which we augment through channel partners and other marketing initiatives.
Our direct sales force is deployed across the United States, Canada, Australia, and the United Kingdom and is segmented by geography and industry segment. Our sales force is supported by our marketing organization that provides specialized support for promotional and selling efforts. Our sales team works collaboratively with prospective clients to understand their needs, develop service proposals, and negotiate contracts to enable the execution of our solutions and services.
In addition to our direct sales team, we maintain business relationships/channel partnerships with third parties that promote and/or support our technology solutions within specific industries or geographic regions. These relationships are under agreements and compensate our channel partners for selling, implementing, and/or supporting products within our solutions portfolio. We operate worldwide with a network of partners including security integrators, audio/video specialists, and hardware and data storage suppliers.
Our sales and marketing strategy is designed to increase brand awareness, establish the benefits of the solutions and services portfolio, and to build credibility through client proof points within our targeted markets. We utilize a direct marketing strategy to generate sales pipeline for new and current clients through targeted digital marketing campaigns, thought leadership, social media and through exhibitions at industry events and trade shows.
Security Processes, Certification and Technology as a Key Differentiator
A key differentiator of our technology platform is the depth and breadth of embedded process and technology security, in many cases, often mandated by law. The evidentiary content that we manage is highly confidential and contains sensitive information. As such, we must adhere to strict security guidelines, compliance, and technology standards.
Security Processes and CJIS Certification: We have attained the FBI-approved CJIS ACE Readiness Seal for our suite of solutions supporting both our onsite and remote workforces. This seal was rewarded to us after completing a rigorous audit and evaluation.
Data Center: We utilize Microsoft Azure Government Cloud as our provider to host and store all files. The Azure Government Cloud and related infrastructure are U.S. Department of Defense Level 5PA certified. In addition, the data center is compliant with FedRAMP High, HIPAA and IRS 1075 standards.
Data Encryption: Files transferred via our client portal are authenticated and encrypted using a 256-bit SSL certificate and asymmetric 2,048-bit RSA key, establishing a secure HTTPS operating environment.
Chain of Custody Tracking: Our technology platform utilizes a chain of custody tracking process, in which all transcription orders are tracked from the time placed until completed. Our clients, transcribers, employees, and administrators all have unique access credentials which are used to log activity, audit and control file access.
All our applications are deployed in Azure and AWS environments in the U.S., Canada, and Australia. Additional cloud infrastructure will be deployed in the United Kingdom in Q4 2021.
Seasonality
Our sales cycles are largely dependent on the size and complexity of our individual clients and, given the annual approval process of many of our clients, we see seasonality patterns in our business. Based on our history and information available to date, we have identified that our third quarter is generally our strongest quarter, and the fourth quarter revenues are generally lower than revenues generated during our other quarterly periods, specifically due to decreased historic revenues in the months of December and January related to annual holidays.
Competition
Data security, speed, accuracy, and the usability of evidentiary documentation are all key factors of competition within the transcription industry. Our reputation for superior technology, outstanding client support, and a broad suite of technology products and services is key to our success. We have assembled a suite of end-to-end transcription solutions, which we believe uniquely positions us to provide a more comprehensive range of services than many of our competitors. Utilizing our AI and machine learning capabilities, we can provide complex transcription solutions to our clients without compromising speed, accuracy, or useability, while remaining price competitive.
We compete with FTR, Liberty, Indico and JAVs in the capture market. For transcription services, we compete with Speakwrite, Allegis, WorldWide and other small regional providers in North America. In addition, in Australia, we compete with Auscript, Legal Transcripts and Epiq. Importantly, we provide both capture and transcription services across the key verticals and geographies we served, which is unique to this market.
Product Development and Operations
We dedicate significant effort and resources on the development and execution of a targeted technology “road map” imperative to meet our growth commitments. We have many advanced products and services under development including enhanced versions of aiAssist, NetScribe, MobileMic Pro and Capture Pro, as well as an e-commerce portal to enable more self-service options for our clients. Our new mobile application is being designed to leverage capabilities of the current generation of mobile devices. Real-time capture, editing, and annotation are part of the next generation releases of capture and transcription technology offerings. Automation of translation, summarization and data labeling services are anticipated as the next extensions of our aiAssist and workflow capabilities.
We enhance current products and their functionality and develop new products through a combination of employed and contracted technical engineers. Our core team of engineering management is located in the U.S. and Canada and oversee development teams in Guadalajara, Mexico and Hyderabad, India. We are currently contracted with developers in South Africa and India for some of the new products currently under development.
The Corporation expects to bring several new products and services to market over the next six to twelve months.
Client Base
We maintain a diversified base of over 1,800 clients spanning the globe. Our top ten clients represent approximately 50 percent of our revenue with diversity across geography, industry, and product with no individual client representing more than 12 percent. Our current revenues are distributed across the United States, Australia, and rest of world. In 2020, the United States represented approximately 59 percent of our revenues. In 2021, we expect the revenues will be more evenly balanced between the United States and Australia.

As of March 31, 2021, the Corporation’s revenue segments are as follows:
Intellectual Property
Protection of intellectual property is integral to our success. We continue to pursue patent protection, register trademarks, and protect other intellectual property through trade secrets, copyright, confidential disclosure agreements, and other mechanisms as appropriate. This includes our use of confidential disclosure agreements with prospective vendors and partners. We have pending applications for several trademarks associated with our newer brand names. We also hold trademark applications on key products such as NetScribe and other brand names associated with our business units. Most of our trademark applications are registered or applied-for primarily in the European Union (EU), the United Kingdom, Australia, U.S., and Canada. We also hold two patents on technology and have one patent-pending with one patent application work in progress.
Facilities
As of June 30, 2021, we leased approximately 23,500 square feet of real estate. The six leased properties primarily consist of office space and data center facilities and have leases expiring from June 2022 to November 2025.
Employees
As of June 30, 2021, we had approximately 320 employees, 40 contractors and 900 independent editing contractors.
Litigation
As of the date of this Prospectus Supplement, we are not aware of any current or contemplated legal proceedings material to us to which the Corporation is a party or of which any of its property is the subject matter.
Foreign Operations
We are headquartered in Toronto, Canada. We operate across the world with commercial representation both direct and indirect through distributors and channel partners. Our primary commercial focus has been Canada, United States, Australia, United Kingdom, and countries across Africa.
Our R&D operations are distributed globally with engineering teams in Canada, Mexico, India and South Africa.

Our corporate leadership is primarily located in the United States and Canada.
Name, Address, and Incorporation
We were incorporated pursuant to the ABCA on November 10, 2004, under the name “VIQ Solutions Inc.” The Corporation was continued under the OBCA on April 14, 2017. Our head and registered offices are located at 5915 Airport Road, Suite 700, Mississauga, Ontario L4V 1T1. We are a reporting issuer in Canada in the provinces of British Columbia, Alberta and Ontario, and its Common Shares are listed on the TSX under the trading symbol “VQS”.
Intercorporate Relationships
The following chart illustrates our corporate structure with securities beneficially owned by us.

USE OF PROCEEDS
In the event of the issuance of the maximum number of Offered Shares qualified by this Prospectus Supplement, the net proceeds from the Offering to be received by the Corporation are estimated to be, if there is no exercise of the Underwriters’ Option, approximately US$      , after deducting the Underwriters’ Fee of US$      and the estimated expenses of the Offering of US$      . If the Underwriters’ Option is exercised in full, the net proceeds from the Offering are estimated to be approximately US$      after deducting the Underwriters’ Fee US$      and the estimated expenses of the Offering of US$      .
The Corporation intends to use the net proceeds from the Offering as follows:
Use of Net Proceeds	Without including the exercise of the Underwriters’ Option	Including the exercise of the Underwriters’ Option
Continuing development of product and service offerings
Potential future acquisitions
Working capital and general corporate purposes
Total

Notes:
1)
Adjusted to give effect to the receipt of net proceeds of the Offering, assuming the Underwriters’ Fee of US$ and expenses of the Offering of approximately US$ and assuming the Underwriters’ Option is not exercised. In the event that the Underwriters’ Option is exercised in full, the net proceeds from this Offering would be approximately US$      (after deducting the Underwriters’ Fee and the anticipated expenses of the Offering).

The above-noted allocation represents the Corporation’s intention with respect to its use of proceeds based on current knowledge and planning by management of the Corporation (excluding potential contingencies and any deficiencies). Actual expenditures may differ from the estimates set forth above. There may be circumstances where, for sound business reasons, a reallocation may be deemed prudent or necessary. Pending actual expenditures, the Corporation may invest the funds in short-term, investment grade, interest-bearing securities, in government securities or in bank accounts at the discretion of management. The Corporation cannot predict whether the proceeds invested will yield a favourable return. See “Risk Factors”.
UNDERWRITING
General
Pursuant to the Underwriting Agreement, the Corporation has agreed to issue and sell and the Underwriters have agreed to purchase, as principals, severally and not jointly (within the meaning of such terms under the laws of the State of New York) on the Closing Date, or such other date as the Corporation and the Underwriters may agree, the number of Offered Shares set out opposite their respective names below, representing an aggregate of           Offered Shares, at a price of US$      per Offered Share, for an aggregate gross consideration of US$ , payable in cash against delivery of the Offered Shares. The Offering Price was determined by negotiation between the Corporation and the Underwriters, with reference to the then-current market price for the Common Shares on the TSX and OTCQX .

Underwriter	Number of Offered Shares
JMP Securities LLC
Needham & Company, LLC
Total

The Offered Shares are being offered in the United States by the U.S. Underwriters and in each of the provinces and territories of Canada except Québec, by the Canadian Underwriters pursuant to the Underwriting Agreement. The Offering is being made concurrently in each of the provinces and territories of Canada except Québec, under the terms of the Shelf Prospectus and this Prospectus Supplement and in the United States under the terms of the Registration Statement, of which the Shelf Prospectus and this Prospectus Supplement form part, through the Underwriters and/or affiliates thereof registered to offer the Offered Shares for sale in such jurisdictions in accordance with applicable securities laws and such other registered dealers as may be designated by the Underwriters. Each of JMP Securities LLC and Needham & Company, LLC is not registered to sell securities in any Canadian jurisdiction and, accordingly, will not, directly or indirectly, solicit offers to purchase, sell or distribute the Offered Shares in Canada and will act as an underwriter for us only in respect of the offer, sale and distribution of Offered Shares outside of Canada. Subject to applicable law, the Underwriters, their affiliates, or such other registered dealers as may be designated by the Underwriters, may offer the Offered Shares outside of Canada and the United States.
The Underwriting Agreement provides that the Corporation will pay the Underwriters at the time of closing of the Offering an Underwriters’ Fee of US$      per Offered Share sold pursuant to the Offering, including any Additional Common Shares sold pursuant to the exercise of the Underwriters’ Option. The Corporation has agreed to reimburse the Underwriters for their fees and expenses incident to the completion of the Offering, including the reasonable and documented legal fees of counsel but excluding expenses related to blue sky and FINRA filings in an amount not to exceed $150,000. The Corporation has granted to the Underwriters an Underwriters’ Option, in whole or in part, from time to time not later than two business days prior to 30 days after the Closing Date, to purchase from the Corporation the Additional Common Shares on the same terms as set out above solely to cover the Underwriters’ Underwriters’ position, if any, and for market stabilization purposes. The Underwriters’ Option is comprised of      Common Shares to be issued by the Corporation. This Prospectus Supplement also qualifies the grant of the Underwriters’ Option and the distribution of up to      Additional Shares to be sold by the Corporation upon exercise of the Underwriters’ Option. A purchaser who acquires Common Shares forming part of the Underwriters’ position acquires those Common Shares under this Prospectus Supplement regardless of whether the over allocation position is ultimately filled through the exercise of the Underwriters’ Option or secondary market purchases.
The obligations of the Underwriters are subject to certain closing conditions. The Underwriters may terminate their obligations under the Underwriting Agreement by notice given by JMP Securities LLC and Needham & Company, LLC (the “Representatives”) to the Corporation, if after the execution and delivery of the Underwriting Agreement and prior to the Closing Date (i) there has occurred any material adverse change in the securities markets or any event, act or occurrence that has materially disrupted, or in the opinion of the Representatives, will in the future materially disrupt, the securities markets, (ii) there has occurred a material adverse change in general financial, political or economic conditions or the effect of international conditions on the financial markets in Canada or the United States is such as to make it, in the judgment of the Representatives, inadvisable or impracticable to market the Offered Shares or enforce contracts for the sale of the Offered Shares; (iii) there has occurred any outbreak or material escalation of hostilities or acts of terrorism or other calamity or crisis the effect of which on the financial markets of Canada or the United States is such as to make it, in the judgment of the Representatives, inadvisable or impracticable to market the Offered Shares(including the ongoing COVID-19 pandemic to the extent there is a material worsening of such outbreak that actually occurs after the date hereof in the markets which the Corporation operates); (iv) trading in the Offered Shares or any securities of the Corporation has been suspended or materially limited by any Canadian securities regulator or the Commission or trading generally on the New York Stock Exchange, Inc., the American Stock Exchange, Inc., the Nasdaq or the TSX has been suspended or materially limited, or minimum or maximum ranges for prices for securities shall have been fixed, or maximum ranges for prices for securities have been required, by any of said exchanges or by such system or by order of any Canadian securities regulator, the Commission, FINRA, or any other governmental or regulatory authority; (v) a banking moratorium has been declared by any state or federal authority; or (vi) in the judgment of the Representatives, there has been, since the time of execution of the Underwriting Agreement or since the date of this Prospectus Supplement, any material adverse change in the assets, properties, condition, financial or otherwise, or in the results of operations, business affairs or business prospects of the Corporation and its subsidiaries considered as a whole, whether or not arising in the ordinary course of business.
Subject to the terms of the Underwriting Agreement, the Corporation has also agreed to indemnify the Underwriters and their respective directors, officers, employees and agents against certain liabilitiesthat these persons may incur pursuant to Canadian and U.S. securities laws in so far as these liabilities arise out of or are based on certain misstatements or omissions in this Prospectus Supplement, the Shelf Prospectus and other offering filings, or to contribute to any payments the Underwriters may be required to make in respect thereof. The Underwriters, as principals, conditionally offer the Offered Shares qualified under this prospectus and the Shelf Prospectus, subject to prior sale, when, as and if delivered to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the Offered Shares, and other conditions contained in the Underwriting Agreement, such as the receipt by the Underwriters of officers’ certificates and legal opinions. The Underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
The Corporation and its officers and directors have agreed, subject to specified exceptions, during the period of 90 days after the date of this Prospectus Supplement without the prior written consent of JMP Securities LLC, not to directly or indirectly:
➢
offer, sell, contract to sell, pledge, grant any option to purchase, effect any short sale, or otherwise dispose of any Common Shares, or any options or warrants to purchase any Common Shares, or any securities convertible into, exchangeable for or that represent the right to receive Common Shares, whether now owned or hereinafter acquired, owned directly (including holding as a custodian) or through beneficial ownership within the rules and regulations of the SEC (collectively, the “Lock-Up Shares”);

➢
enter into any swap, hedge or similar arrangement or agreement that is designed to or that reasonably could be expected to lead to or result in a sale or disposition of the Lock-Up Shares; and

➢
enter into a transaction that is required to be, or is, publicly announced, whether on Form 4, Form 5, SEDI or otherwise, during the period beginning from the date of the Prospectus Supplement and continuing to and including the date 30 days after the date of the Prospectus Supplement.

Notwithstanding the foregoing, certain officers of the Corporation may transfer or dispose up to 400,000 Common Shares during the 90 day period after this Prospectus Supplement without the prior written consent of JMP Securities LLC to satisfy preexisting collateral or margin arrangements.
The Common Shares are listed and posted for trading on the TSX under the symbol “VQS” and on the Nasdaq under the symbol “VQS”. The Corporation has applied to list the Offered Shares and the Additional Common Shares on the TSX and has received approval to list the Common Shares (including the Offered Shares and the Additional Common Shares) on the Nasdaq under the trading symbol “VQS”. Trading of the Common Shares on the Nasdaq is anticipated to commence following pricing of the Offering. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSX and the Nasdaq, respectively.
The Underwriters propose to offer the Offered Shares initially at the Offering Price. After the Underwriters have made reasonable efforts to sell the Offered Shares at the Offering Price, the Underwriters may offer the Offered Shares to the public at prices lower than the Offering Price, and the compensation realized by the Underwriters pursuant to the Offering will effectively be decreased by the amount that the price paid by purchasers for the Offered Shares is less than the original Offering Price. Any such reduction will not affect the net proceeds of the Offering received by the Corporation.

Pursuant to the rules and policy statements of certain Canadian securities regulatory authorities, the Underwriters may not, throughout the period of distribution under this Prospectus Supplement, bid for or purchase Common Shares. The foregoing restriction is subject to certain exceptions. These exceptions include a bid or purchase permitted under the by-laws and rules of applicable Canadian regulatory authorities and the TSX including the Universal Market Integrity Rules for Canadian Marketplaces administered by the Investment Industry Regulatory Organization of Canada relating to market stabilization and market-balancing activities and a bid or purchase made on behalf of a client where the client’s order was not solicited during the period of distribution.
Subject to applicable laws, the Underwriters may, in connection with this Offering, over-allot or effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail on the open market, including: stabilizing transactions; short sales; purchases to cover positions created by short sales; imposition of penalty bids; and syndicate covering transactions. Such transactions, if commenced, may be discontinued at any time.
Stabilizing transactions consist of bids or purchases made for the purpose of preventing or delaying a decline in the market price of the Common Shares while the Offering is in progress. Short sales involve the sale by the Underwriters of a greater number of Common Shares than they are required to purchase in the Offering. Short sales may be “covered short sales”, which are short positions in an amount not greater than the Underwriters’ Option, or may be “naked short sales”, which are short positions in excess of that amount.
The Underwriters may close out any covered short position either by exercising the Underwriters’ Option, in whole or in part, or by purchasing Common Shares in the open market. In making this determination, the Underwriters will consider, among other things, the price of the Common Shares available for purchase in the open market compared with the price at which they may purchase Common Shares through the Underwriters’ Option. If, following the closing of the Offering, the market price of the Common Shares decreases, the short position created by the over-allocation position in the Common Shares may be filled through purchases in the open market, creating upward pressure on the price of the Common Shares. If, following the closing of the Offering, the market price of Common Shares increases, the over-allocation position in the Common Shares may be filled through the exercise of the Underwriters’ Option.
The Underwriters must close out any naked short position by purchasing Common Shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the Common Shares in the open market that could adversely affect investors who purchase in the Offering. Any naked short position would form part of the Underwriters’ over-allocation position. A purchaser who acquires Common Shares forming part of the Underwriters’ over-allocation position resulting from any covered short sales or naked short sales will acquire such Common Shares under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Underwriters’ Option or secondary market purchases.
Subscriptions will be received subject to rejection or allotment in whole or in part and the Underwriters reserve the right to close the subscription books at any time without notice. It is expected that the Corporation will arrange for the instant deposit of the Offered Shares by the Underwriters under the book-based system of registration, to be registered to DTC or its nominee and deposited with DTC on the Closing Date, or as otherwise may be agreed to among the Corporation and the Underwriters. In the case of certain Canadian purchasers, we may alternatively arrange for the electronic deposit of the Offered Shares distributed under the Offering under the book-based system of registration, to be registered in the name of CDS Clearing and Depository Services Inc. (“CDS”) or its nominee and deposited with CDS on the Closing Date. No certificates evidencing the Offered Shares will be issued to purchasers of the Offered Shares. Purchasers of the Offered Shares will receive only a customer confirmation from the Underwriter or other registered dealer from or through whom a beneficial interest in the Offered Shares is purchased.
Relationship Between the Corporation and Certain Underwriters
The Underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services.
In the ordinary course of their various business activities, the Underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the Corporation. The Underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.
Selling Restrictions
European Economic Area and United Kingdom
In relation to each Member State of the European Economic Area and the United Kingdom (each a “Relevant State”), no Common Shares have been offered or will be offered pursuant to the Offering to the public in that Relevant State prior to the publication of a prospectus in relation to the Common Shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation (as defined below), except that offers of Common Shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:
➢
to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

➢
to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the Underwriters for any such offer; or

➢
in any other circumstances falling within Article 1(4) of the Prospectus Regulation;

provided that no such offer of Common Shares shall require the Corporation or any Underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to any Common Shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and the Common Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Common Shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
Each Underwriter has represented and agreed that: (a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”) received by it in connection with the issue or sale of the Common Shares in circumstances in which Section 21(1) of the FSMA does not apply to the Corporation; and (b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Common Shares in, from or otherwise involving the United Kingdom.
Australia
No “prospectus” or other “disclosure document”, as each of those terms are defined in the Corporations Act 2001 of Australia (the “Australian Corporations Act”), in relation to the Common Shares has been, or will be, lodged with the Australian Securities and Investments Commission. Each Underwriter has represented and agreed that it: (a) has not made (directly or indirectly) or invited, and will not make (directly or indirectly) or invite, an offer of the Common Shares for issue or sale in Australia (including an offer or invitation which is received by a person in Australia); and (b) has not distributed or published, and will not distribute or publish, this Prospectus Supplement, the accompanying Shelf Prospectus or any other offering material or advertisement relating to the Common Shares in Australia, unless: (i) the aggregate consideration payable for such Common Shares on acceptance of the offer is at least A $500,000 (or its equivalent in any other currency, in either case calculated in accordance with both section 708(9) of the Australian Corporations Act and regulation 7.1.18 of the Corporations Regulations 2001 of Australia) or the offer or invitation does not otherwise require disclosure to investors under Parts 6D.2 or 7.9 of the Australian Corporations Act; (ii) the offer or invitation constitutes an offer to either a “wholesale client” or “sophisticated investor” for the purposes of Chapter 7 of the Australian Corporations Act; (iii) such action complies with any applicable laws, regulations and directives (including without limitation, the licensing requirements set out in Chapter 7 of the Australian Corporations Act) in Australia; and (iv) such action does not require any document to be lodged with Australian Securities and Investments Commission or any other regulatory authority in Australia.
DESCRIPTION OF SECURITIES BEING DISTRIBUTED
The Offering consists of the issuance of up to      Offered Shares for aggregate gross proceeds of up to US$[       ] (up to a maximum of      Offered Shares for aggregate gross proceeds of up to US$[       ], should the Underwriters’ Option be exercised in full).
Common Shares
The Corporation’s authorized capital is made up of an unlimited number of Common Shares without par value. As of the date of this Prospectus Supplement, there were 25,618,324 Common Shares issued and outstanding as fully paid and non-assessable. The holders of Common Shares are entitled to: (i) vote at all shareholder meetings; (ii) dividends as and when declared by the board of directors of the Corporation; and (iii) receive the remaining property of the Corporation upon dissolution.
CONSOLIDATED CAPITALIZATION
Since March 31, 2021, the date of the Interim Financial Statements, there have been no material changes to the Corporation’s share and loan capitalization on a consolidated basis other than:
➢
On June 11, 2021, the Corporation granted an aggregate of 998,378 restricted share units of the Corporation (each, an “RSU”) pursuant to its omnibus equity incentive plan initially approved by shareholders on April 29, 2021 (the “Omnibus Plan”). Such RSUs were granted to certain employees, directors and consultants of the Corporation.

➢
On June 11, 2021, the Corporation granted an aggregate of 790,086 stock options of the Corporation pursuant to Omnibus Plan. Such stock options were granted to certain employees, directors and consultants of the Corporation.

The following table represents the Corporation’s consolidated share and loan capitalization as at March 31, 2021, on a pro forma basis after giving effect to the Offering (assuming that the Underwriters’ Option is not exercised). This table should be read in conjunction with the Management’s Discussion and Analysis and Interim Financial Statements, including the notes thereto, which are incorporated by reference herein.

Share Capital	As at March 31, 2021 before giving effect to the Offering		As at March 31, 2021 after giving effect to the Offering
Common Shares		24,893,638
Stock Options		939,600(1)		939,600(1)
Deferred Share Units		66,667(2)		66,667(2)
Debt	US$	13,519,727(3)	US$	13,519,727(3)

Notes:
1)
Issued pursuant to the Corporation’s stock option plan originally approved by shareholders on December 23, 2004.

2)
Issued pursuant to the Corporation’s DSU plan originally approved by shareholders on June 17, 2015.

3)
Comprised of US$11,614,244 owed to Crown Capital Funding Partner LP pursuant to a secured debt facility bearing interest at a rate of 10% payable quarterly and secured by a general security agreement covering all of the assets of the Corporation and other unsecured indebtedness of the Corporation.

PRIOR SALES
The table below sets forth the date on which, number of and prices at which the Corporation has issued Common Shares in the 12 months preceding the date hereof.
Common Shares
Date of Issuance	Security	Price Per Security		Number of Securities
September 16, 2020	Common Shares(1)	C$	2.20	2,500
November 26, 2020	Common Shares(2)	C$	4.25	4,705,900
December 31, 2020	Common Shares(3)	C$	2.70	390,003
January 12, 2021	Common Shares(4)	C$	2.60	140,165
January 22, 2021	Common Shares(4)	C$	2.60	28,033
January 29, 2021	Common Shares(4)	C$	2.60	491,402
February 2, 2021	Common Shares(4)	C$	2.06	450,000
February 11, 2021	Common Shares(1)	C$	1.20	33,333
February 11, 2021	Common Shares(1)	C$	2.10	35,000
February 11, 2021	Common Shares(1)	C$	1.30	90,000
February 11, 2021	Common Shares(1)	C$	1.20	16,667
February 22, 2021	Common Shares(4)	C$	3.24	5,372
February 22, 2021	Common Shares(4)	C$	3.24	808
February 22, 2021	Common Shares(4)	C$	3.24	2,686
February 22, 2021	Common Shares(4)	C$	3.24	5,412
February 23, 2021	Common Shares(1)	C$	2.20	3,333
June 14, 2021	Common Shares(5)		N/A	2,342
June 14, 2021	Common Shares(5)		N/A	1,168
June 14, 2021	Common Shares(5)		N/A	1,345
June 14, 2021	Common Shares(5)		N/A	4,371
June 14, 2021	Common Shares(5)		N/A	704,724
June 14, 2021	Common Shares(5)		N/A	3,168

Date of Issuance	Security	Price Per Security	Number of Securities
June 14, 2021	Common Shares(5)	N/A	2,426
June 14, 2021	Common Shares(5)	N/A	901
June 14, 2021	Common Shares(5)	N/A	895
June 14, 2021	Common Shares(5)	N/A	3,346
June 14, 2021	Common Shares(5)	N/A	2,426
Total:			7,127,726

Notes:
1)
Issued upon the exercise of outstanding stock options.

2)
Issued pursuant to a bought deal offering of Common Shares.

3)
Issued pursuant to the conversion of unsecured convertible notes bearing an annual interest rate of 10% at a conversion price of C$2.70 per Common Share.

4)
Issued upon exercise of outstanding warrants.

5)
Issued upon exercise of outstanding restricted share units.

The table below sets forth the date on which, number of and prices at which the Corporation has issued stock options in the 12 months preceding the date hereof.
Stock Options
Date of Issuance	Security	Exercise Price		Number of Securities
June 11, 2021	Stock Options(1)	C$	8.84	721,500
June 11, 2021	Stock Options(1)	C$	8.93	68,586
Total:				790,086

Notes:
1)
Issued pursuant to the Omnibus Plan.

The table below sets forth the date on which, number of and prices at which the Corporation has issued restricted share units in the 12 months preceding the date hereof.
Restricted Share Units
Date of Issuance	Security	Number of Securities
June 11, 2021	Restricted Share Units(1)	998,378
Total:		998,378

Notes:
1)
Issued pursuant to the Omnibus Plan.

TRADING PRICE AND VOLUME
The Common Shares are listed on the TSX under the symbol “VQS” and on the OTCQX under the symbol “VQSLF”. Prior to January 21, 2021, the Common Shares were listed on the TSX Venture Exchange (the “TSXV”). The monthly high and low trading price and the total monthly volume for the Common Shares on the TSX and TSXV, as applicable, for the 12-month period preceding the date of this Prospectus Supplement are as set out in the chart below:
	High (C$)	Low (C$)	Volume
August 2020	4.01	3.58	258,854
September 2020	4.15	3.60	134,862
October 2020	5.48	3.80	487,695
November 2020	5.22	3.99	892,950
December 2020	6.50	4.10	999,371
January 2021	8.24	5.42	798,977
February 2021	7.10	5.99	1,019,048
March 2021	7.01	6.02	967,647
April 2021	7.70	6.37	442,406
May 2021	9.79	8.00	2,163,794
June 2021	9.10	8.50	744,515
July 2021	9.05	7.86	552,733
August 1, 2021 — August 6, 2021	8.1	5.85	644,236
As of the close of business onAugust 6, 2021, the last trading day prior to the date of this Prospectus Supplement, the closing price of the Common Shares on the TSX was C$6.15.
As at August 6, 2021, the aggregate consolidated year-to-date trading volume of the Common Shares was 15,418,654, being comprised of: (i) aggregate year-to-date trading volume in Canada of 11,880,425, which includes trading volume through alternative trading systems; and (ii) aggregate year-to-date trading volume in the United States of 3,538,229.

ELIGIBILITY FOR INVESTMENT
In the opinion of McMillan LLP, Canadian counsel to the Corporation, and Stikeman Elliott LLP, Canadian counsel to the Underwriters, based on the current provisions of the Income Tax Act (Canada) and the regulations promulgated thereunder (collectively, the “Tax Act”), the Offered Shares, if issued on the date hereof, would at that time be a “qualified investment” under the Tax Act for a trust governed by a “registered retirement savings plan”, “registered retirement income fund”, “tax-free savings account”, “registered education savings plan”, “registered disability savings plan” (each a “Registered Plan”) or a “deferred profit sharing plan” (as those terms are defined in the Tax Act), provided that at such time the Offered Shares are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the TSX).
Notwithstanding that an Offered Share may be a qualified investment for a Registered Plan, if the Offered Share is a “prohibited investment” within the meaning of the Tax Act for the Registered Plan, the holder, annuitant or subscriber of the Registered Plan, as the case may be, will be subject to penalty taxes as set out in the Tax Act. The Offered Shares will generally be a “prohibited investment” for a Registered Plan if the holder, annuitant or subscriber, as the case may be, of the Registered Plan does not deal at arm’s length with the Corporation for the purposes of the Tax Act or has a “significant interest” (as defined in subsection 207.01(4) of the Tax Act) in the Corporation. However, the Offered Shares will not be a prohibited investment if they are “excluded property” (as defined in subsection 207.01(1) of the Tax Act) for a trust governed by a Registered Plan.
Holders, annuitants and subscribers of Registered Plans should consult their own tax advisors with respect to whether Offered Shares would be a prohibited investment having regard to their particular circumstances.
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
In the opinion of McMillan LLP, Canadian counsel to the Corporation, and Stikeman Elliott LLP, Canadian counsel to the Underwriters, the following is, as of the date of this Prospectus Supplement, a fair summary of certain of the principal Canadian federal income tax considerations generally applicable under the Tax Act to a purchaser who acquires as beneficial owner Offered Shares pursuant to the Offering and who, for purposes of the Tax Act and at all relevant times: (i) deals at arm’s length with the Corporation, the Underwriters and the subsequent purchaser of an Offered Share; (ii) is not affiliated with the Corporation, the Underwriters or the subsequent purchaser of an Offered Share, and (iii) acquires and holds the Offered Shares as capital property. A holder who meets all of the foregoing requirements is referred to as a “Holder” in this summary, and this summary only addresses such Holders. Generally, the Offered Shares will be considered to be capital property to a Holder provided that the Holder does not use or hold the Offered Shares in the course of carrying on a business and such Holder has not acquired the Offered Shares in one or more transactions considered to be an adventure or concern in the nature of trade.
This summary does not apply to a Holder (i) that is a “financial institution” for purposes of the mark-to-market rules contained in the Tax Act; (ii) that is a “specified financial institution” as defined in the Tax Act; (iii) an interest in which is a “tax shelter investment” as defined in the Tax Act; (iv) that reports its “Canadian tax results” (as defined in the Tax Act) in a currency other than Canadian currency; (v) that is a partnership; (vi) that receives dividends on the Offered Shares under or as part of a “dividend rental arrangement” as defined in the Tax Act; or (vii) that has entered or will enter into a “derivative forward agreement”, a “synthetic equity agreement,” “synthetic equity arrangement,” or a “specified synthetic equity arrangement”, as defined in the Tax Act, with respect to the Offered Shares. In addition, this summary does not address the deductibility of interest by a Holder who has borrowed money or otherwise incurred debt in connection with the acquisition of Offered Shares. Such Holders should consult their own tax advisors with respect to an investment in Offered Shares.
This summary is based on the facts set out in this Prospectus Supplement and the Shelf Prospectus, the provisions of the Tax Act in force as of the date hereof, and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing by the CRA and publicly available prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account or anticipate any changes in law or in the administrative policies or assessing practices of the CRA, whether by way of judicial, legislative or governmental decision or action. This summary is not exhaustive of all possible Canadian federal income tax considerations, and does not take into account other federal or any provincial, territorial or foreign income tax legislation or considerations, which may differ materially from those described in this summary.
Additional considerations, not discussed in this summary, may be applicable to a Holder that is a corporation resident in Canada, and is, or becomes, or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of the Offered Shares, controlled by a non-resident person or by a group of non-resident persons not dealing with each other at arm’s length for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their Canadian tax advisors with respect to the consequences of acquiring Common Shares.
This summary is of a general nature only and is not, and is not intended to be, and should not be construed to be, legal or tax advice to any particular Holder, and no representations concerning the tax consequences to any particular Holder are made. The tax consequences of acquiring, holding and disposing of Offered Shares will vary according to the Holder’s particular circumstances. Holders should consult their own tax advisors regarding the tax considerations applicable to them having regard to their particular circumstances.
Currency Conversion
In general, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Offered Shares must be converted into Canadian dollars based on the applicable exchange rate quoted by the Bank of Canada for the relevant day or such other rate of exchange that is acceptable to the CRA.
Holders Resident in Canada
The following portion of this summary is applicable to a Holder who, for the purposes of the Tax Act and any applicable tax treaty or convention and at all relevant times, is or is deemed to be resident in Canada (a “Resident Holder”) and this portion of the summary only addresses such Resident Holders. A Resident Holder to whom the Offered Shares might not constitute capital property may, in certain circumstances, be entitled to make the irrevocable election permitted by subsection 39(4) of the Tax Act to have the Offered Shares, and every other “Canadian security” (as defined in the Tax Act) held by such person in the year the election is made and in a subsequent year, treated as capital property. Resident Holders considering making such election should first consult with their own tax advisors.
Taxation of Dividends
Dividends received or deemed to be received on an Offered Share by a Resident Holder who is an individual (other than certain trusts) will be included in computing the Resident Holder’s income for the taxation year and will be subject to the gross-up and dividend tax credit rules normally applicable under the Tax Act to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit in respect of dividends designated by the Corporation as “eligible dividends” (if any). There may be limitations on the ability of the Corporation to designate dividends as “eligible dividends”, and the Corporation has made no commitments in this regard. Dividends received by individuals (other than certain trusts) may be subject to alternative minimum tax under the Tax Act, depending on the individual’s circumstances.

Dividends received or deemed to be received by a Resident Holder that is a corporation will be included in computing the corporation’s income and will generally be deductible in computing its taxable income for that taxation year. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as a gain from the disposition of capital property or as proceeds of disposition. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.
A Resident Holder that is a “private corporation” or a “subject corporation”, each as defined in the Tax Act, may be liable to pay a tax under Part IV of the Tax Act (refundable in certain circumstances) on dividends received (or deemed to be received) on the Offered Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income.
Disposition of Offered Shares
Upon a disposition or a deemed disposition of an Offered Share (other than in a disposition to the Corporation that is not a sale in the open market in the manner in which shares would normally be purchased by any member of the public in an open market), a Resident Holder will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Offered Share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Offered Share to the Resident Holder. The cost to the Resident Holder of an Offered Share acquired pursuant to the Offering will, at any particular time, be determined by averaging the cost of such share with the adjusted cost base of all other Common Shares owned by the Resident Holder as capital property at that time, if any.
One-half of any such capital gain (a “taxable capital gain”) realized by a Resident Holder will be required to be included in computing the Resident Holder’s income, and one-half of any such capital loss (an “allowable capital loss”) realized by a Resident Holder must generally be deducted against taxable capital gains realized by the Resident Holder in the year of disposition. Allowable capital losses not deductible in the taxation year in which they are realized may ordinarily be deducted by the Resident Holder against taxable capital gains realized in any of the three preceding taxation years or in any subsequent taxation year, subject to the detailed rules in the Tax Act.
If the Resident Holder is a corporation, the amount of any capital loss realized on the disposition or deemed disposition of an Offered Share by the Resident Holder may be reduced by the amount of dividends received or deemed to have been received by the Resident Holder on such Offered Share to the extent and in the circumstances prescribed by the Tax Act. Similar rules may apply where a Resident Holder that is a corporation is a member of a partnership or a beneficiary of a trust that owns Offered Shares or where a partnership or trust, of which a corporation is a member or a beneficiary, is a member of a partnership or a beneficiary of a trust that owns Offered Shares.
If the Resident Holder is a “Canadian-controlled private corporation” (as defined in the Tax Act), the Resident Holder may also be liable to pay a tax (refundable in certain circumstances) on its “aggregate investment income”, which generally includes taxable capital gains. Capital gains realized by an individual (other than certain trusts) may be subject to alternative minimum tax, depending on the individuals’ circumstances.
Holders Not Resident in Canada
The following portion of this summary is applicable to a Holder who, for the purposes of the Tax Act and any applicable tax treaty or convention and at all relevant times: (i) is not resident or deemed to be resident in Canada, (ii) does not use or hold (and is not deemed to use or hold) the Offered Shares in connection with a business carried on in Canada, and (iii) is not a “foreign affiliate”, as defined in the Tax Act, of a taxpayer resident in Canada (a “Non-Resident Holder”), and this portion of the summary only addresses such Non-Resident Holders. This part of the summary is not applicable to a Non-Resident Holder that is an insurer that carries on, or is deemed to carry on, an insurance business in Canada and elsewhere or that is an “authorized foreign bank” (as defined in the Tax Act). Such Holders should consult their own tax advisors.

Taxation of Dividends
Dividends paid or credited or deemed to be paid or credited by the Corporation to a Non-Resident Holder will generally be subject to Canadian withholding tax at the rate of 25%, subject to any reduction in the rate of such withholding to which the Non-Resident Holder is entitled under an applicable income tax treaty between Canada and the country where the Non-Resident Holder is resident. For example, under the Canada-United States Tax Convention (1980), as amended (the “Treaty”), the withholding tax rate in respect of a dividend paid to a Non-Resident Holder who is the beneficial owner of the dividend and is resident in the United States for purposes of, and entitled to full benefits under, the Treaty, is generally reduced to 15%. The Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (the “MLI”), of which Canada is a signatory, affects many of Canada’s bilateral tax treaties, including the ability to claim benefits thereunder. Non-Resident Holders are urged to consult their own tax advisors to determine their entitlement to relief under an applicable income tax treaty or convention.
Disposition of Offered Shares
A Non-Resident Holder will generally not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition or deemed disposition of Offered Shares unless the Offered Shares are “taxable Canadian property” of the Non-Resident Holder at the time of disposition and the Non-Resident Holder and the capital gain is not exempt from tax in Canada under the terms of an applicable income tax treaty between Canada and the country in which the Non-Resident Holder is resident.
Provided that the Offered Shares are listed on a designated stock exchange (which currently includes the TSX), the Offered Shares generally will not constitute taxable Canadian property of a Non-Resident Holder at the time of their disposition unless, at any time during the 60-month period immediately preceding the disposition both of the following conditions are satisfied concurrently: (i) 25% or more of the issued shares of any class or series of the capital stock of the Corporation was owned by any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length, and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; and (ii) more than 50% of the fair market value of the Offered Shares was derived, directly or indirectly, from one or any combination of (a) real or immoveable property situated in Canada, (b) “Canadian resource property” (as defined in the Tax Act), (c) “timber resource property” (as defined in the Tax Act), and (d) options in respect of, or interests in, or for civil law rights in, any such property, whether or not the property exists. A Non-Resident Holder’s Offered Shares can also be deemed to be taxable Canadian property in certain circumstances set out in the Tax Act.
If the Offered Share constitutes “taxable Canadian property” (as defined in the Tax Act) to the Non-Resident Holder at the time of disposition, and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident, the consequences described above under the heading “Holders Resident in Canada — Disposition of Offered Shares” will generally apply. Non-Resident Holders whose Offered Shares may be taxable Canadian property should consult their own tax advisors.
CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
Subject to the limitations and qualifications stated herein, this discussion sets forth material U.S. federal income tax considerations relating to the acquisition, ownership and disposition by U.S. Holders (as hereinafter defined) of the Common Shares. The discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, and the Canada-United States Income Tax Convention (1980) as amended (the “Treaty”) all as currently in effect and all subject to change at any time, possibly with retroactive effect. This summary applies only to U.S. Holders. This discussion of a U.S. Holder’s tax consequences addresses only those persons that acquire Common Shares in this offering and that hold those Common Shares as capital assets (generally, property held for investment). In addition, it does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including state and local tax consequences, estate and gift tax consequences, alternative minimum tax consequences, and tax consequences applicable to U.S. Holders subject to special rules, such as:
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banks, insurance companies, and certain other financial institutions;

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U.S. expatriates and certain former citizens or long-term residents of the United States; dealers or traders in securities who use a mark-to-market method of tax accounting;

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persons holding Common Shares as part of a hedging transaction, “straddle,” wash sale, conversion transaction or integrated transaction or persons entering into a constructive sale with respect to Common Shares;

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persons whose “functional currency” for U.S. federal income tax purposes is not the U.S. dollar;

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brokers, dealers or traders in securities, commodities or currencies;

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tax-exempt entities or government organizations;

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partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes;

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regulated investment companies or real estate investment trusts;

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persons who acquired the Common Shares pursuant to the exercise of any employee stock option or otherwise as compensation;

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persons holding the Common Shares in connection with a trade or business, permanent establishment, or fixed base outside the United States; and

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persons who own (directly or through attribution) 10% or more (by vote or value) of the outstanding Common Shares.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships holding Common Shares and partners in such partnerships are encouraged to consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of Common Shares.
A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of Common Shares and is:
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an individual who is a citizen or individual resident of United States;

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a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia;

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an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

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a trust if (1) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or (2) the trust has a valid election in effect to be treated as a U.S. person under applicable U.S. Treasury Regulations.

PERSONS CONSIDERING AN INVESTMENT IN COMMON SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES APPLICABLE TO THEM RELATING TO THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE COMMON SHARES, INCLUDING THE APPLICABILITY OF U.S. FEDERAL, STATE AND LOCAL TAX LAWS.
Passive Foreign Investment Company Rules
If the Corporation is classified as a passive foreign investment company (a “PFIC”) in any taxable year, a U.S. Holder will be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.
A non-U.S. corporation will be classified as a PFIC for any taxable year in which, after applying certain look-through rules, either:
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at least 75% of its gross income is passive income (such as interest income); or

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at least 50% of its gross assets (determined on the basis of a quarterly average) is attributable to assets that produce passive income or are held for the production of passive income.

The Corporation will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation, the equity of which it owns, directly or indirectly, 25% or more (by value).
Based on the composition of the Corporation’s income and the value of its assets, the Corporation believes that it was not a PFIC for United States federal income tax purposes for the 2020 taxable year and, based on estimates of the Corporation’s income and assets for 2021, the Corporation believes that it will not be a PFIC for the 2021 taxable year. A separate determination must be made after the close of each taxable year as to whether the Corporation is a PFIC for that year, and as a result, its PFIC status may change from year to year. The total value of the Corporation’s assets for purposes of the asset test generally will be calculated using the market price of the Common Shares, which may fluctuate considerably. Fluctuations in the market price of the Common Shares may result in the Corporation’s being a PFIC for any taxable year. Because of the uncertainties involved in establishing the Corporation’s PFIC status, there can be no assurance regarding if the Corporation currently is treated as a PFIC, or may be treated as a PFIC in the future.
If the Corporation is classified as a PFIC in any year with respect to which a U.S. Holder owns the Common Shares, the Corporation will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding years during which the U.S. Holder owns the Common Shares, regardless of whether the Corporation continues to meet the tests described above unless the Corporation ceases to be a PFIC and either (x) the U.S. Holder has made a “deemed sale” election under the PFIC rules or (y) for the period immediately preceding the Corporation’s ceasing to be a PFIC the Common Shares were subject to a mark-to-market election. If the “deemed sale” election is made, a U.S. Holder will be deemed to have sold the Common Shares the U.S. Holder holds at their fair market value and any gain from such deemed sale would be subject to the rules described below. After the deemed sale election, so long as the Corporation does not become a PFIC in a subsequent taxable year, the U.S. Holder’s Common Shares with respect to which such election was made will not be treated as shares in a PFIC and the U.S. Holder will not be subject to the rules described below with respect to any “excess distribution” the U.S. Holder receives from the Corporation or any gain from an actual sale or other disposition of the Common Shares. U.S. Holders should consult their tax advisors as to the possibility and consequences of making a deemed sale election if the Corporation ceases to be a PFIC and such election becomes available.
For each taxable year the Corporation is treated as a PFIC with respect to U.S. Holders, U.S. Holders will be subject to special tax rules with respect to any “excess distribution” such U.S. Holder receives and any gain such U.S. Holder recognizes from a sale or other disposition (including, under certain circumstances, a pledge) of Common Shares, unless (i) such U.S. Holder makes a qualified electing fund election (a “QEF Election”) or (ii) the Common Shares constitute “marketable” securities, and such U.S. Holder makes a mark-to-market election as discussed below. Absent the making of a QEF Election or a mark-to-market election, distributions a U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions a U.S. Holder received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the Common Shares will be treated as an excess distribution. Under these special tax rules:
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the excess distribution or gain will be allocated ratably over a U.S. Holder’s holding period for the Common Shares;

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the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which the Corporation became a PFIC, will be treated as ordinary income; and

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the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Common Shares cannot be treated as capital, even if a U.S. Holder holds the Common Shares as capital assets.
In addition, if the Corporation is a PFIC, a U.S. Holder will generally be subject to similar rules with respect to distributions the Corporation receives from, and the Corporation’s dispositions of the stock of, any of the Corporation’s direct or indirect subsidiaries that also are PFICs, as if such distributions were indirectly received by, and/or dispositions were indirectly carried out by, such U.S. Holder. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to the Corporation’s subsidiaries.
If a U.S. Holder makes an effective QEF Election, the U.S. Holder will be required to include in gross income each year, whether or not the Corporation makes distributions, as capital gains, such U.S. Holder’s pro rata share of the Corporation’s net capital gains and, as ordinary income, such U.S. Holder’s pro rata share of the Corporation’s earnings in excess of the Corporation’s net capital gains. If the Corporation determines that it is a PFIC for this year or any future taxable year, the Corporation currently expects that it would provide the information necessary for U.S. Holders to make a QEF Election.
U.S. Holders also can avoid the interest charge on excess distributions or gain relating to the Common Shares by making a mark-to-market election with respect to the Common Shares, provided that the Common Shares are “marketable.” Common Shares will be marketable if they are “regularly traded” on certain U.S. stock exchanges or on a foreign stock exchange that meets certain conditions. For these purposes, the Common Shares will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. The Common Shares are listed on the OTCQX and the TSX, which are qualified exchanges for these purposes. Consequently, if the Common Shares remain listed on the OTCQX or the TSX and are regularly traded, and you are a holder of Common Shares, the Corporation expects the mark-to-market election would be available to U.S. Holders if the Corporation is a PFIC. Each U.S. Holder should consult its tax advisor as to the whether a mark-to-market election is available or advisable with respect to the Common Shares.
A U.S. Holder that makes a mark-to-market election must include in ordinary income for each year an amount equal to the excess, if any, of the fair market value of the Common Shares at the close of the taxable year over the U.S. Holder’s adjusted tax basis in the Common Shares. An electing holder may also claim an ordinary loss deduction for the excess, if any, of the U.S. Holder’s adjusted basis in the Common Shares over the fair market value of the Common Shares at the close of the taxable year, but this deduction is allowable only to the extent of any net mark-to-market gains for prior years. Gains from an actual sale or other disposition of the Common Shares will be treated as ordinary income, and any losses incurred on a sale or other disposition of the shares will be treated as an ordinary loss to the extent of any net mark-to-market gains for prior years. Once made, the election cannot be revoked without the consent of the Internal Revenue Service (the “IRS”), unless the Common Shares cease to be marketable.
However, a mark-to-market election generally cannot be made for equity interests in any lower-tier PFICs that the Corporation owns, unless shares of such lower-tier PFIC are themselves “marketable.” As a result, even if a U.S.      Holder validly makes a mark-to-market election with respect to the Common Shares, the U.S. Holder may continue to be subject to the PFIC rules (described above) with respect to its indirect interest in any of the Corporation’s investments that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS TO DETERMINE WHETHER ANY OF THESE ELECTIONS WOULD BE AVAILABLE AND IF SO, WHAT THE CONSEQUENCES OF THE ALTERNATIVE TREATMENTS WOULD BE IN THEIR PARTICULAR CIRCUMSTANCES.
Each U.S. shareholder of a PFIC is required to file a Form 8621, Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund containing such information as the United States Treasury Department (the “U.S. Treasury”) may require. U.S. Holders should consult their tax advisors regarding the requirements of filing such information returns under these rules.
THE CORPORATION STRONGLY URGES YOU TO CONSULT YOUR TAX ADVISOR REGARDING THE IMPACT OF THE CORPORATION’S PFIC STATUS ON YOUR INVESTMENT IN THE COMMON SHARES AS WELL AS THE APPLICATION OF THE PFIC RULES TO YOUR INVESTMENT IN THE COMMON SHARES.
Cash Dividends and Other Distributions
Subject to the discussion under “Passive Foreign Investment Company Rules” above, to the extent there are any distributions made with respect to the Common Shares, a U.S. Holder generally will be required to include in its gross income distributions received with respect to its Common Shares (including the amount of Canadian taxes withheld, if any) as dividend income, but only to the extent that the distribution is paid out of the Corporation’s current or accumulated earnings and profits (computed using U.S. federal income tax principles), with the excess treated first as a non-taxable return of capital to the extent of the holder’s adjusted tax basis in its Common Shares and, thereafter, as capital gain recognized on a sale or exchange on the day actually or constructively received by the holder (as described below under “Sale or Disposition of Common Shares”). There can be no assurance that the Corporation will maintain calculations of the Corporation’s earnings and profits in accordance with U.S. federal income tax accounting principles. U.S. Holders should therefore assume that any distribution with respect to the Common Shares will constitute ordinary dividend income. Dividends paid on the Common Shares will not be eligible for the dividends received deduction allowed to U.S. corporations.
Dividends paid to a non-corporate U.S. Holder by a “qualified foreign corporation” may be subject to reduced rates of taxation if certain holding period and other requirements are met. A qualified foreign corporation generally includes a foreign corporation if (i) its Common Shares are readily tradable on an established securities market in the United States or it is eligible for benefits under a comprehensive U.S. income tax treaty that includes an exchange of information program and which the U.S. Treasury has determined is satisfactory for these purposes and (ii) if such foreign corporation is not a PFIC (as discussed above) for either the taxable year in which the dividend is paid or the preceding taxable year. The Common Shares are readily tradable on the OTCQX, an established securities market in the United States, and the Corporation may be eligible for the benefits of the Treaty. Accordingly, subject to the PFIC rules discussed above, a non-corporate U.S. Holder may qualify for the reduced rate on dividends so long as the applicable holding period requirements are met. U.S. Holders should consult their own tax advisors regarding the availability of the reduced tax rate on dividends in light of their particular circumstances.
Distributions paid in a currency other than U.S. dollars will be included in a U.S. Holder’s gross income in a U.S. dollar amount based on the spot exchange rate in effect on the date of actual or constructive receipt, whether or not the payment is converted into U.S. dollars at that time. The U.S. Holder will have a tax basis in such currency equal to such U.S. dollar amount, and any gain or loss recognized upon a subsequent sale or conversion of the foreign currency for a different U.S. dollar amount will generally be U.S. source ordinary income or loss. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should generally not be required to recognize foreign currency gain or loss in respect of the dividend income.
If a U.S. Holder is subject to Canadian withholding taxes (at the rate applicable to such U.S. Holder) with respect to dividends paid on the Common Shares, such U.S. Holder may be entitled to receive either a deduction or a foreign tax credit for such Canadian taxes paid. Complex limitations apply to the foreign tax credit. Dividends paid by the Corporation generally will constitute “foreign source” income and generally will be categorized as “passive category income.” Because the foreign tax credit rules are complex, each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.
Sale or Disposition of Common Shares
A U.S. Holder generally will recognize gain or loss on the taxable sale or exchange of the Common Shares in an amount equal to the difference between the U.S. dollar amount realized on such sale or exchange (determined in the case of the Common Shares sold or exchanged for currencies other than U.S. dollars by reference to the spot exchange rate in effect on the date of the sale or exchange or, if the Common Shares sold or exchanged are traded on an established securities market and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, which election must be applied consistently from year to year and cannot be changed without the consent of the IRS, the spot exchange rate in effect on the settlement date) and the U.S. Holder’s adjusted tax basis in the Common Shares determined in U.S. dollars. The initial tax basis of the Common Shares to a U.S. Holder will be the U.S. Holder’s U.S. dollar purchase price for the Common Shares (determined by reference to the spot exchange rate in effect on the date of the purchase, or if the Common Shares purchased are traded on an established securities market and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, which election must be applied consistently from year to year and cannot be changed without the consent of the IRS, the spot exchange rate in effect on the settlement date). An accrual basis U.S. Holder that does not make the special election will recognize exchange gain or loss to the extent attributable to the difference between the exchange rates on the sale date and the settlement date, and such exchange gain or loss generally will constitute ordinary income or loss.
Subject to the discussion under “Passive Foreign Investment Company Rules” above, such gain or loss will be capital gain or loss and will be long-term gain or loss if the Common Shares have been held for more than one year. Under current law, long-term capital gains of non-corporate U.S. Holders generally are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Capital gain or loss, if any, recognized by a U.S. Holder generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. U.S. Holders are encouraged to consult their own tax advisors regarding the availability of the U.S. foreign tax credit in their particular circumstances.
Medicare Contribution Tax
Certain U.S. Holders that are individuals, estates or certain trusts must pay a 3.8% tax, or “Medicare contribution tax”, on their “net investment income.” Net investment income generally includes, among other things, dividend income and net gains from the disposition of stock. A U.S. Holder that is an individual, estate or trust should consult its tax advisor regarding the applicability of the Medicare contribution tax to its income and gains in respect of its investment in the Common Shares.
Information Reporting and Backup Withholding
Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding on a duly executed IRS Form W-9 or otherwise establishes an exemption.
Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.
Certain Reporting Requirements
In addition to the reporting described above that may be required if the Corporation is a PFIC, U.S. Holders paying more than US$100,000 for the Common Shares generally may be required to file IRS Form 926 reporting the payment of the offer price for the Common Shares to the Corporation. Substantial penalties may be imposed upon a U.S. Holder that fails to comply. Each U.S. Holder should consult its own tax advisor as to the possible obligation to file IRS Form 926.
Certain U.S. Holders who are individuals (and, under regulations, certain entities) may be required to report information relating to the Common Shares, subject to certain exceptions (including an exception for Common Shares held in accounts maintained by certain U.S. financial institutions), by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. Such U.S. Holders who fail to timely furnish the required information may be subject to a penalty. Additionally, if a U.S. Holder does not file the required information, the statute of limitations with respect to tax returns of the U.S. Holder to which the information relates may not close until three years after such information is filed. U.S. Holders should consult their tax advisers regarding their reporting obligations with respect to their ownership and disposition of the Common Shares.

RISK FACTORS
An investment in the Offered Shares is subject to a number of risks. Before deciding whether to invest in the Offered Shares, investors should consider carefully the risks factors set forth below and in the documents incorporated by reference in this Prospectus Supplement (including those discussed under the heading “Risk Factors” in the Shelf Prospectus and the AIF) and all of the other information in this Prospectus Supplement (including the documents incorporated by reference). The risks described herein are not the only risks that affect the Corporation. Other risks and uncertainties that the Corporation does not presently consider to be material, or of which the Corporation is not presently aware, may become important factors that affect the Corporation’s future financial condition and results of operations.
Risks Related to the COVID-19 Pandemic
The current COVID-19 pandemic could have a material adverse effect on the Corporation’s business, affairs, operations, results of operations, financial condition, liquidity, availability of credit and foreign exchange exposure.
The current COVID-19 pandemic crisis is evolving rapidly and could have a material adverse impact on our business, affairs, operations, results of operations, financial condition, liquidity, availability of credit and foreign exchange exposure. COVID-19 is altering business and consumer activity in affected areas and beyond. The global response to the COVID-19 outbreak has resulted in, among other things, border closures, severe travel restrictions, the temporary shutdown of non-essential services and extreme fluctuations in financial and commodity markets. Additional measures may be implemented by one or more governments in jurisdictions where we operate. Labor shortages due to illness, company or government-imposed isolation programs, or restrictions on the movement of personnel could result in a reduction or cessation of all or a portion of the Corporation’s operations.
The extent to which the COVID-19 pandemic may impact its business and activities will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the spread of the disease, the duration of the outbreak, new information which may emerge concerning the spread and severity of the coronavirus, actions taken by Canadian and U.S. authorities to manage this pandemic, the postponement, suspension, cancellation or rescheduling of sports leagues and sporting events, the impact of the pandemic on consumer and advertiser spending, and the ability or willingness of suppliers and vendors to provide products and services. If the coronavirus continues to spread at the current pace, disruption to consumer spending and trade could trigger a global recession.
The actual and threatened spread of COVID-19 globally could also have a material adverse effect on the regional economies in which the Corporation operates, could continue to negatively impact stock markets, including the trading price of the Common Shares, could cause continued interest rate volatility and could cause movements in the trading price of our Common Shares that could adversely impact our ability to raise capital.
Any of these developments, and others, could have a material adverse effect on the Corporation’s business, affairs, operations, results of operations, financial condition, liquidity, availability of credit and foreign exchange exposure. In addition, because of the severity and global nature of the COVID-19 pandemic, it is possible that estimates in our financial statements could change in the near term and the effect of any such changes could be material, which could result in, among other things, an impairment of non-current assets and a change in the expected credit losses on accounts receivable.
Risks Related to the Offering and the Common Shares
The Corporation has a history of operating losses and negative cash flows and may never achieve consistent profitability, which may adversely affect its ability to continue as a going concern. The Corporation’s issuance of additional equity securities could cause the Corporation’s shareholders to suffer significant dilution.
During the year ended December 31, 2020 and the three months ended March 31, 2021, the Corporation sustained net losses from operations and had negative cash flow from operating activities. To the extent that

RISK FACTORS

the Corporation experiences negative cash flow from operating activities in any future period, the Corporation may use all or a portion of the proceeds raised through an offering of securities under this Prospectus Supplement to fund such negative cash flow.
The Corporation may not have sufficient cash flow to adequately satisfy its liquidity requirements in the future. Failure to adequately satisfy the Corporation’s liquidity requirements may have a material adverse effect on the business, results of operations and financial position, and may adversely affect its ability to continue as a going concern. If the Corporation does not become consistently profitable, its accumulated deficit will grow larger, its cash balances will decline and the Corporation will require additional financing to continue operations. Any such financing may not be accessible on acceptable terms, if at all. If the Corporation cannot generate sufficient cash or obtain additional financing, the Corporation may be required to downsize its business or discontinue operations altogether.
If additional funds are raised through further issuances of equity securities, existing shareholders (including prospective investors) could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to those of holders of Common Shares. Any debt financing secured in the future could involve restrictive covenants relating to the Corporation’s capital raising activities and other financial and operational matters, which may make it more difficult for the Corporation to obtain additional capital and to pursue business opportunities, including potential acquisitions.
Investment in the Common Shares is speculative and involves a high degree of risk. You may lose your entire investment.
There is no guarantee that the Common Shares will earn any positive return in the short term or long term. A holding of Common Shares is speculative and involves a high degree of risk and should be undertaken only by holders whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. A holding of Common Shares is appropriate only for holders who have the capacity to absorb a loss of some or all of their holdings.
The Corporation has broad discretion in the use of the net proceeds from this Offering and may not use the net proceeds effectively.
The Corporation intends to use the net proceeds of the Offering to achieve its stated business objectives as set forth under “Use of Proceeds” in this Prospectus Supplement. The Corporation maintains broad discretion to spend the proceeds in ways that it deems most efficient as well as the timing of expenditures. As a result, investors will be relying on the judgment of management as to the application of the remaining proceeds of an offering. Management may use the remaining proceeds of the Offering in ways that an investor may not consider desirable. The results and effectiveness of the application of the remaining proceeds are uncertain. The application of the proceeds to various items may not necessarily enhance the value of the Common Shares. The failure to apply the net proceeds as set forth under “Use of Proceeds” in this Prospectus Supplement, or the failure of the Corporation to achieve its stated business objectives set forth in such section, could adversely affect the Corporation’s business, financial condition and/or operating results and, consequently, could adversely affect the price of the Common Shares on the open market.
There is no assurance of a liquid trading market for the Common Shares in the future.
Shareholders may be unable to sell significant quantities of Common Shares into the public trading markets at all or without a significant reduction in the price of their Common Shares. There can be no assurance that there will be sufficient liquidity of the Common Shares on any trading market, or that the Corporation will continue to meet the listing requirements of the TSX or meet or continue to meet the listing requirements of the Nasdaq or achieve listing on any other public listing exchange.
The market price for the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Corporation’s control.
The Offering Price was determined by negotiation among the Corporation and the Lead Underwriters on behalf of the Underwriters, with reference to the market price of the Common Shares and other factors and may not be indicative of the price at which the Common Shares will trade following completion of the Offering.

RISK FACTORS

The factors which may contribute to market price fluctuations of the Common Shares include the following:
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actual or anticipated fluctuations in the Corporation’s quarterly results of operations;

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recommendations by securities research analysts;

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changes in the economic performance or market valuations of companies in the industry in which the Corporation operates;

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addition or departure of the Corporation’s executive officers and other key personnel;

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release or expiration of transfer restrictions on outstanding Common Shares;

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sales or perceived sales of additional Common Shares;

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operating and financial performance that vary from the expectations of management, securities analysts and investors;

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regulatory changes affecting the Corporation’s industry generally and its business and operations;

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announcements of developments and other material events by the Corporation or its competitors;

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fluctuations to the costs of vital production materials and services;

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changes in global financial markets and global economies and general market conditions, such as interest rates and price volatility;

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significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Corporation or its competitors;

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operating and share price performance of other companies that investors deem comparable to the Corporation or from a lack of market comparable companies; and

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news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in the Corporation’s industry or target markets.

The Corporation may be unable to procure sufficient capital to fund its operations.
Should the Corporation’s costs and expenses prove to be greater than currently anticipated, or should the Corporation change its current business plan in a manner that will increase or accelerate its anticipated costs and expenses, the depletion of its working capital would be accelerated. To the extent it becomes necessary to raise additional cash in the future as its current cash and working capital resources are depleted, the Corporation will seek to raise it through the public or private sale of assets, debt or equity securities, the procurement of advances on contracts, debt financing or short-term loans, or a combination of the foregoing. The Corporation may also seek to satisfy indebtedness without any cash outlay through the private issuance of debt or equity securities. The Corporation cannot guarantee that it will be able to secure the additional cash or working capital it may require to continue our operations. Failure by the Corporation to obtain additional cash or working capital on a timely basis and in sufficient amounts to fund its operations or to make other satisfactory arrangements may cause the Corporation to delay or indefinitely postpone certain of its activities, including potential acquisitions, or to reduce or delay capital expenditures, sell material assets, seek additional capital (if available) or seek compromise arrangements with its creditors. The foregoing could materially and adversely impact the business, operations, financial condition and results of operations of the Corporation.
The Corporation has never declared or paid any cash dividends or distributions on its Common Shares, and does not anticipate paying any cash dividends on the Common Shares in the foreseeable future.
VIQ has not declared or paid cash dividends on the Common Shares. VIQ intends to retain future earnings to finance the operation, development, and expansion of the business. VIQ does not anticipate paying cash dividends on the Common Shares in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of the Board and will depend on VIQ’s financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors that the Board considers relevant.

RISK FACTORS

Risks Related to VIQ’s Business
The Corporation’s ability to grow revenue is dependent on its ability to procure new customers or to sell additional solutions to its existing customers. If the Corporation is unsuccessful in these efforts or is not as successful in these efforts as it may anticipate, this could limit the Corporation’s ability to grow its revenue which could have a material adverse effect on the Corporation’s business, prospects and results of operations.
To increase its revenue and achieve and maintain profitability, the Corporation must regularly add new customers or sell additional solutions to its existing customers, which it plans to do. Numerous factors, however, may impede its ability to add new customers and sell additional solutions to its existing customers, including its inability to convert companies that have been referred to the Corporation by its existing network into paying customers, failure to attract and effectively train new sales and marketing personnel, failure to retain and motivate our current sales and marketing personnel, failure to develop relationships with partners or resellers and/or failure to ensure the effectiveness of our marketing programs. In addition, if prospective customers do not perceive its solutions to be of sufficiently high value and quality, the Corporation will not be able to attract the number and types of new customers that it is seeking.
Further, the resellers and integrators working with the Corporation are independent businesses that the Corporation does not control. These resellers and integrators may choose to devote their efforts to other products in different markets or reduce or fail to devote the resources to provide effective sales and marketing support of the Corporation’s products, any of which could harm the Corporation’s business by reducing sales to customers.
The Corporation’s operating results may vary substantially from period to period, and this may adversely impact its business, prospects, results of operations and the market price of its Common Shares.
The Corporation’s operating results can vary substantially from period to period. Planned operating expenses are normally targeted to planned revenue levels for the period and are incurred equally throughout the period. If expenses remain relatively fixed, but the Corporation’s revenues are less than planned in any quarter, the Corporation’s operating results would be adversely affected for that quarter. In addition, incurring unplanned expenses could adversely affect operating results for the period in which such expenses are incurred. Failure to achieve periodic revenue, earnings and other operating and financial results could result in an immediate and adverse effect on the market price of the Common Shares. The Corporation may not discover, or be able to confirm, revenue or earnings shortfalls until the end of a quarter, which could result in a greater immediate and adverse effect on the price of the Common Shares.
The Corporation may be unable to successfully integrate its products into its customers’ enterprise workflows, information technology environments and software programs, which may harm its customers’ experience in using its products and its ability to remain competitive.
A portion of the Corporation’s sales are made into applications that require its products to be interfaced with other enterprise workflows, enterprise information technology environments or software functionalities. Any significant changes to those enterprise workflows, IT environments or software programs may limit the use or functionality of or demand for the Corporation’s products. As its customers advance technologically, the Corporation must continue to effectively interface its products to remain competitive.
The Corporation may not be successful in keeping pace with changes in mobile technologies, operating systems, or networks or in developing products that operate effectively within existing or future technologies, systems, and networks.
The functionality of certain of the Corporation’s products depends upon the continued interoperability of these products with popular mobile operating systems. Any changes in these systems that degrade its products’ functionality or give preferential treatment to competitive offerings could adversely affect the operability and usage of its software products on mobile devices. Additionally, in order to deliver a high-quality user experience, it is important that the Corporation’s products work well with a range of mobile technologies, systems, and networks. The Corporation may strive to keep pace with changes in mobile technologies,

RISK FACTORS

operating systems, or networks or in developing products that operate effectively within existing or future technologies, systems, and networks. Any significant changes to mobile operating systems by their respective developers may prevent its products from working properly or at all on these systems.
Any failure of major elements of the Corporation’s products or services could lead to significant disruptions in its ability to serve its customers, which could damage its reputation, reduce its revenues or otherwise harm its business.
The Corporation’s business is dependent upon providing customers with fast, efficient and reliable services. A reduction in the performance, reliability or availability of required network infrastructure may harm its ability to distribute content to its customers, as well as its reputation and ability to attract and retain customers. The Corporation’s operations are susceptible to, and could be damaged or interrupted by, outages caused by fire, flood, power loss, telecommunications failure, internet or mobile network breakdown, earthquake and similar events. Its solutions are also subject to human error, security breaches, power losses, computer viruses, break-ins, “denial of service” attacks, sabotage, intentional acts of vandalism and tampering designed to disrupt our computer systems and network communications. Its failure or its customers’ failure to protect the networks against damage from any of these events could have a material adverse effect on the Corporation’s business, results of operations and financial condition.
The Corporation’s operations also depend on web browsers, internet service providers and mobile networks to provide its customers’ end-users with access to websites, streaming and mobile content. Many of these providers have experienced outages in the past, and could experience outages, delays and other difficulties due to system failures unrelated to our solutions. Any such outage, delay or difficulty could adversely affect the Corporation’s ability to effectively provide its products and services, which would harm our business.
Computer malware, viruses, hacking, phishing attacks, spamming, and other cyber-threats could harm the Corporation’s business and cause customers to lose confidence in the Corporation and its products, which could significantly impact its business and results of operations.
Although we have implemented numerous security features, malware, viruses, hacking, phishing attacks, social engineering, and other electronic threats on businesses have become more prevalent, have occurred on our systems in the past, and may occur on our systems in the future. While we continue to advance measures to safeguard our solutions and services from cybersecurity threats and vulnerabilities, cyber-attacks and other security incidents continue to evolve in sophistication and frequency. The connection of our software solutions to our customers and their information technology environments could present the opportunity for an attack on our systems to serve as a way to obtain access into our customers’ systems, which could have a material adverse effect on our financial condition and growth prospects. Our security measures may also be breached due to employee or other error, intentional malfeasance and other third-party acts, and system errors or vulnerabilities, including vulnerabilities of our third-party vendors, customers, or otherwise. Businesses have experienced material sales declines after discovering data breaches, and our business could be similarly impacted. The costs to continuously improve the security of our solutions and reduce the likelihood of a successful attack are high and may continue to increase. Furthermore, some jurisdictions have enacted laws requiring companies to notify consumers of data security breaches involving their personal data. These mandatory disclosures regarding a security breach often lead to widespread negative publicity, which may cause our customers to lose confidence in the effectiveness of the data security measures of our solutions. Any negative incidents can quickly erode trust and confidence, particularly if they result in adverse mainstream and social media publicity, governmental investigations or litigation. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, any failure to maintain performance, reliability, security and availability of our products and technical infrastructure to the satisfaction of our customers may harm our reputation, impair our ability to retain existing customers and attract new customers and expose us to legal claims and government action, each of which could have a material adverse impact on our business, results of operations and financial condition.
If we do not successfully develop and deploy new technologies to address the needs of our customers, penetrate new markets, or further penetrate existing markets, our business and results of operations could suffer.
The industry in which the Corporation operates is subject to rapid technological change. The Corporation’s ability to attract new customers and increase revenue from existing customers will depend in large part on

RISK FACTORS

our ability to enhance and improve our solutions, to introduce new features and services in a timely manner, to sell into new markets and to further penetrate our existing markets. The success of any enhancement or new feature or service depends on several factors, including the timely completion, introduction and market acceptance of the enhancement or new feature or service. Any new feature or service we develop or acquire may not be introduced in a timely or cost-effective manner and may not achieve the broad market acceptance necessary to generate significant revenue. Any new markets into which the Corporation attempts to sell its solutions, including new vertical markets and new countries or regions, may not be receptive. If the Corporation is unable to successfully develop or acquire new features, products or services, enhance its existing product or services to meet customer requirements, sell products and services into new markets or sell its product and services to additional customers in our existing markets, its revenue will not grow as expected. Moreover, the Corporation is frequently required to enhance and update our products and services as a result of changing standards and technological developments, which makes it difficult to recover the cost of development and forces us to continually qualify new features with our customers.
If we are unable to keep pace with technological developments or advancements in our industry, this could adversely affect our business, prospects and results of operations.
The industry in which the Corporation operates is evolving at a rapid pace. The Corporation’s ability to attract new customers and increase revenue from customers will depend in significant part on its ability to anticipate industry changes and to continue to enhance offer solutions or introduce or acquire new solutions on a timely basis to keep pace with technological developments. The success of new solution depends on several factors, including the timely completion and market acceptance of the enhancement or new solution. Any new solution the Corporation develops or acquires might not be introduced in a timely or cost- effective manner and might not achieve the broad market acceptance necessary to generate significant revenue.
The Common Shares may be subject to price volatility for general economic conditions or other conditions unrelated to our operations.
Volatility in the market price of the Common Shares due to seemingly unrelated financial developments or other reasons could hurt our ability to raise capital for the financing of our operations or acquisitions. Any of these events, or any other events caused by turmoil in world financial markets, may have a material adverse effect on the Corporation’s business, operating results, and financial condition.
We have sought and in the future may seek to grow our business through acquisitions of, or investments in, new or complementary businesses, technologies, tools, or solutions, or through strategic alliances, and the failure to manage these acquisitions, investments or alliances, or to integrate them with our existing business, could have a material adverse effect on our business and results of operations.
The Corporation’s strategy has historically involved pursuing accretive acquisitions. The Corporation may complete additional acquisitions in the future and there are risks inherent in any such acquisition. The Corporation may not be able to identify suitable new acquisition targets that are available to purchase at a reasonable value. Even if a suitable acquisition can be identified the acquisition may not proceed if suitable terms cannot be negotiated. When conducting due diligence on a potential acquisition it cannot be assured that all the risks and costs inherent in the business being acquired will be identified. If an acquisition of an identified business were to proceed in which a portion or all of the consideration consisted of cash additional funding maybe required through public or private financings if internally generated cash resources are not sufficient.
We may not be successful in our efforts to integrate acquired businesses and technologies, and this may adversely affect our business and results of operations. We may incur unexpected liabilities as a result of our acquisitions.
The Corporation’s ability to integrate the acquisitions that it made in the most recently completed financial year and future acquisitions into its business is subject to a number of risks including the following:

RISK FACTORS

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failure to integrate successfully the personnel, information systems, technology and operations of the acquired business;

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failure to maximize the potential financial and strategic benefits of the acquisition;

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failure to realize the expected synergies of the acquired business;

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possible impairment of relationships with employees and clients as a result of any integration of new businesses and management personnel;

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impairment of goodwill;

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increased demand on human resources and operating systems, procedures and controls; and

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reductions in future operating results as a result of the amortization of intangible assets.

Future acquisitions are also accompanied by the risk that obligations and liabilities of an acquired business may not be adequately reflected in the historical financial statements of that business and the risk that historical financial statements may be based on assumptions, which are incorrect or inconsistent with the Corporation’s assumptions or approach to accounting policies. The acquisition and integration of businesses may not be managed effectively and any failure to do so could lead to disruptions in the overall activities of the Corporation, a loss of clients and revenue, and increased expenses. The Corporation may acquire contingent liabilities in connection with the acquisitions of business, which maybe material. Best efforts are used to identify and estimate these contingent liabilities and the likelihood that they will materialize but these estimates could differ materially from the liabilities actually incurred.
We are subject to risks inherent in international operations that can harm our business and results of operations.
The Corporation currently operates in the United States, Australia, United Kingdom and Canada and its products and services are sold internationally. There are certain risks inherent in international operations including, but not limited to, remote management, unexpected changes in regulatory requirements, export restrictions, tariffs and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, problems in collecting accounts receivable, fluctuations in currency exchange rates, and potential adverse tax consequences, which could have a materially adverse effect on the Corporation’s business, operating results, and financial condition.
If we fail to adequately maintain, protect or enforce our intellectual property rights, our competitive position could be impaired and we may lose valuable assets, generate less than expected revenue and/or incur costly litigation to protect our rights.
The Corporation’s success is heavily dependent on its ability to protect its intellectual property. The Corporation relies on protecting its proprietary intellectual property in part through confidentiality agreements with its corporate resellers, strategic partners, employees, consultants and certain contractors. There can be no assurance that these agreements will not be breached, that the Corporation will have adequate remedies for any breach, or that the Corporation’s trade secrets will not otherwise become known or independently discovered by its competitors.
Intellectual property litigation may result in the Corporation having to pay damages or limit its ability to use technology important to its business. These claims could also, even if we are ultimately successful, cause us to spend substantial resources and distract our personnel from their normal responsibilities which could adversely affect our business, prospects and results of operations.
Companies in the technology industry often own large numbers of patents, copyrights, trademarks and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. VIQ may be subject to intellectual property rights claims in the future and its technologies may not be able to withstand any third-party claims or rights against their use. Any intellectual property claims, with or without merit, could be time consuming, expensive to litigate or settle and could divert management resources and attention. An adverse determination also could prevent VIQ from offering its products and services to others and may require that it procure substitute products or services

RISK FACTORS

for these members. With respect to any intellectual property rights claims, VIQ may have to pay damages or stop using technology found to be in violation of a third party’s rights. VIQ may have to seek a license for the technology, which may not be available on reasonable terms and may significantly increase its operating expenses. The technology also may not be available for license to VIQ at all. As a result, VIQ may also be required to develop alternative non- infringing technology, which could require significant effort and expense. If VIQ cannot license or develop technology for the infringing aspects of its business, it may be forced to limit its product and service offerings and may be unable to compete effectively. Any of these results could harm VIQ’s brand and prevent VIQ from generating sufficient revenue or achieving profitability. Litigation may be necessary to defend against claims of infringement or to protect trade secrets. Such litigation could result in substantial costs and diversion of management efforts regardless of the results of such litigation and an adverse result could subject VIQ to significant liabilities to third parties, require disputed rights to be licensed or require VIQ to cease using such technology.
Our insurance coverage may not adequately protect us against all future risks, which may adversely affect our financial position and results of operations.
VIQ may become subject to liability for risks which are uninsurable or against which VIQ may opt out of insuring due to the high cost of insurance premiums or other factors. The payment of any such liabilities would reduce the funds available for usual business activities. Payment of liabilities for which insurance is not carried may have a material adverse effect on VIQ’s financial position and operations.
Our business is highly competitive. We face significant competition that we anticipate will continue to intensify. If we are not able to maintain or improve our competitive position, we may lose market share and our business and results of operations could suffer.
VIQ in engaged in an industry that is highly competitive. Because this industry is evolving and characterized by technological change, it is difficult to predict whether, when and by whom new competing technologies may be introduced or when new competitors may enter the market. VIQ faces increased competition from companies with strong positions in certain markets we currently serve and in new markets and regions we may enter. Many of VIQ’s current and potential future competitors have significantly greater financial and other resources than VIQ currently possesses and may spend significant amounts of resources to gain market share. VIQ may unable to compete effectively against current and future competitors. In addition, increased competition or other competitive pressures may result in price reductions, reduced margins or loss of market share, any of which could have a material adverse effect on VIQ’s business, financial condition or results of operations.
Competitors may be able to respond to new or emerging technologies and changes in customer requirements more effectively than VIQ can, or may devote greater resources to the development, promotion and sale of products than VIQ can. Current and potential competitors may establish cooperative relationships among themselves or with third parties, including through mergers or acquisitions, to increase the ability of their products to address the needs of our current or prospective customers. If these competitors were to acquire significantly increased market share, it could have a material adverse effect on VIQ’s business, financial condition or results of operations. VIQ’s competitors may also establish or strengthen co-operative relationships with systems integrators, third-party consulting firms or other parties with whom VIQ currently has relationships, thereby limiting VIQ’s ability to promote its products and services.
To remain competitive, VIQ must continue to provide:
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technologically advanced products and solutions that anticipate and satisfy the demands of end-users;

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continuing advancements or innovations in our product offerings, including products with price-performance advantages or value-added features in security, reliability or other key areas of customer interest;

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a responsive and effective sales force;

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a dependable and efficient sales distribution network;

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superior customer service; and

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high levels of quality and reliability.

There is no assurance that VIQ will be able to compete successfully against its current or future competitors. Competition may result in price reductions, lower gross profit margins, increased discounts to customers and loss of market share, and could require increased spending by VIQ on research and development, sales and marketing and customer support.
We may become subject to product liability claims, which could have a material adverse effect on our business, financial condition and results of operations.
The Corporation faces an inherent business risk of exposure to product liability and other claims in the event that the development or use of its technology or prospective products is alleged to have resulted in adverse effects. While the Corporation has taken, and will continue to take, what it believes are appropriate precautions, there can be no assurance that it will avoid significant liability exposure. Although the Corporation currently carries product liability insurance, there can be no assurance that the Corporation has sufficient coverage or can obtain sufficient coverage at a reasonable cost. An inability to obtain product liability insurance at acceptable cost or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of products developed by the Corporation. A product liability claim could have a material adverse effect on the Corporation’s business financial condition and results of operations.
We may be unable to successfully maintain or manage our growth, which could harm our business, financial condition and results of operations.
Failure to manage our growth successfully may adversely impact our operating results. In order to manage growth and changes in strategy effectively, VIQ must: (a) maintain adequate systems to meet customer demand; (b) expand sales and marketing, distribution capabilities, and administrative functions; (c) expand the skills and capabilities of its current management team; (d) attract and retain qualified employees and (e) expand our internal operational and financial controls significantly, so that we can maintain control over operations and provide support to other functional areas as the number of personnel and size of business increases. While the Corporation intends to focus on managing its costs and expenses over the long term, VIQ expects to invest its earnings and capital to support its growth, but may incur additional unexpected costs. If VIQ incurs unexpected costs it may not be able to expand quickly enough to capitalize on potential market opportunities. Our inability to achieve any of these objectives could harm our business, financial condition and results of operations.
Our business depends on retaining the services of our management team and attracting qualified personnel. Personnel turnover may result in operational inefficiencies that could negatively affect our business and results of operations.
The loss of any member of VIQ’s management team could have a material adverse effect on its business and results of operations. In addition, the inability to hire or the increased costs of hiring new personnel, including members of executive management, could have a material adverse effect on VIQ’s business and operating results. The expansion of marketing and sales of its products will require VIQ to find, hire and retain additional capable employees who can understand, explain, market and sell its products. There is intense competition for capable personnel in all of these areas and VIQ may not be successful in attracting, training, integrating, motivating, or retaining new personnel, vendors, or subcontractors for these required functions. New employees often require significant training and in many cases, take a significant amount of time before they achieve full productivity. As a result, VIQ may incur significant costs to attract and retain employees, including significant expenditures related to salaries and benefits and compensation expenses issued in connection to equity awards, and may lose new employees to its competitors or other companies before it realizes the benefit of its investment in recruiting and training them. In addition, as VIQ moves into new jurisdictions, it will need to attract and recruit skilled employees in those new areas.

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We may be a party to legal, regulatory and other proceedings that could result in unexpected adverse outcomes and harm our business and results of operations.
From time to time, VIQ may be a party to legal and regulatory proceedings, including matters involving governmental agencies, entities with whom it does business and other proceedings arising in the ordinary course of business. VIQ will evaluate its exposure to these legal and regulatory proceedings and establish reserves for the estimated liabilities in accordance with generally accepted accounting principles. Assessing and predicting the outcome of these matters involves substantial uncertainties. Unexpected outcomes in these legal proceedings, or changes in management’s evaluations or predictions and accompanying changes in established reserves, could have an adverse impact on VIQ’s financial results.
Interests could arise between our management team, Board and shareholders such that our management team and members of our Board may have interests that conflict with those of our shareholders.
Certain of the directors and officers of VIQ are or may become directors or officers of, or have significant shareholdings in, other companies and, to the extent that such other companies may participate in ventures in which VIQ may participate, the directors and officers of VIQ may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. Such other companies may also compete with VIQ. In the event that any such conflict of interest arises, a director who has such a conflict will disclose the conflict to a meeting of the directors of VIQ and will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of VIQ are required to act honestly, in good faith and in the best interests of VIQ. In determining whether or not VIQ will participate in a particular transaction, the directors will primarily consider the potential benefits to VIQ, the degree of risk to which VIQ may be exposed and its financial position at that time.
Financial and Accounting Risks
We cannot assure you that our business will generate cash flow from operations in an amount sufficient to fund our liquidity needs. If our cash flows and capital resources are insufficient, we may be forced to reduce or delay capital expenditures, sell assets and/or seek additional capital or financings which may be unavailable to us or unavailable to us on acceptable terms.
VIQ’s business operations are subject to all of the risks inherent in the establishment and maintenance of a developing business enterprise, such as competition and viable operations management. The future earnings and cash flow from operations of VIQ are dependent, in part, on its ability to further develop and market its products. There can be no assurances that VIQ will grow and achieve profitability. The operations of VIQ have been funded to date by external financing and if sufficient cash flow from operations or earnings is not generated in the future, additional financing might be required.
VIQ makes, and will continue to make, substantial investments and other expenditures related to acquisitions, research and development and marketing initiatives. The operations of VIQ have been funded to date by external financing and if sufficient cash flow from operations or earnings is not generated in the future, additional financing might be required. VIQ will have further capital requirements and other expenditures as it proceeds to expand its business or take advantage of opportunities for acquisitions or other business opportunities that may be presented to it. VIQ may incur major unanticipated liabilities or expenses. VIQ can provide no assurance that it will be able to obtain financing, or able to obtain financing on acceptable terms, to meet the growth needs of its operations.
If the accounting estimates we make, and the assumptions on which we rely, in preparing our consolidated financial statements prove inaccurate, our business and actual results of operations may be adversely affected.
The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the application of the Corporation’s accounting policies and the amounts reported in the consolidated financial statements and the related notes. These estimates are based on management’s best knowledge of current events and actions that the Corporation may undertake in the future. These estimates have been applied in a manner consistent with that in prior periods and there are

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no known trends, commitments, events or uncertainties that the Corporation believes will materially affect the assumptions utilized in these consolidated financial statements. Estimates and underlying assumptions are reviewed on an ongoing basis and revisions to estimates are recognized prospectively. The estimates are impacted by many factors, some of which are highly uncertain and actual results may differ from those estimates.
The continuing uncertainty around the outbreak of COVID-19 pandemic required the use of judgments and estimates in the preparation of the consolidated financial statements for the year ended December 31, 2020. The future impact of COVID-19 uncertainties could generate, in future reporting periods, a significant impact to the reported amounts of assets, liabilities, revenue and expenses in these and any future consolidated financial statements. Examples of accounting estimates and judgments that may be impacted by the pandemic include, but are not limited to, impairment of goodwill and intangible assets and allowance for doubtful accounts.
VIQ’s operating results may be adversely affected if the assumptions change or if actual circumstances differ from those in the assumptions, which could cause VIQ’s operating results to fall below the expectations of investors, resulting in a decline in the share price of VIQ. Significant assumptions and estimates used in preparing the financial statements include those related to the credit quality of accounts receivable, income taxes, income tax credits receivable, share based payments, warrants, internally generated development costs, functional currency, impairment of non-financial assets, purchase price allocation, contingent consideration, incremental borrowing rate used to discount leases, allocation of the transaction price to multiple performance obligations in contracts with customers, as well as revenue and cost recognition.
We are subject to taxation in multiple jurisdictions and exercise significant judgment and make significant estimates in determining our provision for income tax and other tax liabilities. To the extent applicable tax laws change, these judgements or estimates are not accurate or do not ultimately reflect our actual tax liabilities, our business and results of operations may be adversely affected.
VIQ operates is subject to income tax and other forms of taxation in multiple jurisdictions. Taxation laws and rates which determine taxation expenses may vary significantly in different jurisdictions, and legislation governing taxation laws and rates are also subject to change. Therefore, VIQ’s earnings may be impacted by changes in the proportion of earnings taxed in different jurisdictions, changes in taxation rates, changes in estimates of liabilities and changes in the amount of other forms of taxation. VIQ may have exposure to greater than anticipated tax liabilities or expenses. VIQ may be subject to income taxes and non-income taxes in a variety of jurisdictions and its tax structure may be subject to review by both domestic and foreign taxation authorities and the determination of VIQ’s provision for income taxes and other tax liabilities will require significant judgment.
We are subject to foreign currency fluctuations, which could adversely affect our financial results, and, consequently, may have an adverse effect on the price of our Common Shares.
VIQ’s monetary assets and liabilities denominated in currencies other than the Canadian dollar will give rise to a foreign currency gain or loss reflected in our comprehensive earnings. To the extent the United States dollar or Australian dollar weakens against the Canadian dollar, VIQ may incur foreign exchange losses. Such losses would be included in VIQ’s financial results and, consequently, may have an adverse effect on the price of the Common Shares. As VIQ currently has a global client base, a significant portion of VIQ’s income is in US dollars and Great Britain pounds. The exchange rates between the Canadian dollar, the US dollar and the Great Britain pound are subject to daily fluctuations in the currency markets and these fluctuations in market exchange rates are expected to continue in the future. Such fluctuations affect both VIQ’s consolidated revenues as well as our consolidated costs. Also, changes in foreign exchange rates may affect the relative costs of operations and prices at which VIQ and its foreign competitors sell products in the same market. VIQ currently does not engage in currency hedging through financial instruments.
We may be unable to maintain effective internal controls, which could harm our operating results or cause us to fail to meet our reporting obligations, and may harm the price of our Common Shares.
Effective internal controls are necessary for VIQ to provide reliable financial reports and effectively prevent fraud. Under applicable securities law requirements, VIQ’s Chief Executive Officer and Chief Financial Officer

RISK FACTORS

are required to certify that they are responsible for establishing and maintaining disclosure controls and internal controls over financial reporting for the Corporation, that those disclosure controls and internal controls have been designed and are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. VIQ maintains compliance with applicable securities law requirements by strengthening, assessing and testing the system of internal controls to provide the basis for the certification. However, the continuous process of strengthening VIQ’s internal controls and complying with applicable securities law requirements is expensive and time consuming. VIQ cannot be certain that the measures it is taking will ensure that it maintains adequate control over financial processes and reporting. Furthermore, as VIQ grows its business, the controls will become more complex, and the Corporation could require more resources to ensure its internal controls remain effective. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm VIQ’s results of operations or cause it to fail to meet its reporting obligations. If VIQ or its independent registered public accounting firm discover a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market’s confidence in VIQ’s audited consolidated financial statements and harm its share price. In addition, future non-compliance with the applicable securities law requirements could subject VIQ to a variety of administrative sanctions, including the suspension of trading or delisting of its common shares, which could materially adversely affect its share price.
The Corporation may be classified as a “passive foreign investment company” for U.S. federal income tax purposes, which would subject U.S. investors that hold the Corporation’s Common Shares to potentially significant adverse U.S. federal income tax consequences.
If the Corporation is classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes in any taxable year, U.S. investors holding the Corporation’s Common Shares generally will be subject, in that taxable year and all subsequent taxable years (whether or not the Corporation continued to be a PFIC), to certain adverse US federal income tax consequences. The Corporation will be classified as a PFIC in respect of any taxable year in which, after taking into account its income and gross assets (including the income and assets of 25% or more owned subsidiaries), either (i) 75% or more of its gross income consists of certain types of  “passive income” or (ii) 50% or more of the average quarterly value of its assets is attributable to “passive assets” (assets that produce or are held for the production of passive income). Based on the composition of the Corporation’s income and the value of its assets, the Corporation believes that it was not a PFIC for United States federal income tax purposes for the 2020 taxable year and, based on estimates of the Corporation’s income and assets for 2021, the Corporation believes that it will not be a PFIC for the 2021 taxable year. Nevertheless, because the Corporation’s PFIC status must be determined annually with respect to each taxable year and will depend on the composition and character of the Corporation’s assets and income, including the Corporation’s use of proceeds from offerings pursuant to this Prospectus, and the value of the Corporation’s assets (which may be determined, in part, by reference to the market value of Common Shares, which may be volatile) over the course of such taxable year, the Corporation may be a PFIC in any taxable year. The determination of whether the Corporation will be or become a PFIC may also depend, in part, on how, and how quickly, the Corporation uses its liquid assets and the cash raised in an offering. If the Corporation determines not to deploy significant amounts of cash for active purposes, the Corporation’s risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that the Corporation will not be a PFIC for any future taxable year. In addition, it is possible that the U.S. Internal Revenue Service may challenge the Corporation’s classification of certain income and assets as non-passive, which may result in the Corporation being or becoming a PFIC in the current or subsequent years.
If the Corporation is a PFIC for any year during a U.S. holder’s holding period, then such U.S. holder generally will be required to treat any gain realized upon a disposition of Common Shares, or any “excess distribution” received on its Common Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distribution, unless the U.S. holder makes a timely and effective “qualified electing fund” election (“QEF Election”) or a “mark-to-market” election with respect to its Common Shares. A U.S. holder who makes a QEF Election generally must report on a current basis its share of the Corporation’s net capital gain and ordinary earnings for any year in which the Corporation is a PFIC, whether or not the Corporation distributes any amounts to its shareholders. If the Corporation determines that it is a PFIC for

RISK FACTORS

this year or any future taxable year, the Corporation currently expects that it would provide the information necessary for U.S. Holders to make a QEF Election. A U.S. holder who makes a mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer’s basis therein. However, a mark-to-market election generally cannot be made for equity interests in any lower-tier PFICs that the Corporation owns, unless shares of such lower-tier PFIC are themselves “marketable.” Each U.S. holder should consult its own tax advisors regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.
United States investors may not be able to obtain enforcement of civil liabilities against us.
The Corporation is incorporated under the laws of Ontario, Canada, and its principal executive offices are located in Canada. Most of the Corporation’s directors and officers and most of the experts named in this Prospectus Supplement reside outside of the United States and all or a substantial portion of the Corporation’s assets and the assets of these persons are located outside the United States. Consequently, it may not be possible for an investor to effect service of process within the United States on the Corporation or those persons. Furthermore, it may not be possible for an investor to enforce judgments obtained in United States courts based upon the civil liability provisions of United States federal securities laws or other laws of the United States against those persons or the Corporation. There is doubt as to the enforceability, in original actions in Canadian courts, of liabilities based upon United States federal securities laws and as to the enforceability in Canadian courts of judgments of United States courts obtained in actions based upon the civil liability provisions of the United States federal securities laws. Therefore, it may not be possible to enforce those actions against the Corporation, certain of the Corporation’s directors and officers or the experts named in this Prospectus Supplement.
We are an emerging growth company and intend to take advantage of reduced disclosure requirements applicable to emerging growth companies, which could make our Common Shares less attractive to investors.
We are an “emerging growth company” as defined in the JOBS Act. We will remain an emerging growth company until the earliest to occur of (i) the last day of the fiscal year in which we have total annual gross revenue of US$1.07 billion or more; (ii) December 31, 2026 (the last day of the fiscal year ending after the fifth anniversary of the date of the completion of the first sales of its common equity pursuant to an effective registration statement under the United States Securities Act of 1933, as amended; (iii) the date on which we have issued more than US$1.0 billion in non-convertible debt securities during the prior three-year period; or (iv) the date we qualify as a “large accelerated filer” under the rules of the SEC, which means the market value of our Common Shares held by non-affiliates exceeds US$700 million as of the last business day of its most recently completed second fiscal quarter after we have been a reporting company in the United States for at least 12 months. For so long as we remain an emerging growth company, we are permitted to and intend to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 (“Section 404”) of the Sarbanes-Oxley Act (2002), as amended (the “Sarbanes-Oxley Act”).
We may take advantage of some, but not all, of the available exemptions available to emerging growth companies. We cannot predict whether investors will find our Common Shares less attractive if we rely on these exemptions. If some investors find our Common Shares less attractive as a result, there may be a less active trading market for our Common Shares and the price of our Common Shares may be more volatile.
We will incur increased costs as a result of operating as a public company in the United States and our management will be required to devote substantial time to new compliance initiatives.
As a U.S. public company, particularly if or when we are no longer an “emerging growth company” as defined under the JOBS Act we will incur significant legal, accounting and other expenses, in addition to those we currently incur as a Canadian public company, that we did not incur prior to being listed in the United States. In addition, the Sarbanes-Oxley Act, and rules implemented by the SEC and the Nasdaq

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impose various other requirements on public companies, and we will need to spend time and resources to ensure compliance with our reporting obligations in both Canada and the United States.
For example, pursuant to Section 404, we will be required to furnish a report by our management on our internal control over financial reporting (“ICFR”), which, if or when we are no longer an emerging growth company, must be accompanied by an attestation report on ICFR issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will document and evaluate our ICFR, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of our ICFR, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for ICFR. Despite our efforts, there is a risk that neither we nor our independent registered public accounting firm will be able to conclude within the prescribed timeframe that our ICFR is effective as required by Section 404. This could result in a determination that there are one or more material weaknesses in our ICFR, which could cause an adverse reaction in the financial markets due to a loss of confidence in the reliability of our consolidated financial statements.
In addition, becoming a public company in the United States will increase legal and financial compliance as well as regulatory costs, such as additional Nasdaq fees, and will make some of our public company obligations more time consuming. We intend to invest resources to comply with evolving laws, regulations and standards in both Canada and the United States, and this investment may result in increased general and administrative expenses and increased diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with public company laws, regulations and standards in the United States are insufficient, regulatory authorities may initiate legal proceedings against us and our business may be harmed.
We also expect that being a public company in the United States and complying with applicable rules and regulations will make it more expensive for us to obtain sufficient levels of director and officer liability insurance coverage. This factor could also make it more difficult for us to attract and retain qualified executive officers and members of our Board of Directors.
As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our U.S. shareholders.
We currently qualify as a “foreign private issuer” under applicable U.S. federal securities laws and, therefore, are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we will be required to file with or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell our securities as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, we are exempt from the proxy rules under the Exchange Act. We are also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While we expect to comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive in every case the same information at the same time as such information is provided by U.S. domestic issuers.
In addition, as a foreign private issuer, we have the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. federal securities laws and Nasdaq listing rules and provided that we disclose the requirements we are not following and describe the Canadian practices we follow instead. We plan to rely on this exemption in part. As a result, our shareholders may

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not have the same protections afforded to shareholders of U.S. domestic issuers that are subject to all U.S. corporate governance requirements.
At some point in the future, we may cease to qualify as a foreign private issuer. If we cease to qualify, we will be subject to the same reporting requirements and corporate governance requirements as a U.S. domestic issuer, which may increase our costs of being a public company in the United States.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2020 and the quarter ended March 31, 2021 incorporated by reference into this Prospectus Supplement.
Overview
VIQ combines artificial intelligence driven voice and video capture technology and services to securely manage digital content in the most rigid security environments including courts, law enforcement, insurance, conferencing and media.
We help our cybersecurity focused clients securely speed the capture, creation, and management of large volumes of information, preserve the unique value of the spoken word and video image, and deliver meaningful data our security focused customers can utilize.
The Corporation is a global market leader in the capture, management, and transformation of sensitive digital evidence. We enable our 1,300+ clients’ digital transformation by implementing cybersecure capture solutions, driving the migration to cloud solutions, enabling hybrid technology services with human to machine workflow, and employing Artificial Intelligence (“AI”) tools such as speech recognition, sentiment analysis, market specific lexicon and algorithms.
Revenue
The recurring nature of our revenue base is a key indication of performance. Majority of our revenue is tied to major contracts and that is expected to remain the same or increase in terms of the overall contribution to the Corporation. Also, these customers are tied to government entities and multinational Fortune 500 companies that provide little to no credit risk and accordingly provide a reliable revenue stream.
We continue to invest globally in sales, marketing and business development to continue to diversify across segments, industries and geographies building awareness in our global brand to increase the future revenue growth of the Corporation.
Our revenue consists primarily of technology services, software license fees, support and maintenance and other recurring fees, professional service fees, and hardware sales. Technology service revenue consists of fees charged for recurring transcription services provided to our customers. Software license revenue is comprised of license fees charged for the use of our software products generally licensed under perpetual arrangements and to a lesser extent sale of third party software licenses. These license sales are more variable and unpredictable in nature as the purchase decision and its timing fluctuate with the customers’ needs and budgets. Support and maintenance and other recurring revenue primarily consist of fees charged for customer support on our software products post-delivery and, to a lesser extent, recurring fees derived from software-as-a-service arrangements. Professional service revenue consists of fees charged for customization, implementation, integration, training and ongoing services associated with our software products and technology services. Hardware revenue includes the resale of third party hardware that forms part of our customer solutions. Occasionally our customers may purchase a combination of software, maintenance, professional services and hardware, although the type, mix and quantity vary by customer and by product.
Cost of Sales
Cost of sales consists primarily of staff costs, professional services and the cost of hardware and third- party licenses to fulfill customer arrangements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Selling and Administrative Expenses
Selling and administrative expenses consist primarily of personnel and related costs for our sales and marketing functions, including salaries and benefits, contract acquisition costs including commissions earned by sales personnel, direct marketing campaigns, public relations and other promotional activities. Selling and administrative expenses also consist primarily of personnel and related costs associated with the administrative functions of our business including corporate, finance, and internal information system support as well as legal, accounting, other professional fees, investor relations, occupancy costs and insurance.
Research and Development Expenses
Research and development expenses include personnel and related costs for ongoing research, development and product management initiatives.
Key Operating Highlights for the Quarter ended March 31, 2021
➢
Total revenue for the three months ended March 31, 2021 was US$8,254,222, an increase of US$706,018 or 9% from US$7,548,204 recognized in the comparative period in 2020.

➢
Gross margin for the three months ended March 31, 2021 was US$4,017,835 representing 49% of revenue versus 43% of revenue in the comparative period in 2020.

➢
Adjusted EBITDA for the three months ended March 31, 2021 was US$335,056, a decrease of US$265,361 or 44% from an Adjusted EBITDA of US$600,417 recognized in the comparative period in 2020.3 The decrease in Adjusted EBITDA was driven primarily by professional service fees and TSX up listing fees.

➢
Net loss for the three months ended March 31, 2021 was US$1,666,789, a decrease of US$5,015,469 or 75% from a net loss of US$6,682,258 recognized in the comparative period in 2020.

Results of Operations for the Quarter Ended March 31, 2021
Key performance indicators that we use to manage our business and evaluate our financial results and operating performance include: revenue, expenses, Adjusted EBITDA, and net income (loss). We evaluate our performance on these metrics by comparing our actual results to management budgets, forecasts, and prior period performance.
Certain comparative figures have been updated to reflect adjustments that were recorded in the Corporation’s amended filings for the three and six-months ended June 30, 2020, which were refiled in November 2020. The adjustments related to the accounting for acquisitions, the revaluation of the conversion feature as well as the repayment of long-term debt which were transactions that occurred in the three-months ended March 31, 2020.

3
“Adjusted EBITDA” is a non-IFRS financial measure , is not a standardized financial measure under the financial reporting framework used to prepare the financial statements of the Corporation and accordingly might not be comparable to similar financial measures disclosed by other issuers. The Corporation believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate its operating performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. See “Non-IFRS Measures” and “Reconciliation of Non-IFRS Measures” in our 2020 MD&A and MD&A for the three months ended March 31, 2021 and 2020 available on SEDAR at www.sedar.com and which are incorporated by reference into this Prospectus Supplement, for additional important disclosures regarding Adjusted EBITDA. In addition, please refer to the heading “Reconciliation of Non-IFRS Measures” below for a quantitative reconciliation of Adjusted EBITDA to the most directly comparable financial measure disclosed in VIQ’s primary financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following table sets forth a summary of our results of operations for the three months ended March 31, 2021 and 2020 (expressed in United States dollars):
	Three months ended March 31		Period over Period Change
	2021	2020	$	%
	Unaudited
Revenue	8,254,222	7,548,204	706,018	9
Cost of sales	4,236,387	4,318,312	(81,925)	(2)
Gross profit	4,017,835	3,229,892	787,943	24
Operating Expenses
Selling and administrative expenses	3,539,110	2,377,154	1,161,956	49
Research and development expenses	239,663	252,321	(12,658)	(5)
Gain on contingent consideration	(95,994)	—	(95,994)	—
Total Operating expenses	3,682,779	2,629,475	1,053,304	40
Adjusted EBITDA(1)	335,056	600,417	(265,361)	(44)
Stock-based compensation	85,995	47,725	38,270	80
Depreciation	73,555	107,854	(34,299)	(32)
Amortization	1,174,808	990,697	184,111	19
Interest expense	331,419	3,695,952	(3,364,533)	(91)
Accretion and other financing expense	264,949	230,548	34,401	15
Loss on revaluation of conversion feature liability	—	1,118,761	(1,118,761)	(100)
Loss on repayment of long-term debt	—	1,290,147	(1,290,147)	(100)
Restructuring Costs	122,216	—	122,216	—
Other income	(3,453)	(204)	(3,249)	1,593
Foreign exchange (gain) loss	215,325	(252,249)	467,574	185
Loss before income taxes	(1,929,758)	(6,628,814)	4,699,056	71
Current income tax recovery (expense)	41,990	(53,444)	95,434	(179)
Deferred income tax recovery	220,979	—	220,979	—
Income tax recovery (expense)	262,969	(53,444)	316,413	592
Net Loss(2)	(1,666,789)	(6,682,258)	5,015,469	75
Weighted average number of common shares outstanding Basic	24,467,151	15,092,939
Diluted	24,467,151	15,092,939
Net income (loss) per share
Basic	(0.07)	(0.44)
Diluted	(0.07)	(0.44)

1)
Adjusted EBITDA, Earnings before stock-based compensation, depreciation, amortization, interest expense, accretion and other financing expense, (gain) loss on revaluation of conversion feature liability, loss on repayment of long-term debt, restructuring costs, other expense (income), foreign exchange (gain) loss, and current and deferred income tax expense (recovery), is a non-IFRS measure. Please refer to the section entitled “Non-IFRS Measures.”

2)
Three months ended March 31, 2021 Net loss includes $331,419 in expenses relating to interest and $1,174,808 of amortization related to the intellectual property acquired from the acquisitions and the commercial deployments of NetScribe, aiAssist, and MobileMic Pro.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Comparison of the three month period ended March 31, 2021 and 2020
Revenue
Total revenue for the three months ended March 31, 2021 was US$8,254,222, an increase of US$706,018, or 9%, from US$7,548,204 recognized in the comparative period in 2020. The increase in revenue is mainly driven by higher software license sales, professional service revenue, software support and a full quarter of revenue generated from Q120 acquisitions offset by lower revenue from technology services due to the continuing impact of COVID-19.
Cost of Sales
Cost of sales for the three months ended March 31, 2021 decreased by US$81,925, or 2%, to US$4,236,387, from US$4,318,312 for the comparative period in 2020. The decrease in cost of sales is primarily due to US$115,071 in COVID-19 wage subsidies. There were no wage subsidies in the comparative period in 2020.
Gross Profit
Gross profit for the three months ended March 31, 2021 increased by US$787,943, or 24%, to US$4,017,835, from US$3,229,892, for the comparative period in 2020. The increase in gross profit is primarily due to higher software license sales, professional service revenue and software support which yield a higher gross margin. In addition, increase in gross profit impacted from COVID-19 wage subsidies received in the three months ended March 31, 2021.
Selling and Administrative Expenses
Selling and administrative expenses for the three months ended March 31, 2021 increased by US$1,161,956, or 49%, to US$3,539,110, from US$2,377,154, for the comparative period in 2020. The Corporation has taken appropriate measures to manage selling and administrative expenses in conjunction with the negative organic growth resulting from COVID-19. The increase in selling and administrative expenses was primarily due to professional service fees and TSX up listing fees. In addition, selling and administrative expenses includes a full quarter of costs from Q120 acquisitions and growth in the number of employees compared to the same period in 2020. Selling and administrative expenses for the three months ended March 31, 2021 included US$188,394 in COVID-19 wage subsidies vs. US$80,536 recognized in the comparative period in 2020.
Research and Development Expenses
Research and development expenses for the three months ended March 31, 2021 decreased by US$12,658, or 5%, to US$239,663, from US$252,321, for the comparative period in 2020. The decrease in research and development expenses is due to higher amount of research and development spend being capitalized based on meeting the qualifying test compared to the same period in 2020.
Gain on Contingent Consideration
For the three months ended March 31, 2021, (gain) loss on contingent consideration increased by US$95,994, to a gain of US$95,994, from US$0 recognized in the comparative period in 2020. This increase is mainly due to a decrease in anticipated acquisition earnout payment accruals primarily as a result of decreases to revenue forecasts for ASC acquisition. Revenue forecasts are updated on a quarterly basis and the related anticipated acquisition earnout payment accruals are updated accordingly.
Stock-Based Compensation
For the three months ended March 31, 2021, stock-based compensation increased by US$38,270, to US$85,995, from US$47,725, recognized in the same period of 2020. The increase in stock-based compensation is due to the impact of stock options granted in Q220.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Depreciation
For the three months ended March 31, 2021, depreciation decreased by US$34,299, to US$73,555, from US$107,854 recognized in the comparative period in 2020. Decrease in depreciation expense is due primarily to the declining balance method of depreciation used by the Corporation in that as the net book value decreases, in the absence of any significant additions, the depreciation expense is expected to decrease over the life of the assets.
Amortization
For the three months ended March 31, 2021, amortization increased by US$184,111, or 19%, to US$1,174,808, from US$990,697 recognized in the comparative period in 2020. The increase in amortization expense primarily attributable to the launch of new products and a full quarter of amortization expense relating to Q120 acquisitions.
Interest Expense
For the three months ended March 31, 2021, interest expense decreased by US$3,364,533, to US$331,419, from US$3,695,952 recognized in the comparative period in 2020. The decrease in interest expense is primarily due to the conversion of the convertible debenture to equity that occurred in 2020.
Accretion and Other Financing Expense
For the three months ended March 31, 2021, accretion and other financing expense increased by US$34,401, to US$264,949, from US$230,548 recognized in the comparative period in 2020. The increase in accretion and other financing expense is primarily due to full quarter of accretion expense relating to Q120 acquisitions.
Loss on Revaluation of Conversion Feature Liability
For the three months ended March 31, 2021, loss on revaluation of conversion feature liability decreased by US$1,118,761, from a loss of US$1,118,761 recognized in the comparative period in 2020 to US$0 for the three months ended March 31, 2021. The loss recognized in comparative period 2020 relates to the conversion of convertible debt to equity. All convertible debt has been fully converted at the end of 2020.
Loss on Repayment of Long-term Debt
For the three months ended March 31, 2021, loss on repayment of long-term debt decreased by US$1,290,147, to US$0, from US$1,290,147 recognized in the comparative period in 2020. The loss on repayment of long-term debt amount recorded in comparative period 2020 was due to the re-pricing of the conversion price of the convertible debenture to C$2.18 per share resulting in a charge of US$1,290,147 reflecting the incremental fair value of the reduced exercise price.
Restructuring Costs
For the three months ended March 31, 2021, restructuring costs increased by US$122,216, to US$122,216, from US$0 recognized in the comparative period in 2020. The increase in restructuring costs is primarily due to organizational restructuring costs recorded in Q121.
Other Income
For the three months ended March 31, 2021, other income increased by US$3,249, to US$3,453 from US$204 recognized in the comparative period in 2020. The increase in other income is primarily due to interest income on short-term deposit.
Quarterly Results of Operations
The following table sets out selected financial information for each of the eight most recent quarters, the latest of which ended March 31, 2021. Our quarterly operating results have historically fluctuated significantly

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

and may continue to fluctuate significantly in the future. Therefore, we believe that past operating results and period to period comparisons should not be relied upon as an indication of the Corporation’s future performance.
	Mar-21	Dec-20	Sep-20	Jun-20	Mar-20*	Dec-19	Sep-19	Jun-19
	(unaudited - expressed in United States dollars))
Revenue	8,254,222	7,775,674	8,172,800	8,253,015	7,548,204	6,096,550	6,451,077	6,189,458
Net income (loss)	(1,666,789)	(3,857,540)	(345,862)	(936,531)	(6,682,258)	(2,525,682)	291,994	(1,519,355)
Weighted average number of shares outstanding:
Basic	24,467,151	20,341,203	18,494,247	18,364,354	15,092,939	10,848,296	9,549,609	9,416,779
Diluted	24,467,151	20,341,203	18,494,247	18,364,354	15,092,939	10,848,296	10,044,578	9,416,779
Net income (loss) per share:
Basic	(0.07)	(0.19)	(0.02)	(0.05)	(0.44)	(0.23)	0.03	(0.16)
Diluted	(0.07)	(0.19)	(0.02)	(0.05)	(0.44)	(0.23)	0.03	(0.16)

*
Net Loss for Q1 2020 has been updated to reflect year end 2020 adjustments that relate to Q1 2020 mainly for loss on revaluation of conversion feature liability amounting to $700,741.

Key factors that account for the fluctuation in quarterly results include the variability in the Corporation’s revenue due to timing of acquisitions and seasonality of revenue. Seasonality impacts the transcription services industry in that it is impacted in some cases by summer holiday seasons, such as court closings in January in Australia, and the Thanksgiving and December holidays in the US, Canada and UK. It also has a slight impact in US summer period. Our quarterly results may also fluctuate as a result of the various acquisitions which may be completed by the Corporation in any given quarter. We may experience variations in our net income/(loss) on a quarterly basis depending upon the timing of certain expenses or gains, which may include changes in provisions and acquired contract liabilities.
Liquidity
As of March 31, 2021, we held cash of US$16,020,297 as compared to US$16,835,671 at December 31, 2020. We believe that ongoing operations, working capital and associated cash flows in addition to our cash resources provide sufficient liquidity to support our ongoing business operations and satisfy our obligations as they become due. If we continue to acquire accretive businesses we may need additional external funding depending upon the size and timing of the potential acquisitions.
Below is a summary of our cash (expressed in United States dollars) provided by (used in) operating, investing, and financing activities for the periods indicated:
	Three months ended March 31,
	2021	2020
Cash provided by (used in) operating activities	(907,430)	68,128
Cash provided by (used in) investing activities	(1,495,933)	(4,771,973)
Cash provided by (used in) financing activities	1,550,695	5,589,750
Net increase (decrease) in cash for the period	(852,668)	885,905
Cash, beginning of period	16,835,671	1,707,654
Effect of foreign exchange	37,294	(108,218)
Cash, end of period	16,020,297	2,485,341

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cash provided by (used in) operating activities
We used cash of US$907,430 in operating activities for the three months ended March 31, 2021. The US$907,430 used for operating activities resulted from US$1,666,789 in net loss plus US$1,786,729 of non-cash adjustments to net loss and US$1,027,370 attributable to movements in non-cash working capital with changes primarily arising from an increase in accounts receivable, inventories, prepaid expenses, and decrease in accounts payable offset by contract liabilities and taxes.
Cash provided by (used in) investing activities
For the three months ended March 31, 2021, cash used in investing activities was US$1,495,933, which consisted of purchase of property and equipment of US$7,540, development costs related to internally generated intangible assets US$532,298, earnout payout for ASC and WordZ US$386,827, employee loan advancement US$518,431 and change in restricted cash of US$50,837.
Cash provided by (used in) financing activities
Cash provided by financing activities for the three months ended March 31, 2021 was US$1,550,695, which consisted of proceeds from the exercise of stock options and warrants of US$202,857 and US$2,092,276 respectively, issuance of share capital of US$1,673, offset by repayment of debt of US$381,157, repayment of lease obligations of US$45,268, repayment of interest on lease obligations of US$7,777, and repayment of interest on debt of US$311,909.
Debt covenants
As of March 31, 2021 we have satisfied all debt covenants required under the credit facility with Crown Capital Partners. In March 2021, the Corporation received a waiver to remove the Fixed Charge Coverage Ratio (“FCCR”) covenant for all four quarters of 2021, and the test of FCCR is no longer required as the covenant.
Contractual Obligations
The following table summarizes our contractual obligations as at March 31, 2021, including commitments relating to leasing contracts (expressed in United States dollars):
2021	2022	2023	2024	2025	Total
Trade and other payables 5,236,134	—	—	—	—	5,236,134
Share appreciation rights 36,836	—	—	—	—	36,836
Lease obligations 86,732	114,962	98,698	73,075	62,711	436,178
Crown Capital debt 302,519	—	12,268,845	—	—	12,571,364
Contingent Consideration – ASC 1,052,499	1,505,080	531,051	—	—	3,088,630
Contingent Consideration – WZ 223,336	305,758	251,939	—	—	781,034
WordZ SBA Loan 214,307	45,923	—	—	—	260,230
WordZ promissory note 334,914	446,552	446,552	—	—	1,228,018
Transcription Express VTB loan 71,012	—	—	—	—	71,012
HomeTech VTB loan 180,000	240,000	240,000	20,000	—	680,000
Total $7,738,289	$2,658,276	$13,837,085	$93,075	$62,711	$24,389,436
Other commitments
Commitments include operating leases for office equipment and facilities. Also, occasionally we structure some of our acquisitions with contingent consideration based on the future performance of the acquired

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

business. The fair value of contingent consideration recorded, partially in trade and other payables and accrued liabilities of US$1,419,551 and long-term contingent consideration of US$1,247,351 in our March 31, 2021 Consolidated Financial Statements was US$2,666,902. Aside from the aforementioned, we do not have any other business arrangements or any equity interests in any non-consolidated entity.
Transactions between Related Parties
During the three months ended March 31, 2021, the Corporation granted a non-revolving executive loan (the “Executive Loan”) to Sebastien Paré, President, Chief Executive Officer and a director of the Corporation in the aggregate amount of US$518,431 (C$657,838) to: (i) facilitate Mr. Paré exercise of certain vested outstanding stock options; and (ii) facilitate Mr. Paré repaying certain indebtedness incurred in connection with Mr. Paré previous exercise of convertible securities of the Corporation. The Executive Loan matures on February 10, 2028 and bears interest at a rate of 1.0% per annum. The Executive Loan is secured by a pledge of 175,000 common shares in the capital of the Corporation held by Sebastien Paré in favour of the Corporation (the “Share Pledge”). Pursuant to the terms of the Share Pledge, Mr. Paré has agreed to comply with certain covenants in favour of the Corporation.
The Executive Loan was repaid in full by Mr. Paré effective on May 28, 2021.
Key Operating Highlights during 2020
➢
Total revenue for the three months ended December 31, 2020 was US$7,775,674, an increase of US$1,679,124 or 28% from US$6,096,550 recognized in the comparative period in 2019. Total revenue for the year ended December 31, 2020 was US$31,749,693, an increase of US$6,653,385, or 27% from US$25,096,308 recognized in the comparative period in 2019.

➢
Gross margin for the three months ended December 31, 2020 was US$2,965,965 representing 38% of revenue versus 40% of revenue in the comparative period in 2019. Gross margin for the year ended December 31, 2020 was US$16,150,256 representing 51% of revenue versus 43% of revenue in the comparative period in 2019.

➢
Net loss for the three months ended December 31, 2020 was US$3,857,540, an increase of US$1,331,858 or 53% from a net loss of US$2,525,682 recognized in the comparative period in 2019. Net loss for the year ended December 31, 2020 was US$11,145,306, an increase of US$6,621,108 or 146% from the net loss of US$4,524,198 in the comparative period in 2019.

➢
Adjusted EBITDA for the three months ended December 31, 2020 was US$646,674, an increase of US$983,273 or 292% from an Adjusted EBITDA loss of US$336,599 recognized in the comparative period in 2019. Adjusted EBITDA for the year ended December 31, 2020 of US$4,987,679, an increase of US$4,116,844 or 473% from an Adjusted EBITDA of US$870,835 in the comparative period in 2019.4 The increase in Adjusted EBITDA was driven by higher revenue, productivity gains in technology services and wage subsidies.

Impact of 2020 acquisitions
For the three month and twelve month periods ended December 31, 2020 consolidated revenues of US$7,775,674 and US$31,749,693 include revenue from acquisitions of US$2,081,598 (ASC: US$1,410,004; WordZ: US$671,594) and US$9,410,821 (ASC: US$6,625,930; WordZ: US$2,784,891) respectively.

4
“Adjusted EBITDA” is a non- IFRS financial measure, is not a standardized financial measure under the financial reporting framework used to prepare the financial statements of the Corporation and accordingly might not be comparable to similar financial measures disclosed by other issuers. The Corporation believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate its operating performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. See “Non-IFRS Measures” and “Reconciliation of Non-IFRS Measures” in our 2020 MD&A and MD&A for the three months ended March 31, 2021 and 2020 available on SEDAR at www.sedar.com and which are incorporated by reference into this Prospectus Supplement, for additional important disclosures regarding Adjusted EBITDA. In addition, please refer to the heading “Reconciliation of Non-IFRS Measures” below for a quantitative reconciliation of Adjusted EBITDA to the most directly comparable financial measure disclosed in

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Net loss for the three month ended December 31, 2020 of US$3,857,540 include a loss from acquisitions of US$782,148 (ASC: profit of US$390,378; WordZ: loss of US$1,172,527), which was driven by impairment charge for WordZ of US$2,258,369. Net loss for the twelve month ended December 31, 2020 of US$11,145,306 include profit from acquisitions of US$1,281,997 (ASC: profit of US$2,500,079; WordZ: loss of US$1,218,082).
During the year ended December 31, 2020, the Corporation incurred US$19,058 in business acquisition costs related to the acquisitions which have been included in the consolidated statement of loss and comprehensive loss (December 31, 2019 — US$484,387).
If the acquisitions would have occurred on January 1, 2020, management estimates that the pro forma consolidated revenue for the year ended December 31, 2020 would have been US$33,462,074 and net loss for the year ended December 31, 2020 would have been US$10,873,372 as compared to the amounts reported in the consolidated statements of loss and comprehensive loss for year ended December 31, 2020. This unaudited pro forma financial information is for information purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of the period presented or the results that may be realized in the future.
Results of Operations for the year ended December 31, 2020
The following table sets forth a summary of our results of operations for the three and twelve months ended December 31, 2020 and 2019 (expressed in United States dollars):

VIQ’s primary financial statements. In addition, please refer to the heading “Reconciliation of Non-IFRS Measures” below in this Prospectus Supplement for a quantitative reconciliation of Adjusted EBITDA to the most directly comparable financial measure disclosed in VIQ’s primary financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

	Three months ended December 31		Period over Period Change		Year ended December 31		Period over Period Change
	2020	2019	$	%	2020	2019	$	%
	Unaudited
Revenue	7,775,674	6,096,550	1,679,124	28	31,749,693	25,096,308	6,653,385	27
Cost of sales	4,809,709	3,663,963	1,145,746	31	15,599,437	14,276,321	1,323,116	9
Gross profit	2,965,965	2,432,587	533,378	22	16,150,256	10,819,987	5,330,269	49
Operating Expenses
Selling and administrative expenses	2,892,376	2,493,512	398,864	16	11,034,902	8,954,512	2,080,390	23
Research and development expenses	288,146	275,674	12,472	5	1,074,178	994,640	79,538	8
Gain on contingent consideration	(861,231)	—	(861,231)	—	(946,503)	—	(946,503)	—
Total Operating expenses	2,319,291	2,769,186	(449,895)	(16)	11,162,577	9,949,152	1,213,425	12
Adjusted EBITDA(1)	646,674	(336,599)	983,273	(292)	4,987,679	870,835	4,116,844	473
Stock-based compensation	87,802	(28,740)	116,542	(406)	725,316	195,113	530,203	272
Depreciation	98,632	122,753	(24,121)	(20)	445,995	528,484	(82,489)	(16)
Amortization	1,431,855	807,852	624,003	77	4,813,248	2,973,945	1,839,303	62
Interest expense	491,848	403,153	88,695	22	4,934,517	1,549,904	3,384,613	218
Accretion and other financing expense	482,849	219,751	263,098	120	1,216,949	916,734	300,215	33
(Gain) loss on revaluation of conversion feature liability	834,036	(735,743)	1,569,779	213	1,308,440	(2,330,964)	3,639,404	156
Loss on repayment of long-term debt	207,657	—	207,657	—	1,497,804	—	1,497,804	—
Impairment of goodwill and intangibles	2,258,369	—	2,258,369	—	2,258,369	—	2,258,369	—
Other expense (income)	(7,886)	762,345	(770,231)	(101)	(10,373)	761,235	(771,608)	(101)
Business acquisition costs	—	484,387	(484,387)	(100)	19,058	484,387	(465,329)	(96)
Foreign exchange (gain) loss	152,885	54,170	98,715	(182)	(132,306)	217,040	(349,346)	161
Loss before income taxes	(5,391,373)	(2,426,527)	(2,964,846)	(122)	(12,089,338)	(4,425,043)	(7,664,295)	(173)
Current income tax expense	565,707	(93,580)	659,287	(705)	(106,986)	(93,580)	(13,406)	14
Deferred income tax recovery	968,126	(5,575)	973,701	(17,465)	1,051,018	(5,575)	1,056,593	(18,952)
Income tax (expense) recovery	1,533,833	(99,155)	1,632,988	1,647	944,032	(99,155)	1,043,187	1,052
Net Loss(2)	(3,857,540)	(2,525,682)	(1,331,858)	(53)	(11,145,306)	(4,524,198)	(6,621,108)	(146)
Weighted average number of common shares outstanding
Basic	20,341,203	10,848,296			18,080,533	9,752,131
Diluted	20,341,203	10,848,296			18,080,533	9,752,131
Net income (loss) per share
Basic	(0.19)	(0.23)			(0.62)	(0.46)
Diluted	(0.19)	(0.23)			(0.62)	(0.46)
Total Assets					42,719,659	20,768,799	21,950,860	106
Total Long-Term Liabilities					14,447,254	10,596,861	3,850,393	36

1)
Adjusted EBITDA, Earnings before stock-based compensation, depreciation, amortization, interest expense, accretion and other financing expense, (gain) loss on revaluation of conversion feature liability, loss on repayment of long-term debt, business acquisition costs, impairment of goodwill and intangibles, other expense (income), foreign exchange (gain) loss, and current and deferred income tax expense (recovery), is a non-IFRS measure. Please refer to the section entitled “Non- IFRS Measures.”

2)
Year ended December 31, 2020 Net loss includes $6,310,041 in expenses relating to the conversion feature, interest, and loss on repayment of long-term debt for the conversion of the convertible debenture to equity and $4,813,248 of amortization related to the intellectual property acquired from the acquisitions and the commercial deployments of NetScribe, aiAssist, and MobileMic Pro.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Comparison of the three and twelve month periods ended December 31, 2020 and 2019
Revenue
Total revenue for the three months ended December 31, 2020 was US$7,775,674, an increase of US$1,679,124, or 28%, from US$6,096,550 recognized in the comparative period in 2019. Total revenue for the year ended December 31, 2020 was US$31,749,693, an increase of US$6,653,385, or 27%, from US$25,096,308 recognized in the comparative period in 2019. Included in revenue of US$7,775,674 is US$2,081,598 related to acquisitions with the balance of US$5,694,076 derived from the legacy business. Revenue growth of 28% for the three months ended December 31, 2020 is made up of 34% due to acquisitions offset by negative organic growth of (6%) from the legacy business. As expected, we have seen our business impacted both positively and negatively by the COVID-19 pandemic. Our insurance, law enforcement and courts sectors were negatively impacted by COVID-19; however, some of this was offset by increased revenue from the conferencing and media as more of our customers migrated to online solutions. The primary reason for the negative organic growth for the year ended December 31, 2020 was the impact of COVID-19. In addition, travel restrictions have negatively impacted the ability to sell our technology services and software and many businesses have delayed buying decisions.
Cost of Sales
Cost of sales for the three months ended December 31, 2020 increased by US$1,145,746, or 31%, to US$4,809,709, from US$3,663,963 for the comparative period in 2019. Cost of sales for the year ended December 31, 2020 increased by US$1,323,116, or 9%, to US$15,599,437, from US$14,276,321, for the comparative period in 2019. The increase in cost of sales for the three months ended December 31, 2020 is primarily due to acquisitions made in Q1 2020. Cost of sales for the year ended December 31, 2020 includes an increase of US$3,797,881 from acquisitions made in Q1 2020, which is partially offset by COVID-19 subsidies of US$2,830,986.
Gross Profit
Gross profit for the three months ended December 31, 2020 increased by US$533,378, or 22%, to US$2,965,965, from US$2,432,587, for the comparative period in 2019. Gross profit for the year ended December 31, 2020 increased by US$5,330,269, or 49%, to US$16,150,256, from US$10,819,987, for the comparative period in 2019. The decrease in gross profit for the three months ended December 31, 2020 is primarily due to impact of COVID-19, reduction in volume, while maintaining non-variable employees on payroll. Also, post migration backlog resulted in additional overtime costs. In addition, accelerated hiring costs across all segments to change workforce profile to editors. Increase in gross profit for the year ended December 31, 2020 was primarily due to revenue growth through acquisitions along with wage subsidies.
Selling and Administrative Expenses
Selling and administrative expenses for the three months ended December 31, 2020 increased by US$398,864, or 16%, to US$2,892,376, from US$2,493,512, for the comparative period in 2019. Selling and administrative expenses for the year ended December 31, 2020 increased by US$2,080,390, or 23%, to US$11,034,902, from US$8,954,512, for the comparative period in 2019. The Corporation has taken appropriate measures to manage selling and administrative expenses in conjunction with the negative organic growth resulting from COVID-19. Increase in selling and administrative expenses for the year ended December 31, 2020 was primarily due to the growth in the number of employees compared to the same periods in 2019 primarily due to acquisitions along with professional service fees. Selling and administrative expenses for the year ended December 31, 2020 included US$1,203,327 in COVID-19 subsidies vs. US$0 recognized in the prior year.
Research and Development Expenses
Research and development expenses for the three months ended December 31, 2020 increased by US$12,472, or 5%, to US$288,146, from US$275,674, for the comparative period in 2019. Research and development expenses for the year ended December 31, 2020 increased by US$79,538, or 8%, to US$1,074,178, from

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

US$994,640, for the comparative period in 2019. The increase in research and development expenses is due to the increased spend related to the Corporation’s AI project.
Gain on Contingent Consideration
For the three months ended December 31, 2020, (gain) loss on contingent consideration increased by US$861,231, to a gain of US$861,231, from US$0 recognized in the comparative period in 2019. For the year ended December 31, 2020, (gain) loss on contingent consideration increased by US$946,503, to a gain of US$946,503, from US$0 recognized in the comparative period in 2019. This increase is mainly due to the contingent consideration gain amount recorded for the year ended December 31, 2020 and relates to a decrease in anticipated acquisition earnout payment accruals primarily as a result of decreases to revenue forecasts for WordZ acquisition due to the COVID-19 pandemic. Revenue forecasts are updated on a quarterly basis and the related anticipated acquisition earnout payment accruals are updated accordingly.
Stock-Based Compensation
For the three months ended December 31, 2020, stock-based compensation increased by US$116,542, to US$87,802, from a gain of US$28,740, recognized in the same period of 2019. For the year ended December 31, 2020, stock-based compensation increased by US$530,203, to US$725,316, from US$195,113, recognized in the same period of 2019. The increase in stock-based compensation for the three months and year ended December 31, 2020 is due to more stock options being granted compared to the same period in 2019.
Depreciation
For the three months ended December 31, 2020, depreciation decreased by US$24,121, to US$98,632, from US$122,753 recognized in the comparative period in 2019. For the year ended December 31, 2020, depreciation decreased by US$82,489, to US$445,995, from US$528,484 recognized in the comparative period in 2019. Decrease in depreciation expense for the year ended December 31, 2020 is due primarily to the declining balance method of depreciation used by the Corporation in that as the net book value decreases, in the absence of any significant additions, the depreciation expense is expected to decrease over the life of the assets.
Amortization
For the three months ended December 31, 2020, amortization increased by US$624,003 or 77%, to US$1,431,855, from US$807,852 recognized in the comparative period in 2019. For the year ended December 31, 2020, amortization increased by US$1,839,303 or 62%, to US$4,813,248, from US$2,973,945 recognized in the comparative period in 2019. The increase in amortization expense for the year ended December 31, 2020 is primarily attributable to an increase in the carrying value of our intangible asset balance as a result of acquisitions completed during the year ended December 31, 2020.
Interest Expense
For the three months ended December 31, 2020, interest increased by US$88,695, to US$491,848, from US$403,153 recognized in the comparative period in 2019. For the year ended December 31, 2020, interest increased by US$3,384,613, to US$4,934,517, from US$1,549,904 recognized in the comparative period in 2019.
Interest increased for the year ended December 31, 2020 primarily due to the conversion of the convertible debenture to equity of US$3,503,797 with a slight decrease in interest on lease obligations of US$32,921 for termination of operating lease.
Accretion and Other Financing Expense
For the three months ended December 31, 2020, accretion and other financing expense increased by US$263,098, to US$482,849, from US$219,751 recognized in the comparative period in 2019. For the year

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

ended December 31, 2020, accretion and other financing expense decreased by US$300,215, to US$1,216,949, from US$916,734 recognized in the comparative period in 2019. The decrease in accretion and other financing expense for the three months and year ended December 31, 2020 is due to a significant portion of convertible debt was converted to equity in Q1 2020.
(Gain) Loss on Revaluation of Conversion Feature Liability
For the three months ended December 31, 2020, (gain) loss on revaluation of conversion feature liability decreased by US$1,569,779, from a gain of US$735,743 recognized in the comparative period in 2019 to a loss of US$834,036, for the three months ended December 31, 2020. For the year ended December 31, 2020, (gain) loss on revaluation of conversion feature liability decreased by US$3,639,404, to a loss of US$1,308,440 from a gain of US$2,330,964 recognized in the comparative period in 2019. The variance is primarily due to the fluctuation of foreign exchange rates and the changes in the stock price.
Loss on Repayment of Long-term Debt
For the three months ended December 31, 2020, loss on repayment of long-term debt increased by US$207,657, to US$207,657, from US$0 recognized in the comparative period in 2019. For the year ended December 31, 2020, Loss on repayment of long-term debt increased by US$1,497,804, to US$1,497,804, from US$0 recognized in the comparative period in 2019. The loss on repayment of long-term debt amount recorded for the year ended December 31, 2020 is due to the re-pricing of the conversion price of the convertible debenture to C$2.18 per share resulting in a charge of US$1,497,804 reflecting the incremental fair value of the reduced exercise price.
Impairment of Goodwill and Intangibles
For the three months ended December 31, 2020, impairment of goodwill and intangibles increased by US$2,258,369, to US$2,258,369, from US$0 recognized in the comparative period in 2019. For the year ended December 31, 2020, impairment of goodwill and intangibles increased by US$2,258,369, to US$2,258,369, from US$0 recognized in the comparative period in 2019. An impairment expense of US$2,258,369 was recorded as at December 31, 2020 relating to one business that was acquired in 2020. The forecasted cash flows for this business have declined significantly from the forecasted cash flows at the time of acquisition primarily due to the near-term impact, as well as the yet uncertain but probable longer-term impact of the COVID-19 pandemic. See “Risk Factors”. There was no similar expense recorded for the same period in 2019.
Other Expense (Income)
For the three months ended December 31, 2020, other expense (income) decreased by US$770,231, to an income of US$7,886 from an expense of US$762,345 recognized in the comparative period in 2019. For the year ended December 31, 2020, other expense (income) decreased by US$771,608, to an income of US$10,373 from an expense of US$761,235 recognized in the comparative period in 2019. The decrease in other expense (income) is primarily due to the loss on settlement of payables that occurred in Q4 2019, relating to the value of shares granted to settle payables was higher than anticipated in addition to the value of warrants granted. Included in other expense (income) for the three months and year ended December 31, 2020 is a gain on disposal of US$3,042 related to the termination of operating lease due to migration to remote workforce. Also, US$5,454 related to an allowance for doubtful account that was written off and later collected, US$1,068 of interest income, and US$809 of miscellaneous income.
Business Acquisition Costs
For the three months ended December 31, 2020, business acquisition financing costs decreased by US$484,387, to US$0, from US$484,387 recognized in the comparative period in 2019. For the year ended December 31, 2020, business acquisition financing costs decreased by US$465,329, to US$19,058, from US$484,387 recognized in the comparative period in 2019. Business acquisition financing costs recognized in the comparative period relate to the acquisition of ASC and WordZ.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Foreign Exchange (Gain) Loss
For the three months ended December 31, 2020, foreign exchange (gain) loss increased by US$98,715, to US$152,885, from US$54,170 recognized in the comparative period in 2019. For the year ended December 31, 2020, foreign exchange (gain) loss decreased by US$349,346, to a gain of US$132,306, from a loss of US$217,040 recognized in the comparative period in 2019. Foreign exchange (gain) loss decreased for the year ended December 31, 2020 due to fluctuations in the foreign exchange rates. Our businesses are organized geographically so many of our expenses are incurred in the same currency as our revenues, which mitigates some of our exposure to currency fluctuations. Foreign exchange gains and losses are primarily related to the unrealized foreign translation gains and losses of certain non-US dollar denominated working capital balances to US dollars.
Income Tax (Expense) Recovery
We operate globally and we calculate our tax provision in each of the jurisdictions in which we conduct business. Our effective tax rate on a consolidated basis is, therefore, affected by the realization and anticipated relative profitability of our operations in those various jurisdictions, as well as different tax rates that apply and our ability to utilize tax losses and other credits. For the three months ended December 31, 2020, income taxes, net of deferred income tax recovery, increased by US$1,632,988, to a recovery of US$1,533,833, from an expense of US$99,155 in the comparative period in 2019. For the year ended December 31, 2020, Income taxes, net of deferred income tax recovery increased by US$1,043,187, to a recovery of US$944,032, from an expense of US$99,155 in the comparative period in 2019. The change in income taxes for the three months ended December 31, 2020 is primarily due to reversal of tax treatment on COVID-19 subsidies. These were deemed taxable at the end of Q2; however, tax treatment was later reversed by US legislators. Also, deferred tax recovery recognized primarily related to intangible assets. The change for the year ended December 31, 2020 is due to deferred tax recovery recognized primarily related to intangible assets.
Net Loss and Earnings Per Share
Net loss for the three months ended December 31, 2020 was US$3,857,540 compared to net loss of US$2,525,682 for the same period in 2019. On a per weighted average share basis, this translated into a net loss per share of US$0.19 in the three months ended December 31, 2020 compared to a net loss per weighted average share of US$0.23 for the same period in 2019. Net loss for the year ended December 31, 2020 was US$11,145,306 compared to net loss of US$4,524,198 for the same period in 2019. On a per weighted average share basis, this translated into a net loss per share of US$0.62 in the year ended December 31, 2020 compared to a net loss per weighted average share of US$0.46 for the same period in 2019.
Quarterly Results of Operations
The following table sets out selected financial information for each of the eight most recent quarters, the latest of which ended December 31, 2020 (expressed in United States dollars).
	Dec-20	Sep-20	Jun-20	Mar-20	Dec-19	Sep-19	Jun-19	Mar-19
	(unaudited)
Revenue	7,775,674	8,172,800	8,253,015	7,548,204	6,096,550	6,451,077	6,189,458	6,359,223
Net income (loss)	(3,857,540)	(345,862)	(936,531)	(6,005,373)	(2,525,682)	291,994	(1,519,355)	(771,155)
Weighted average number of shares outstanding:
Basic	20,341,203	18,494,247	18,364,354	15,092,939	10,848,296	9,549,609	9,416,779	9,177,708
Diluted	20,341,203	18,494,247	18,364,354	15,092,939	10,848,296	10,044,578	9,416,779	9,177,708
Net income (loss) per share:
Basic	(0.19)	(0.02)	(0.05)	(0.40)	(0.23)	0.03	(0.16)	(0.08)
Diluted	(0.19)	(0.02)	(0.05)	(0.40)	(0.23)	0.03	(0.16)	(0.08)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Liquidity
As of December 31, 2020, we held cash of US$16,835,671, as compared to US$1,707,654 at December 31, 2019.
Below is a summary of our cash (expressed in United States dollars) provided by (used in) operating, investing, and financing activities for the periods indicated:
	Year ended December 31,
	2020	2019
Cash provided by (used in) operating activities	3,423,083	(557,401)
Cash provided by (used in) investing activities	(6,639,191)	(1,782,206)
Cash provided by (used in) financing activities	18,162,619	2,060,690
Net increase (decrease) in cash for the year	14,946,511	(278,917)
Cash, beginning of year	1,707,654	1,922,768
Effect of foreign exchange	181,506	63,803
Cash, end of year	16,835,671	1,707,654
Cash provided by (used in) operating activities
We generated cash of US$3,423,083 from operating activities for the year ended December 31, 2020. The US$3,423,083 provided by operating activities resulted from US$11,145,306 in net loss plus US$15,341,676 of non-cash adjustments to net loss and US$773,287 attributable to movements in non-cash working capital with changes primarily arising from an increase in accounts receivable and prepaid expenses, offset by an increase in accounts payable and accrued liabilities.
Cash provided by (used in) investing activities
For the year ended December 31, 2020, cash used in investing activities was US$6,639,191, which consisted of purchase of property and equipment of US$202,297, business acquisitions of US$4,411,500, development costs related to internally generated intangible assets US$1,642,783, earnout payout for ASC and WordZ US$377,312 and change in restricted cash of US$5,299.
Cash provided by (used in) financing activities
Cash provided by financing activities for the year ended December 31, 2020 was US$18,162,619, which is mainly a result of proceeds from capital raise of US$13,747,345 net of issuance costs, proceeds from debt of US$4,827,175 to complete ASC and WordZ acquisitions, proceeds from the exercise of stock options and warrants of US$10,568 and US$1,859,963 respectively, offset by repayment of debt of US$838,031, repayment of lease obligations of US$338,276, repayment of interest on lease obligations of US$53,549, and repayment of interest on debt of US$1,052,576.
Debt covenants
As of December 31, 2020 we have satisfied all debt covenants required under the credit facility with Crown Capital Partners. In December 2020, the Corporation received a waiver to remove the FCCR covenant as at December 31, 2020. The waiver essentially removed the FCCR covenant and the test of FCCR is no longer required as the covenant. Therefore, there is no breach at December 31, 2020. Subsequent to year end, in March 2021, the Corporation received a waiver to remove the FCCR covenant for all four quarters of 2021.
Other commitments
Commitments include operating leases for office equipment and facilities. Also, occasionally we structure some of our acquisitions with contingent consideration based on the future performance of the acquired

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

business. The fair value of contingent consideration recorded, partially in trade and other payables and accrued liabilities of US$1,439,906 and long-term contingent consideration of US$1,575,528, in our Year End 2020 Consolidated Financial Statements was US$3,015,434 at December 31, 2020. Aside from the aforementioned, we do not have any other business arrangements or any equity interests in any non-consolidated entity.
Contingent Off-Balance Sheet Arrangements
As a general practice, we have not entered into off-balance sheet financing arrangements.
Transactions Between Related Parties
Subsequent to the year ended December 31, 2020, the Corporation granted a non-revolving executive loan (the “Executive Loan”) to Sebastien Paré, President, Chief Executive Officer and a director of the Corporation in the aggregate amount of US$518,431 to: (i) facilitate Mr. Paré exercise of certain vested outstanding stock options; and (ii) facilitate Mr. Paré repaying certain indebtedness incurred in connection with Mr. Paré previous exercise of convertible securities of the Corporation. The Executive Loan matures on February 10, 2028 and bears interest at a rate of 1.0% per annum. The Executive Loan is secured by a pledge of 175,000 common shares in the capital of the Corporation held by Sebastien Paré in favour of the Corporation (the “Share Pledge”). Pursuant to the terms of the Share Pledge, Mr. Paré has agreed to comply with certain covenants in favour of the Corporation.
The Executive Loan was repaid in full by Mr. Paré effective on May 28, 2021.
Conversion of Convertible Notes
During the first quarter of 2020, the Corporation issued 6,395,648 shares as the result of the exercise of the conversion option in respect of convertible notes having an aggregate principal amount of approximately US$6,404,319. The Corporation recognized an aggregate total interest payable of approximately US$3,323,948 related to this conversion during the first quarter of 2020.
During the fourth quarter of 2020, the Corporation issued 390,003 shares a as the result of the exercise of the conversion option in respect of convertible notes having an aggregate principal amount of approximately US$388,615. The Corporation recognized an aggregate total interest payable of approximately US$179,850 related to this conversion during the fourth quarter of 2020.
Reconciliation of Non-IFRS Measures5
We believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of performance. Management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements.

5
“Adjusted EBITDA” is a non-IFRS financial measure, is not a standardized financial measure under the financial reporting framework used to prepare the financial statements of the Corporation and accordingly might not be comparable to similar financial measures disclosed by other issuers. The Corporation believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate its operating performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. See “Non-IFRS Measures” and “Reconciliation of Non-IFRS Measures” in our 2020 MD&A and MD&A for the three months ended March 31, 2021 and 2020 available on SEDAR at www.sedar.com and which are incorporated by reference into this Prospectus Supplement, for additional important disclosures regarding Adjusted EBITDA. In addition, please refer to the heading “Reconciliation of Non-IFRS Measures” below for a quantitative reconciliation of Adjusted EBITDA to the most directly comparable financial measure disclosed in VIQ’s primary financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a reconciliation of Net Loss to Adjusted EBITDA, the most directly comparable IFRS measure for the three months ended March 31, 2021 and 2020 (expressed in United States dollars):
	Three months ended March 31
	2021	2020
Net Loss	(1,666,789)	(6,682,258)
Add:
Depreciation	73,555	107,854
Amortization	1,174,808	990,697
Interest expense	331,419	3,695,952
Current income tax (recovery) expense	(41,990)	53,444
Deferred income tax recovery	(220,979)	—
EBITDA	(349,976)	(1,834,311)
Accretion and other financing expense	264,949	230,548
Loss on revaluation of conversion feature liability	—	1,118,761
Loss on repayment of long-term debt	—	1,290,147
Restructuring Costs	122,216	—
Other Income	(3,453)	(204)
Stock-based compensation	85,995	47,725
Foreign exchange (gain) loss	215,325	(252,249)
Adjusted EBITDA	335,056	600,417
The following is a reconciliation of Net Loss to Adjusted EBITDA, the most directly comparable IFRS measure for the year ended December 31, 2020 and 2019 (expressed in United States dollars):
	Three months ended December 31		Year ended December 31
	2020	2019	2020	2019
Net Loss	(3,857,540)	(2,525,682)	(11,145,306)	(4,524,198)
Add:
Depreciation	98,632	122,753	445,995	528,484
Amortization	1,431,855	807,852	4,813,248	2,973,945
Interest expense	491,848	403,153	4,934,517	1,549,904
Current income tax expense	(565,707)	93,580	106,986	93,580
Deferred income tax recovery	(968,126)	5,575	(1,051,018)	5,575
EBITDA	(3,369,038)	(1,092,769)	(1,895,578)	627,290
Accretion and other financing expense	482,849	219,751	1,216,949	916,734
(Gain) loss on revaluation of conversion feature liability	834,036	(735,743)	1,308,440	(2,330,964)
Loss on repayment of long-term debt	207,657	—	1,497,804	—
Impairment of goodwill and intangibles	2,258,369	—	2,258,369	—
Other expense (income)	(7,886)	762,345	(10,373)	761,235
Business acquisition costs	—	484,387	19,058	484,387
Stock-based compensation	87,802	(28,740)	725,316	195,113
Foreign exchange (gain) loss	152,885	54,170	(132,306)	217,040
Adjusted EBITDA	646,674	(336,599)	4,987,679	870,835

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Capital Resources
Our objective in managing capital is to ensure sufficient liquidity to pursue our growth strategy, fund research and development to enhance existing product offerings as well as develop new ones to maintain our competitive advantage, pursue accretive acquisitions and provide sufficient resources to meet day-to-day operating requirements, while managing financial risk. We intend to use our operating income and funds on hand to meet funding requirements for the development and commercialization of our technology products and services based on anticipated market demand and working capital purposes. Our actual funding requirements will vary depending on a variety of factors, including our success in executing our business plan, the progress of our research and development efforts, our commercial sales, and our ability to manage our working capital requirements.
Our officers and senior management are responsible for managing the capital and do so through monthly meetings and regular review of financial information. Our Board of Directors is responsible for overseeing this process. We manage capital to ensure that there are adequate capital resources while maximizing the return to shareholders through the optimization of the cash flows from operations and capital transactions.
Critical Accounting Policies and Estimates
General
The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are affected by management’s application of accounting policies and historical experience, and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates.
Our significant accounting policies are fully described in Note 3 to our financial statements for the years ended December 31, 2020 and 2019 which are available on SEDAR (www.sedar.com). Certain accounting policies are particularly important to the reporting of our financial position and results of operations, and require the application of significant judgment by our management. An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different, estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could have a material impact on the financial statements. We believe that there have been no significant changes in our critical accounting estimates for the twelve months ended December 31, 2020 from the years presented in our annual financial statements for the years ended December 31, 2019 and 2018.
Management believes the following critical accounting policies and estimates reflect the more significant estimates and assumptions used in the preparation of our consolidated financial statements.
Revenue Recognition
Revenue represents the amount of consideration the Corporation expects to receive for the delivery of products and services in its contracts with customers, net of discounts and sales taxes. The Corporation reports revenue mainly under seven revenue categories being, Technology services, Software license, Support and maintenance, SaaS, Professional services, and Hardware and other.
Revenue is recognized upon transfer of control of products or services to customers at an amount that reflects the transaction price the Corporation expects to receive in exchange for the products or services. The Corporation’s contracts with customers often include the delivery of multiple products and services, which are generally capable of being distinct and accounted for as separate performance obligations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The accounting for a contract or contracts with a customer that contain multiple performance obligations requires the Corporation to allocate the contract or contracts’ transaction price to the identified distinct performance obligations.
Technology services revenue consists of fees charged for recurring services provided to our customers. Technology service revenue is recognized when the service is delivered to the customer. The Corporation has select customers where a flat rate is charged and revenue is recognized on a monthly basis.
Software license revenue is comprised of non-recurring license fees charged for the use of our software products generally licensed under perpetual arrangements and to a lesser extent sale of third — party license software. The Corporation sells on-premise software licenses on a perpetual basis. On-premise software licenses are bundled with software maintenance and support services for a term. The license component and maintenance and support components are each allocated revenue using their relative estimated stand-alone selling price (SSP). Revenue from the license of distinct software is recognized at the time that both the right-to-use the software has commenced and the software has been made available to the customer.
Support and maintenance and other recurring revenue primarily consist of fees charged for customer support on our software products post-delivery. Certain of the Corporation’s contracts with customers contain provisions that require the customer to agree to first year support and maintenance in order to maintain the active right to use a perpetual license. Support and maintenance and other recurring revenue primarily consists of fees charged for customer support on software products post-delivery.
Revenue from software-as-a-service (SaaS) arrangements, which allows customers to use hosted software over a term without taking possession of the software, are provided on a subscription basis. Revenue from the SaaS arrangement, which includes the hosted software and maintenance is recognized ratably over the term of the subscription.
Professional service revenue consists of fees charged for customization, implementation, integration, training and ongoing services associated with our software products and technology services.
Professional services are typically billed on a time and material basis and revenue is recognized over time as the services are performed. For professional services contracts billed on a fixed price basis, revenue is recognized over time based on the proportion of services performed.
Hardware revenue include the resale of third party hardware that forms part of the overall customer solutions. Hardware revenue is recognized when the goods are shipped and received by the customer.
Business combinations
IFRS 3, Business Combinations (“IFRS 3”), requires business combinations to be accounted using the acquisition method. Under this method, the cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any non- controlling interest in the acquiree.
When the Corporation acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation based on the facts and circumstances at the acquisition date. Business acquisition costs incurred are expensed and included in transaction costs. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date. The excess of (i) the consideration transferred, the amount of any non- controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the (ii) fair value of the net identifiable assets acquired is recorded as goodwill.
Goodwill arising on an acquisition of a business is carried at cost as established at the date of acquisition of the business less accumulated impairment losses, if any. For the purposes of impairment testing, goodwill is allocated to each of the Group’s CGUs that is expected to benefit from the synergies of the combination.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

A CGU to which goodwill has been allocated is tested for impairment annually, or more frequently when there is indication that the unit may be impaired. If the recoverable amount of the CGU is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized directly in the consolidated statements of loss and comprehensive loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.
On disposal of the relevant CGU, the attributable amount of goodwill is included in the determination of the profit or loss on disposal. Determining whether goodwill is impaired requires an estimation of the higher of fair value less costs of disposal and value in use of the CGUs to which goodwill has been allocated. The value in use calculation requires management to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value.
Acquired intangible assets
Our intangible assets consist of customer relationships, technology, non-compete and brand acquired in a business combination. These intangible assets are recorded at their fair value at the acquisition date. We use the income approach to value acquired customer relationships and technology intangible assets, which are the two material intangible asset categories reported in the financial statements.
We use the income approach as a valuation technique that calculates the fair value of an intangible asset based on the present value of future cash flows that the asset can be expected to generate over its remaining useful life. The discounted cash flow (“DCF”) is the methodology used, which is a form of the income approach that begins with a forecast of the annual cash flows a market participant would expect the subject intangible asset to generate over a discrete projection period. The future cash flow for each of the years in the discrete projection period are then converted to their present value equivalent using a rate of return appropriate for the risk of achieving the intangible assets’ projected cash flows, again, from a market participant perspective. The Corporation relies on the relief-from-royalty method to value the acquired technology and brand and the Multi-Period Excess Earnings of (“MEEM”) method to value customer relationship assets. After initial recognition, intangible assets are measured at cost less accumulated amortization and impairment losses.
We amortize intangible assets with finite useful lives on a straight-line basis over their estimated useful lives. The estimated useful life for customer relationships is five to eight years, the estimated useful life for technology is five years, the estimated useful life for non-compete is based on the term agreement and the estimated useful life for brand is five years to indefinite. Our amortization methods, useful lives and residual values are reviewed at each financial year end and adjusted prospectively if appropriate.
We test our intangible assets with finite useful lives for impairment annually and whenever there is an indication that the asset may be impaired. An impairment loss is recognized if the recoverable amount of the asset is less than the carrying amount. The recoverable amount is the higher of fair value less costs to sell and value in use.
Estimate of contingent consideration
We measure the contingent consideration payable in a business combination at the estimated fair value at each reporting date. The fair value is estimated based on the range of possible outcomes and our assessment of the likelihood of each outcome.
Accounting for Income Taxes
The income tax provision comprises current and deferred tax. Income tax is recognized in the consolidated statements of loss and comprehensive loss except to the extent that it relates to items recognized directly in equity, in which case the income tax is also recognized directly in equity.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted, or substantively enacted, at the end of the reporting period, and any adjustment to tax payable in respect of previous years.
Deferred tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the end of the reporting period and are expected to apply when the asset is realized or liability is settled. Deferred tax assets are recognized for deductible temporary differences, unused tax losses and other income tax deductions to the extent that it is probable the Corporation will have taxable income against which those deductible temporary differences, unused tax losses and other income tax deductions can be utilized. The extent to which deductible temporary differences, unused tax losses and other income tax deductions are expected to be realized is reassessed at the end of each reporting period.
In a business combination, temporary differences arise as a result of differences in the fair values of identifiable assets and liabilities acquired and their respective tax bases. Deferred tax assets and liabilities are recognized for the tax effects of these differences. Deferred tax assets and liabilities are not recognized for temporary differences arising from goodwill or from the initial recognition of assets and liabilities acquired in a transaction other than a business combination which do not affect either accounting or taxable income or loss.
LEGAL MATTERS
The matters referred to under “Eligibility for Investment”, “Certain Canadian Federal Income Tax Considerations” and certain matters relating to the Offered Shares will be passed upon on behalf of the Corporation by McMillan LLP, the Corporation’s Canadian counsel and on behalf of the Underwriters by Stikeman Elliott LLP, the Underwriters’ Canadian counsel. Certain matters relating to the Offered Shares will be passed upon on behalf of the Corporation by Troutman Pepper Hamilton Sanders LLP, the Corporation’s U.S. counsel, and by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo P.C., as the Underwriters’ U.S. counsel.
INTERESTS OF EXPERTS
The partners, counsel and associates of each of McMillan LLP and Stikeman Elliott LLP respectively as a group, beneficially own directly and indirectly, less than one percent of the Corporation’s outstanding securities of any class.
The Corporation’s auditor is KPMG LLP and is located at Vaughan Metropolitan Centre, 100 New Park Place, Suite 1400, Vaughan, Ontario L4K 0J3. Such auditor is independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations. KPMG LLP is an Independent Registered Accounting Firm in accordance with the securities acts administered by the SEC and the applicable rules and regulations thereunder and the requirements of the Public Company Accounting Oversight Board (United States).
The Corporation’s former auditor is MNP LLP and is located at 111 Richmond Street West, Suite 300, Toronto, Ontario, M5H 2G4. MNP LLP has confirmed that it was, with respect to the Corporation, throughout the period of its engagement, independent in accordance with the Code of Professional conduct of the Chartered Professional Accountants of Ontario. On July 7, 2020, KPMG LLP replaced MNP LLP as the auditor of the Corporation.
TRANSFER AGENT AND REGISTRAR
The transfer agent and registrar in respect of the Common Shares is TSX Trust Company located at 100 Adelaide Street W, Suite 301, Toronto, ON, M5H 4H1.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

STATUTORY RIGHT OF RESCISSION
Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may only be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment, irrespective of the determination at a later date of the purchase price of the securities distributed. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser. Rights and remedies also may be available to purchasers under U.S. law and purchasers may wish to consult with a U.S. lawyer for particulars of these rights.
The Corporation has also provided a contractual right in certain circumstances related to marketing materials. See “Marketing Materials” above.
ENFORCEMENT OF CIVIL LIABILITIES
We are a corporation existing under the Business Corporations Act (Ontario), most of our directors and officers are residents of Canada or other jurisdictions outside the United States, many of the experts named in this Prospectus Supplement are resident outside the United States, and most or all of our assets and the assets of such persons are located outside the United States. We have appointed an agent for service of process in the United States (as set forth below), but it may be difficult for holders of our Common Shares who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of our Common Shares who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the U.S. federal securities laws.
We filed with the SEC concurrently with our Registration Statement of which this Prospectus Supplement and the Shelf Prospectus form a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed CT Corporation System as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a United States court arising out of or related to or concerning the offering of the Offered Shares under this Prospectus Supplement.

This short form prospectus is a base shelf prospectus. This short form prospectus has been filed under legislation in each of the provinces of Canada, except Québec, that permits certain information about these securities to be determined after this prospectus has become final and that permit the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.
Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission but is not yet effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.
Information has been incorporated by reference in this short form base shelf prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from VIQ Solutions Inc. at 5915 Airport Road, Suite 700, Mississauga, Ontario, L4V 1T1, telephone, (905) 948-8266, and are also available electronically at www.sedar.com.
SHORT FORM BASE SHELF PROSPECTUS
New IssueJune 10, 2021
VIQ Solutions Inc.
US$225,000,000
COMMON SHARES
PREFERRED SHARES
DEBT SECURITIES
SUBSCRIPTION RECEIPTS
WARRANTS
UNITS
VIQ Solutions Inc. (the “Corporation” or “VIQ”) may from time to time offer and issue the following securities: (i) common shares (“Common Shares”); (ii) preferred shares of any series (“Preferred Shares”); (iii) senior or subordinated secured or unsecured debt securities (collectively, “Debt Securities”), including Debt Securities convertible or exchangeable into other securities of the Corporation; (iv) subscription receipts (“Subscription Receipts”); (v) warrants (“Warrants”); and (vi) units comprised of one or more of the other Securities (as defined herein) (“Units”, and together with the Common Shares, Preferred Shares, Debt Securities, Subscription Receipts and Warrants, the “Securities”), having an aggregate offering price of up to US$225,000,000, during the 25 month period that this short form base shelf prospectus (the “Prospectus”), including any amendments hereto, remains valid. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying prospectus supplement (a “Prospectus Supplement”).
VIQ is permitted, under a multi-jurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States (the “MJDS”), to prepare this Prospectus in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. The financial statements incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and thus may not be comparable to financial statements of United States companies.
The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Corporation is governed by the laws of Ontario, Canada, that some or all of its officers and directors are residents of a foreign country, that some or all of the experts named in this Prospectus are, and the underwriters, dealers or agents named in any Prospectus Supplement may be, residents of a foreign country, and a substantial portion of the assets of the Corporation and said persons may be located outside of the United States.
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE OR CANADIAN SECURITIES COMMISSION OR REGULATORY AUTHORITY NOR HAS THE SEC OR ANY STATE OR CANADIAN SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Prospective investors should be aware that the acquisition of the Securities may have tax consequences in Canada and the United States. Such consequences may not be described fully herein or in any applicable Prospectus Supplement. Prospective investors should read the tax discussion contained in the applicable Prospectus Supplement, if any, with respect to a particular offering of Securities.
The specific variable terms of any offering of Securities by the Corporation will be set out in the applicable Prospectus Supplement including, where applicable: (i) in the case of Common Shares, the number of Common Shares offered and the offering price (or the manner of determination thereof if offered on a non-fixed price basis); (ii) in the case of the Preferred Shares, the designation of the particular series, aggregate principal amount, the number of Preferred Shares offered, the issue price, the dividend rate, the dividend payment dates, any terms for redemption at the option of the Corporation or the holder, any exchange or conversion terms and any other specific terms; (iii) in the case of the Debt Securities, the specific designation of the Debt Securities, whether such Debt Securities are senior or subordinated, whether such Debt Securities are secured or unsecured, the aggregate principal amount of the Debt Securities being offered, the currency or currency unit in which the Debt Securities may be purchased, authorized denominations, any limit on the aggregate principal amount of the Debt Securities of the series being offered, the issue and delivery date, the maturity date, the offering price (at par, at a discount or at a premium), the interest rate or method of determining the interest rate, the interest payment date(s), any conversion or exchange rights that are attached to the Debt Securities, any redemption provisions, any repayment provisions and any other specific terms; (iv) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price (or the manner of determination thereof if offered on a non-fixed price basis), the procedures for the exchange of Subscription Receipts for the applicable Securities, the currency or currency unit in which the Subscription Receipts are issued and any other specific terms; (v) in the case of Warrants, the designation, number and terms of the Securities purchasable upon exercise of the Warrants, any procedures that will result in the adjustment of those numbers, the exercise price, dates and periods of exercise, the currency in which the Warrants are issued and any other specific terms; and (vi) in the case of Units, the designation and terms of the Units and of the Securities comprising the Units, the currency or currency unit in which the Units are issued and any other specific terms. A Prospectus Supplement may include other specific variable terms pertaining to the Securities that are not within the alternatives and parameters described in this Prospectus.
The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including, in the case of Securities other than the Debt Securities (the “Equity Securities”), sales in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 — Shelf Distributions (“NI 44-102”), including sales made directly on the Toronto Stock Exchange (the “TSX”) or other existing trading markets for such Equity Securities, and as set forth in an accompanying Prospectus Supplement. See “Plan of Distribution”.
All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.
The Corporation may sell the Securities to or through underwriters or dealers purchasing as principals and may also sell the Securities to one or more purchasers directly subject to obtaining any required exemptive relief or through agents on a “best efforts” basis. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, if any, engaged by the Corporation in connection with the offering and sale of Securities and will set forth the terms of the offering of such Securities, the method of distribution of such Securities including, to the extent applicable, the proceeds to us, and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution. Securities may be sold from time to time in one or more transactions at a fixed price or fixed prices, or at non-fixed prices. If offered on a non-fixed price basis, Securities may be offered at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers at the time of sale, which prices may vary between purchasers and during the period of distribution. If Securities are offered on a non-fixed price basis, the underwriters’, dealers’ or agents’ compensation will be increased or decreased by the amount by which the aggregate price paid for Securities by the purchasers exceeds or is less than the gross proceeds paid by the underwriters, dealers or agents to us. See “Plan of Distribution”.
The outstanding Common Shares are listed on the TSX under the symbol “VQS” and also trade on the OTCQX® Best Market by OTC Markets Group (the “OTCQX”) under the symbol “VQSLF”. There is currently no market through which the Preferred Shares, Debt Securities, Subscription Receipts, Warrants or Units may be sold and purchasers may not be able to resell any Preferred Shares, Debt Securities, Subscription Receipts, Warrants or Units purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See “Risk Factors” below and the “Risk Factors” section of the applicable Prospectus Supplement.
In connection with any offering of the Securities, subject to applicable laws and other than an “at-the-market distribution”, the underwriters, dealers or agents may over-allot or effect transactions that stabilize or maintain the market price of the offered Securities at a level above that which might otherwise prevail on the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. See “Plan of Distribution”.
No underwriter of the “at-the-market distribution” of Equity Securities, and no person or company acting jointly or in concert with an underwriter, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Equity Securities or Equity Securities of the same class as the Equity Securities distributed under the this Prospectus, including selling an aggregate number or principal amount of securities that would result in the underwriter creating an over-allocation position in the Equity Securities.
The Corporation’s head and registered offices are located at 5915 Airport Road, Suite 700, Mississauga, Ontario L4V 1T1.
The Securities are subject to certain risks. The risk factors included or incorporated by reference in this Prospectus should be carefully reviewed and considered by holders in connection with an acquisition of Securities. See “Notice to Readers — Forward-Looking Information” and “Risk Factors” in this Prospectus and in the AIF (as defined herein).

NOTICE TO READERS
About this Short Form Base Shelf Prospectus
We are an Ontario company that is a “reporting issuer” under Canadian securities laws in British Columbia, Alberta and Ontario. Upon issuance of a receipt for this short form base shelf prospectus, the Corporation will become a reporting issuer in each of the provinces of Canada other than Québec. Our Common Shares are traded in Canada on the TSX under the symbol “VQS”.
This Prospectus is a base shelf prospectus that we have filed with the securities commissions in each of the provinces of Canada expect for Québec in order to qualify the offering of the Securities described in this Prospectus in accordance with NI 44-102, and forms part of a registration statement on Form F-10 (the “Registration Statement”) that we filed with the Securities and Exchange Commission (“SEC”) under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), under the MJDS. If and when the Registration Statement is declared effective under the U.S. Securities Act, the Corporation will be required to file reports with the SEC under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”).
Under this shelf registration process, we may sell any combination of the Securities described in this Prospectus in one or more offerings up to a total aggregate initial offering price of US$225,000,000. This Prospectus provides you with a general description of the Securities that we may offer. Each time we sell Securities under this Prospectus we will provide a Prospectus Supplement that will contain specific information about the terms of that specific offering. The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the Prospectus Supplement. Each shelf prospectus supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the securities to which the shelf Prospectus Supplement pertains.
An investor should rely only on the information contained in this Prospectus (including the documents incorporated by reference herein) and is not entitled to rely on parts of the information contained in this Prospectus (including the documents incorporated by reference herein) to the exclusion of others. The Corporation has not authorized anyone to provide investors with additional or different information. The Corporation takes no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give readers of this Prospectus. Information contained on, or otherwise accessed through, the Corporation’s website shall not be deemed to be a part of this Prospectus and such information is not incorporated by reference herein.
The Corporation is not offering to sell the Securities in any jurisdictions where the offer or sale of the Securities is not permitted. The information contained in this Prospectus (including the documents incorporated by reference herein) is accurate only as of the date of this Prospectus (or as of the date of the document incorporated by reference herein or as of the date as otherwise set out in the document incorporated by reference herein, as applicable), regardless of the time of delivery of this Prospectus or any of the Securities. The business, financial condition, results of operations and prospects of the Corporation may have changed since those dates. The Corporation does not undertake to update the information contained or incorporated by reference herein, except as required by applicable securities laws.
This Prospectus shall not be used by anyone for any purpose other than in connection with an offering of Securities as described in one or more Prospectus Supplements.
The documents incorporated or deemed to be incorporated by reference herein contain meaningful and material information relating to the Corporation and readers of this Prospectus should review all information contained in this Prospectus, the applicable Prospectus Supplement and the documents incorporated or deemed to be incorporated by reference herein and therein.

In this Prospectus and in any Prospectus Supplement, unless the context otherwise requires, references to “we”, “us”, “our” or similar terms, as well as references to “VIQ” or the “Corporation”, refer to VIQ Solutions Inc. together with our subsidiaries on a consolidated basis.
Forward-Looking Information
This Prospectus contains certain “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Corporation’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Corporation’s control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or may contain statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “will continue”, “will occur” or “will be achieved”. The forward-looking information contained herein may include, but is not limited to, information relating to:
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future distributions of the Corporation’s securities;

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the size and growth of the Corporation’s customer base;

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the methods by which the Corporation provides services to its clients;

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anticipated acceleration of growth and demand for VIQ’s services and technologies;

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anticipated acquisitions by the Corporation and expansion of the Corporation’s footprint;

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the Corporation anticipating it will be able to satisfy its obligations as they become due during the next 12 months; and

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the Corporation’s anticipated use of proceeds raised in connection with the offering of the Securities.

By identifying such information and statements in this manner, the Corporation is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Corporation to be materially different from those expressed or implied by such information and statements.
An investment in securities of the Corporation is speculative and subject to a number of risks including, without limitation, the risks discussed under the heading “Risk Factors” on pages 12 to 20 of the Corporation’s annual information form dated April 30, 2021 (the “AIF”). Although the Corporation has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.
In connection with the forward-looking information and forward-looking statements contained in this Prospectus, the Corporation has made certain assumptions, including, but not limited to:
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the Corporation ability to successfully consolidate acquired businesses with the Corporation’s existing operations;

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the Corporation ability to incorporate acquired technologies into its platform;

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the Corporation ability to realize synergies with acquired businesses;

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the customers of any acquired businesses remaining customers of the Corporation following the completion of an acquisition;

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the Corporation continuing to operate in compliance with regulatory requirements;

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the Corporation having sufficient working capital and, if necessary, being able to secure additional funding necessary for the continued operation and development of its business;

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the Corporation’s ability to successfully execute its business plan;

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the progress of the Corporation’s research and development efforts;

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future levels of commercial sales made by the Corporation;

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the Corporation’s ability to adequately manage its working capital requirements; and

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key personnel continuing their employment with the Corporation and the Corporation being able to obtain and retain additional qualified personnel, as needed, in a timely and cost efficient manner.

Although the Corporation believes that the assumptions and factors used in preparing, and the expectations contained in, the forward- looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this Prospectus are made as of the date of this Prospectus. All subsequent written and oral forward-looking information and statements attributable to the Corporation or persons acting on its behalf is expressly qualified in its entirety by this notice.
A number of risks, uncertainties and other factors could cause actual results to differ materially from the results discussed in the forward-looking information, including the factors discussed in the section entitled “Risk Factors” in this Prospectus.
CURRENCY PRESENTATION AND FINANCIAL INFORMATION
Unless otherwise indicated, all references to monetary amounts in Prospectus are denominated in US dollars. The financial statements of the Corporation incorporated herein by reference are reported in US dollars and are prepared in accordance with International Financial Reporting Standards.
DOCUMENTS INCORPORATED BY REFERENCE
The following documents filed by the Corporation with Securities Commissions or similar authorities in Canada are available under the Corporation’s profile on SEDAR at www.sedar.com and are specifically incorporated by reference into this Prospectus:
(a)
the AIF;

(b)
the audited consolidated financial statements (the “Audited Financial Statements”) of the Corporation as at December 31, 2020 and 2019 together with the notes thereto and the reports of independent auditors thereon;

(c)
the management’s discussion and analysis (“MD&A”) of the Corporation for the years ended December 31, 2020 and 2019;

(d)
the interim financial statements of the Corporation as at and for the three months ended March 31, 2021 and 2020, together with the notes thereto (the “Interim Financial Statements”);

(e)
the MD&A of the Corporation for the three months ended March 31, 2021 and 2020; and

(f)
the management information circular of the Corporation dated March 23, 2021 distributed in connection with the annual and special meeting of shareholders of the Corporation to be held on April 29, 2021 (the “2021 Circular”), other than any statement contained in the 2021 Circular to the extent that any statement contained herein or in any document incorporated or deemed to be incorporated by reference herein subsequently filed after the 2021 Circular modifies or supersedes such a statement contained in the 2021 Circular.

Any documents of the type required by National Instrument 44-101 — Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus, including those types of documents referred to above and press releases issued by the Corporation specifically referencing incorporation by reference into this Prospectus, if filed by the Corporation with the provincial securities commissions or similar authorities in Canada after the date of this Prospectus and before the expiry of this Prospectus, are deemed to be incorporated by reference in this Prospectus. In addition, to the extent that any document or information incorporated by reference into this Prospectus is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished by the Corporation to the SEC after the date of this Prospectus, that document or information shall be deemed to be incorporated by reference as an exhibit to the Registration Statement (as defined below) of which this Prospectus forms a part (in the case of Form 6-K and Form 8-K, if and to the extent set forth therein). The Corporation may also incorporate other information filed with or furnished to the SEC under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), provided that information included in any report on Form 6-K or Form 8-K shall be so deemed to be incorporated by reference only if and to the extent expressly provided in such Form 6-K or Form 8-K.
A Prospectus Supplement containing the specific terms of any offering of our Securities will be delivered to purchasers of our Securities together with this Prospectus and will be deemed to be incorporated by reference in this Prospectus as of the date of the Prospectus Supplement and only for the purposes of the offering of our Securities to which that Prospectus Supplement pertains.
Documents referenced in any of the documents incorporated by reference in this Prospectus but not expressly incorporated by reference therein or herein and not otherwise required to be incorporated by reference therein or in this Prospectus are not incorporated by reference in this Prospectus.
Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, in any Prospectus Supplement hereto or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document or statement that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made.
When we file a new annual information form, audited consolidated financial statements and related management discussion and analysis with and, where required, they are accepted by, the applicable securities regulatory authorities during the time that this Prospectus is valid, the previous annual information form, the previous audited consolidated financial statements and related management discussion and analysis and all unaudited interim consolidated financial statements and related management discussion and analysis for such periods, all material change reports and any information circular and business acquisition report filed prior to the commencement of our financial year in which the new annual information form is filed will be deemed to no longer be incorporated by reference in this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon new interim financial statements and the accompanying management’s discussion and analysis being filed by us with the applicable securities regulatory authorities during the term of this Prospectus, all interim financial statements and accompanying management’s discussion and analysis filed prior to the filing of the new interim financial statements will be deemed to no longer be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
The following documents have been, or will be, filed with the SEC as part of the Registration Statement (as defined below) of which this Prospectus forms a part: (1) the documents listed under “Documents Incorporated by Reference”; (2) the consent of KPMG LLP; (3) the consent of MNP LLP; and (4) powers of attorney from certain of the Corporation’s directors and officers. A copy of the form of any applicable warrant agreement or subscription receipt agreement will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the U.S. Exchange Act.
ADDITIONAL INFORMATION
The Corporation has filed or will file with the SEC a registration statement on Form F-10 (the “Registration Statement”) under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), with respect to the Securities. This Prospectus, which forms part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. See “Documents Filed as Part of the Registration Statement”. For further information with respect to the Corporation and the Securities, reference is made to the Registration Statement and the exhibits thereto. Statements contained in or incorporated by reference into this Prospectus about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement for a complete description of the matter involved. Each such statement is qualified in its entirety by such reference. Each time the Corporation sells Securities under the Registration Statement, it will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in the Prospectus included in the Registration Statement.
Following the effectiveness of the Registration Statement, the Corporation will be subject to the information reporting requirements of the U.S. Exchange Act in addition to the applicable Canadian requirements and, in accordance therewith, will file reports and other information with the SEC and with securities regulatory authorities in Canada. Under the MJDS, such reports and other information may generally be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Corporation is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Corporation’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. Prospective investors may read and download any public document that the Corporation has filed with the securities commission or similar regulatory authority in each of the provinces of Canada on SEDAR at www.sedar.com. The reports and other information that will be filed and furnished by the Corporation with the SEC can be inspected on the SEC’s website at www.sec.gov. Unless specifically incorporated by reference herein, documents filed or furnished by the Corporation on SEDAR or EDGAR are neither incorporated in nor a part of this Prospectus.
THE CORPORATION
The Corporation was incorporated pursuant to the Business Corporations Act (Alberta), on November 10, 2004 under the name “VIQ Solutions Inc.”. VIQ was continued under the Business Corporations Act (Ontario), on April 14, 2017.
The Corporation’s head and registered offices are located at 5915 Airport Road, Suite 700, Mississauga, Ontario L4V 1T1.
The Corporation is a “reporting issuer” under Canadian securities laws in British Columbia, Alberta and Ontario. Upon issuance of a receipt for this short form base shelf prospectus, the Corporation will become a reporting issuer in each of the provinces of Canada other than Québec. Its Common Shares are listed on the TSX under the trading symbol “VQS” and also trade on the OTCQX under the symbol “VQSLF”.

SUMMARY DESCRIPTION OF THE CORPORATION’S BUSINESS
Summary Description of Business
VIQ delivers intelligent automation, enhanced with human review, to drive transformation in the way evidentiary content is captured, secured, and transformed into actionable information. This combination along with segment specific Artificial Intelligence learning makes VIQ as the leader best positioned to disrupt and gain rapid market share.
VIQ’s innovative technology platform is made of four core software products using cloud, artificial intelligence, mobility, and cybersecurity cloud driven workflow for capture, manage, share, and create digital evidence and very specific documentation. The Corporation is driving the transformation of the highly secured evidentiary data and transcription industry from 0% to 80% via AI-human editors’ collaboration using an innovative patented technology platform.
VIQ operates worldwide with a network of partners including security integrators, audio-video specialists, and hardware and data storage suppliers. The Corporation’s revenue is strategically segmented both by geographic and industry markets: 70% of the Corporation’s revenue is derived from the United States, 27% from Australia and a growing 3% from Europe, the Middle East, Africa and Canada.
VIQ serves a growing customer base across a variety of vertical and horizontal markets, the primary of which are as follows:
21% of revenue is in criminal justice;
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29% in legal;

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23% in insurance; and

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27% media, corporate finance, government and medical.

VIQ delivers its products and services to clients primarily through a network of resellers and integrators, as well as through direct sales, offering a variety of deployment methodologies and business models to meet customer demand including software, software as a service or “SaaS” and managed services.
SHARE STRUCTURE
The authorized capital of the Corporation consists of an unlimited number of Common Shares. As of the date of this Prospectus, there were 24,893,638 Common Shares outstanding. The holders of Common Shares are entitled to one vote per Common Share at all meetings of the shareholders of the Corporation either in person or by proxy. The holders of Common Shares are also entitled to dividends, if and when declared by the directors of the Corporation, and the distribution of the residual assets of the Corporation in the event of a liquidation, dissolution or winding up of the Corporation.
All Common Shares rank equally as to all benefits which might accrue to the holders thereof, including the right to receive dividends, voting powers, and participation in assets and in all other respects, on liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other disposition of the assets of the Corporation among its shareholders for the purpose of winding up its affairs after the Corporation has paid out its liabilities. The Common Shares are not subject to any call or assessment rights, any pre-emptive rights, any conversion or any exchange rights. The Common Shares are not subject to any redemption, retraction, purchase for cancellation, surrender, sinking or purchase fund provisions. Additionally, the Common Shares are not subject to any provisions permitting or restricting the issuance of additional securities and any other material restrictions or any provisions requiring a securityholder to contribute additional capital to the Corporation.

CONSOLIDATED CAPITALIZATION
Since March 31, 2021, the date of the Interim Financial Statements, there have been no material changes to the Corporation’s share and loan capitalization on a consolidated basis. The applicable Prospectus Supplement will describe any material change, and the effect of such material change, on our share and loan capitalization that will result from the issuance of Securities pursuant to such Prospectus Supplement.
EARNINGS COVERAGE RATIOS
If, under this Prospectus and any applicable Prospectus Supplement, we offer Debt Securities having a term to maturity in excess of one year or Preferred Shares, the applicable Prospectus Supplement will include earnings coverage ratios giving effect to the issuance of such Securities.
USE OF PROCEEDS
Unless otherwise specified in a Prospectus Supplement, the net proceeds from the sale of the Securities will be used for general corporate purposes (including funding ongoing operations and/or working capital requirements), to repay indebtedness outstanding from time to time, discretionary capital programs, the continued development of the Corporation’s products and services, potential future acquisitions, future growth opportunities, joint ventures and licensing arrangements and continued investment in sales infrastructure. Each Prospectus Supplement will contain specific information concerning the use of proceeds from that sale of Securities.
Over the past two years the Corporation has increased its customer base by over 64% through organic growth from a customer base of 1,299 in 2018 to 2,126 at the end of 2020. Given VIQ’s growth, it up-listed to the TSX from the TSX Venture Exchange on January 21, 2021.
The core industries that support VIQ’s portfolio of services are experiencing disruption that will accelerate rapid growth and demand for both VIQ’s services and technologies. The foundation that VIQ has established is that its core technologies become a pipeline from which the VIQ will pass additional applications that will be delivered by both internal development, extensive ai partnership and M&A. This expansion is in order to meet market demand as VIQ’s expected addressable market pivots from an expected $8 billion currently to over $32 billion globally. The ability to respond to current market conditions to meet demand from both internal customer and new customers will evolve the overall market positioning of VIQ to be the leader in the digitization of the recorded word.
The Corporation plans to use the net proceeds of sales of Securities to fund growth and expansion in its core market, the United States and to accelerate growth in the Australian market. In order to continue organic growth from its existing customer base and to onboard new strategic customers in various jurisdictions, the Corporation’s growth plan also contemplates moving towards recurring SaaS accounts, supporting acquisitions through lowest cost liquidity, and improving productivity by migrating clients onto VIQ’s NetScribe platform, powered by aiAssist. VIQ intends to continue growing and diversifying its global footprint and to pursue a strategy of driving organic revenue growth through stepped-up investments in infrastructure including AI sales, marketing, finance and operations. In addition, the Corporation will continue to acquire new clients, contracts and acquisitions.
At this time, the Corporation is involved in discussions and preliminary due diligence with a number of possible targets. Generally, the nature of the targets’ business is on four key segments, Insurance, Criminal Justice, Courts and Media. These segments allow the Corporation to integrate its core technologies to provide end to end workflow solutions that would drive improved security and the complexity around security, improved efficiency and improved functionality to our customers. With this, it would also provide the Corporation with improved competitive advantage and overall margin gain. Each of these segments are tied to “domestic” requirements due to country specific data sovereignty laws prohibiting “offshore” labor”.

The Corporation’s M&A targets will provide for both geographic expansion as well as technological advancements to accelerate Company growth.
M&A targets will become larger in size as the Corporation is prepared to acquire larger entities to expand its solutions portfolios. These new and larger targets will provide require more complex economic structure tied less to variable compensation due to the competitive nature of the current market and the overall health and size of the companies that the Corporation is targeting. As of the date hereof, the Corporation does not currently anticipate that any of the foregoing proposed acquisitions, if completed, would constitute a significant acquisition for the purposes of Part 8 of National Instrument 51-102 — Continuous Disclosure Obligations. There is no assurance any of these transactions will be completed.
The Corporation is positioned for aggressive organic and inorganic growth in all major business regions of the world. Organically, to compete the Corporation must accelerate both its technology and infrastructure. This requires building presence throughout Africa, Europe and the UK to provide secure solutions that meet the requirements of the local data protection regulations. This also requires that the Corporation invest in technologies that allow its AI to comprehensively utilize the content that the Corporation has captured in order to build incremental solutions to our portfolios. These solutions require the next level of build out in the Corporation’s development from the perspective of complexity and resource.
The above-noted allocation represents the Corporation’s intention with respect to its use of proceeds based on current knowledge and planning by management of the Corporation (excluding potential contingencies and any deficiencies). Actual expenditures may differ from the estimates set forth above. There may be circumstances where, for sound business reasons, a reallocation may be deemed prudent or necessary. Pending actual expenditures, the Corporation may invest the funds in short-term, investment grade, interest-bearing securities, in government securities or in bank accounts at the discretion of management. The Corporation cannot predict whether the proceeds invested will yield a favourable return. See “Risk Factors”.
Financial Condition
As of March 31, 2021, the Corporation had estimated working capital of approximately $14,039,847 comprised of: (i) $16,020,297 in cash; (ii) $5,717,315 in trade and other receivables; (iii) $58,732 in inventory; and (iv) $442,761 in prepaid expenses net of aggregate current liabilities of $8,199,258.
The Corporation anticipates that its cash flow from operations, current working capital and available cash resources will provide sufficient liquidity to support its ongoing business operations and satisfy its obligations as they become due during the 12 months following the date of this Prospectus. The Corporation will require external funding to support future accretive acquisitions, depending on the size and timing of such acquisitions.
DESCRIPTION OF SECURITIES BEING DISTRIBUTED
Common Shares
The following sets forth certain general terms and provisions of the Common Shares. The particular terms and provisions of the Common Shares offered pursuant to an accompanying Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Common Shares, will be described in the applicable Prospectus Supplement. The Common Shares may be sold separately or together with any Securities, or on conversion or exchange of any such Securities.
The holders of Common Shares are entitled to vote at all meetings of the shareholders of the Corporation either in person or by proxy. The holders of Common Shares are also entitled to dividends, if and when declared by the directors of the Corporation, and the distribution of the residual assets of the Corporation in the event a dissolution of the Corporation.
All Common Shares rank equally as to all benefits which might accrue to the holders thereof, including the right to receive dividends, voting powers, and participation in assets and in all other respects, on liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other disposition of the assets of the Corporation among its shareholders for the purpose of winding up its affairs after the Corporation has paid out its liabilities. The Common Shares are not subject to any call or assessment rights, any pre-emptive rights, any conversion or any exchange rights. The Common Shares are not subject to any redemption, retraction, purchase for cancellation, surrender, sinking or purchase fund provisions. Additionally, the Common Shares are not subject to any provisions permitting or restricting the issuance of additional securities and any other materials restrictions or any provisions requiring a securityholder to contribute additional capital to the Corporation.
Preferred Shares
The following sets forth certain general terms and provisions of the Preferred Shares. The particular terms and provisions of a series of Preferred Shares offered pursuant to an accompanying Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Preferred Shares, will be described in the applicable Prospectus Supplement. One or more series of Preferred Shares may be sold separately or together with any Securities under this Prospectus, or on conversion or exchange of any such Securities.
The Corporation is not currently authorized to issue Preferred Shares. Subject first to obtaining all necessary corporate, shareholder and regulatory approvals, it is proposed that the Preferred Shares will be issued from time to time in one or more series, and that the Corporation’s board of directors will be authorized to fix, before the issuance thereof, the number of Preferred Shares of each series, the designation, rights, privileges, restrictions and conditions attaching to the Preferred Shares of each series, including, without limitation, any voting rights, any right to receive dividends (which may be cumulative or non-cumulative and variable or fixed) or the means of determining such dividends, the dates of payment thereof, any terms and conditions of redemption or purchase, any conversion rights, and any rights on the liquidation, dissolution or winding-up of the Corporation, any sinking fund or other provisions, the whole to be subject to the issuance of a certificate of amendment setting forth the designation, rights, privileges, restrictions and conditions attaching to the Preferred Shares of the series.
The Preferred Shares of each series may, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, rank on a parity with the Preferred Shares of every other series and be entitled to preference over the Common Shares. If any amount of cumulative dividends (whether or not declared) or declared non-cumulative dividends or any amount payable on any such distribution of assets constituting a return of capital in respect of the Preferred Shares of any series is not paid in full, the Preferred Shares of such series shall participate rateably with the Preferred Shares of every other series in respect of all such dividends and amounts.
This section describes the general terms that will apply to any Preferred Shares being offered. The terms and provisions of any Preferred Shares offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of such terms. The particular terms of each issue of Preferred Shares that will be described in the related Prospectus Supplement will include, where applicable:
(a)
the offering price of the Preferred Shares;

(b)
the title and designation of number of shares of the series of Preferred Shares;

(c)
the dividend rate or method of calculation, the payment dates for dividends and the place or places where the dividends will be paid, whether dividends will be cumulative or noncumulative, and, if cumulative, the dates from when dividends will begin to accumulate;

(d)
any conversion or exchange features or rights;

(e)
whether the Preferred Shares will be subject to redemption and the redemption price and other terms and conditions relative to the redemption rights;

(f)
any liquidation rights;

(g)
any sinking fund provisions;

(h)
any voting rights;

(i)
whether the Preferred Shares will be issued in fully registered or “book-entry only” form;

(j)
any other rights, privileges, restrictions and conditions attaching to the Preferred Shares; and

(k)
any other specific terms.

Debt Securities
The following sets forth certain general terms and provisions of the Debt Securities. The particular terms and provisions of a series of Debt Securities offered pursuant to an accompanying Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Debt Securities, will be described in the applicable Prospectus Supplement. One or more series of Debt Securities may be sold separately or together with any Securities under this Prospectus, or on conversion or exchange of any such Securities. The Corporation’s ability to issue, redeem or repurchase Debt Securities is restricted by the Credit Agreement between the Corporation and Crown Capital Partner Funding, LP (as amended, restated, supplemented, or otherwise modified from time to time the “Credit Facility”), dated as of November 28, 2018, as amended by the First Amendment to Credit Agreement, dated as of March 29, 2019, as further amended by the Second Amendment to Credit Agreement, dated as of April 30, 2019, and as further amended by the Third Amendment to Credit Agreement, dated January 31, 2020. See “Risk Factors”.
Priority & Security
Unless otherwise indicated in an applicable Prospectus Supplement, the Debt Securities will be direct secured or unsecured obligations of the Corporation. The Debt Securities will be senior or subordinated indebtedness of the Corporation as described in the applicable Prospectus Supplement. If the Debt Securities are unsecured senior indebtedness, they will (i) rank equally and rateably in right of payment with all other unsecured indebtedness of the Corporation from time to time issued and outstanding which is not subordinated to the Debt Securities, (ii) rank senior in right of payment to any and all indebtedness of the Corporation that is subordinated to the Debt Securities, and (iii) be effectively subordinated to all existing and future secured indebtedness of the Corporation to the extent of the assets securing such indebtedness. If the Debt Securities are subordinated indebtedness, they will be subordinated to senior indebtedness of the Corporation as described in the applicable Prospectus Supplement, and may rank equally and rateably with, or may be subordinated to other subordinated indebtedness of the Corporation from time to time issued and outstanding, all as described in the applicable Prospectus Supplement. The Corporation reserves the right to specify in a Prospectus Supplement whether a particular series of subordinated Debt Securities is subordinated to any other series of subordinated Debt Securities.
The board of directors of VIQ may establish the extent and manner, if any, to which payment on or in respect of a series of Debt Securities will be senior or will be subordinated to the prior payment of our other liabilities and obligations and whether the payment of principal, premium, if any, and interest, if any, will be guaranteed by any other person and the nature and priority of any security.
Terms of the Debt Securities
The Debt Securities may be issued under one or more indentures between the Corporation and a financial institution to which the Trust and Loan Companies Act (Canada) applies or a financial institution organized under the laws of any province of Canada and authorized to carry on business as a trustee and one or more other trustees or co-trustees. The trustee has two main roles. First, subject to some limitations on the extent to which the trustee can act on your behalf, the trustee can enforce your rights against the Corporation if it defaults on its obligations under the indenture. Second, the trustee performs certain administrative duties for the Corporation. The aggregate principal amount of Debt Securities that may be issued under each indenture will be unlimited. A copy of the form of each indenture to be entered into in connection with offerings of Debt Securities will be filed with the securities regulatory authorities in Canada when it is entered into. A copy of any indenture or supplement thereto entered into by the Corporation will be filed with securities regulatory authorities and will be available on our SEDAR profile at www.sedar.com.
The Corporation may issue Debt Securities bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, and offer and sell these Securities at a discount below their stated principal amount. The Corporation may also sell any of the Debt Securities for a foreign currency or currency unit, and payments on the Debt Securities may be payable in a foreign currency or currency unit. In any of these cases, the Corporation will describe certain Canadian federal income tax consequences and other special considerations in the applicable Prospectus Supplement. No person will guarantee the Corporation’s obligation to pay principal, interest, if any, or any other amounts owing under any Debt Securities issued by the Corporation.
Selected provisions of the Debt Securities and the indenture(s) under which such Debt Securities will be issued are summarized below. This summary is not complete. The statements made in this Prospectus relating to any indenture and Debt Securities to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable indenture.
The indentures will not limit the amount of Debt Securities that we may issue thereunder. We may issue Debt Securities from time to time under an indenture in one or more series by entering into supplemental indentures or by our board of directors or a duly authorized committee authorizing the issuance. The Debt Securities of a series need not be issued at the same time, bear interest at the same rate or mature on the same date. Unless otherwise indicated in the applicable Prospectus Supplement, we may issue Debt Securities with terms different from those of Debt Securities previously issued and, without the consent of the holders thereof, reopen a previous issue of a series of Debt Securities and issue additional Debt Securities of such series.
The Prospectus Supplement for a particular series of Debt Securities will disclose the specific terms of such Debt Securities, including the price or prices at which the Debt Securities to be offered will be issued. The terms and provisions of any Debt Securities offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of such terms. In addition, to the extent that any particular terms of the Debt Securities described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such Debt Securities. Those terms may include some or all of the following:
(a)
the designation, aggregate principal amount and authorized denominations of such Debt Securities;

(b)
the indenture under which such Debt Securities will be issued and the trustee(s) thereunder;

(c)
the currency or currency units for which the Debt Securities may be purchased and the currency or currency unit in which the principal and any interest is payable;

(d)
whether such Debt Securities will be senior or subordinated and, if subordinated, the applicable subordination provisions;

(e)
whether such Debt Securities will be secured or unsecured;

(f)
the percentage of the principal amount at which such Debt Securities will be issued;

(g)
the date or dates when such Debt Securities will mature;

(h)
the rate or rates per annum at which such Debt Securities will bear interest (if any), or the method of determination of such rates (if any);

(i)
the dates when any such interest will be payable and the record dates for such payments;

(j)
any redemption term or terms under which such Debt Securities may be defeased;

(k)
whether such Debt Securities are to be issued in registered form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

(l)
the place or places where principal, premium and interest will be payable;

(m)
any change in the right of the trustee or the holders to declare the principal, premium and interest with respect to such series of debt securities to be due and payable;

(n)
the securities exchange(s) on which such series of Debt Securities will be listed, if any;

(o)
any terms relating to the modification, amendment or waiver of any terms of such Debt Securities or the applicable indenture;

(p)
the designation and terms of any other Securities with which the Debt Securities will be offered, if any, and the principal amount of Debt Securities that will be offered with each Security;

(q)
governing law;

(r)
any limit upon the aggregate principal amount of the Debt Securities of such series that may be authenticated and delivered under the indenture;

(s)
if other than the Corporation or the trustee, the identity of each registrar and/or paying agent;

(t)
if the Debt Securities are issued as a Unit with another Security, the date on and after which the Debt Securities and other Security will be separately transferable;

(u)
if the Debt Securities are to be issued upon the exercise of Warrants, the time, manner and place for such Securities to be authenticated and delivered;

(v)
if the Debt Securities are to be convertible or exchangeable into other securities of the Corporation, the terms and procedures for the conversion or exchange of the Debt Securities into other securities; and

(w)
any other specific terms of the Debt Securities of such series, including any events of default or covenants.

Debt Securities, if issued in registered form, will be exchangeable for other Debt Securities of the same series and tenor, registered in the same name, for an equal aggregate principal amount in authorized denominations and will be transferable at any time or from time to time at the corporate trust office of the relevant trustee. No charge will be made to the holder for any such exchange or transfer except for any tax or government charge incidental thereto.
Modifications
We may amend any indenture and the Debt Securities without the consent of the holders of the Debt Securities in certain circumstances including to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of holders of outstanding Debt Securities. A more detailed description of the amendment provisions will be included in the applicable Prospectus Supplement.
Subscription Receipts
Subscription Receipts may be offered separately or together with any Securities. Subscription Receipts will be issued under a subscription receipt agreement (a “Subscription Receipt Agreement”) that will be entered into between us and the escrow agent (the “Escrow Agent”) at the time of issuance of the Subscription Receipts. Each Escrow Agent will be a financial institution authorized to carry on business as a trustee. If underwriters or agents are used in the sale of any Subscription Receipts, one or more of such underwriters or agents may also be a party to the Subscription Receipt Agreement governing the Subscription Receipts sold to or through such underwriter or agent.
Terms of the Subscription Receipts
The applicable Prospectus Supplement will include details of the Subscription Receipt Agreement covering the Subscription Receipts being offered. The specific terms of the Subscription Receipts, and the extent to which the general terms described in this section apply to those Subscription Receipts, will be set forth in the applicable Prospectus Supplement and Subscription Receipt Agreement. A copy of the Subscription Receipt Agreement will be filed by us with securities regulatory authorities after it has been entered into by us and will be available on our SEDAR profile at www.sedar.com. Prospective investors should refer to the Subscription Receipt Agreement relating to the specific Subscription Receipts being offered for the complete terms of the Subscription Receipts.
Subscription Receipts will entitle the holder thereto to receive other Securities (typically Common Shares, Warrants or Debt Securities), for no additional consideration, upon the completion of a particular transaction or event, typically an acquisition of the assets or securities of another entity by the Corporation. The subscription proceeds from an offering of Subscription Receipts will be held in escrow by an Escrow Agent or other agent pending the completion of the transaction or the termination time (the time when the escrow terminates regardless of whether the transaction or event has occurred). Holders of Subscriptions Receipts will receive other Securities upon the completion of the particular transaction or event or, if the transaction or event does not occur by the termination time, a return of the subscription funds for their Subscription Receipts together with any interest or other income earned thereon.
This section describes the general terms that will apply to any Subscription Receipts being offered and is not intended to be complete. The terms and provisions of any Subscription Receipts offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of such terms. The particular terms of each issue of Subscription Receipts that will be described in the related Prospectus Supplement will include, where applicable:
(a)
the number of Subscription Receipts;

(b)
the price at which the Subscription Receipts will be offered;

(c)
conditions (the “Release Conditions”) for the exchange of Subscription Receipts into Securities, as the case may be, and the consequences of such conditions not being satisfied;

(d)
the procedures for the exchange of the Subscription Receipts into the applicable Securities;

(e)
the number of Securities to be exchanged for each Subscription Receipt;

(f)
procedures for the payment by the Escrow Agent to holders of such Subscription Receipts of an amount equal to all or a portion of the subscription price of their Subscription Receipts, plus any additional amounts provided for in the Subscription Receipt Agreement, if the Release Conditions are not satisfied;

(g)
the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of such Subscription Receipts, together with interest and income earned thereon, or collectively, the Escrowed Funds, pending satisfaction of the Release Conditions;

(h)
the dates or periods during which the Subscription Receipts may be exchanged into Securities;

(i)
the identity of the Escrow Agent;

(j)
the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

(k)
the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to us upon satisfaction of the Release Conditions and if the Subscription Receipts are sold to or through underwriters or agents, the terms and conditions under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commissions in connection with the sale of the Subscription Receipts;

(l)
the currency or currency unit for which Subscription Receipts may be purchased and the aggregate principal amount, currency or currencies, denominations and terms of the series of Securities that may be exchanged upon conversion of each Subscription Receipt;

(m)
the material income tax consequences of owning, holding and disposing of the Subscription Receipts;

(n)
the securities exchange(s) on which the Subscription Receipts will be listed, if any; and

(o)
any other material terms and conditions of the Subscription Receipts.

Prior to the exchange of their Subscription Receipts, holders of Subscription Receipts will not have any of the rights of holders of the securities to be received on the exchange of the Subscription Receipts. Subscription Receipts, if issued in registered form, will be exchangeable for other Subscription Receipts of the same tenor, at the office indicated in the Prospectus Supplement. No charge will be made to the holder for any such exchange or transfer except for any tax or government charge incidental thereto.
Escrow
The Subscription Receipt Agreement will provide that the Escrowed Funds will be held in escrow by the Escrow Agent, and such Escrowed Funds will be released to us (and, if the Subscription Receipts are sold to or through underwriters or agents, a portion of the Escrowed Funds may be released to such underwriters or agents in payment of all or a portion of their fees in connection with the sale of the Subscription Receipts) at the time and under the terms specified by the Subscription Receipt Agreement. If the Release Conditions are not satisfied, holders of Subscription Receipts will receive payment of an amount equal to all or a portion of the subscription price for their Subscription Receipts, plus any additional amounts provided for in the Subscription Receipt Agreement, in accordance with the terms of the Subscription Receipt Agreement.
Modifications
The Subscription Receipt Agreement will specify the terms upon which modifications and alterations to the Subscription Receipts issued thereunder may be made by way of a resolution of holders of Subscription Receipts at a meeting of such holders or by way of consent in writing from such holders. The number of holders of Subscription Receipts required to pass such a resolution or execute such a written consent will be specified in the Subscription Receipt Agreement. The Subscription Receipt Agreement will also specify that we may amend the Subscription Receipt Agreement and the Subscription Receipts, without the consent of the holders of the Subscription Receipts, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of the holder of outstanding Subscription Receipts or as otherwise specified in the Subscription Receipt Agreement.
Warrants
The following sets forth certain general terms and provisions of the Warrants. We may issue Warrants exercisable for the purchase of Common Shares, Debt Securities or other Securities. Warrants may be issued independently or together with other Securities offered by any Prospectus Supplement and may be attached to, or separate from, any such offered Securities. Each series of Warrants will be issued under a warrant indenture or agreement between us and a warrant agent that we will name in the applicable Prospectus Supplement.
Terms of the Warrants
This summary of some of the provisions of the Warrants is not complete, the applicable Prospectus Supplement will include details of the warrant agreement(s) covering the Warrants being offered. The specific terms of the Warrants, and the extent to which the general terms described in this section apply to those Warrants, will be set forth in the applicable Prospectus Supplement. A copy of the warrant agreement will be filed by us with securities regulatory authorities after it has been entered into by us and will be available on our SEDAR profile at www.sedar.com.
Warrants will entitle the holder thereof to receive other Securities (typically Common Shares or Debt Securities) upon the exercise thereof and payment of the applicable exercise price. A Warrant is typically exercisable for a specific period of time at the end of which time it will expire and cease to be exercisable.
This section describes the general terms that will apply to any Warrants being offered. The terms and provisions of any Warrants offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of such terms. The particular terms of each issue of Warrants that will be described in the related Prospectus Supplement will include, where applicable:
(a)
the designation of the Warrants;

(b)
the aggregate number of Warrants offered and the offering price;

(c)
the designation, number and terms of the Securities purchasable upon exercise of the Warrants, and procedures that will result in the adjustment of those numbers;

(d)
the exercise price of the Warrants;

(e)
the dates or periods during which the Warrants are exercisable;

(f)
the designation and terms of any securities with which the Warrants are issued;

(g)
any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants;

(h)
if the Warrants are issued as a Unit with another Security, the date on and after when the Warrants and the other Security will be separately transferable;

(i)
whether such Warrants will be subject to redemption or call, and if so, the terms of such redemption or call provisions;

(j)
any minimum or maximum amount of Warrants that may be exercised at any one time;

(k)
whether the Warrants will be issued in fully registered or global form;

(l)
whether such Warrants will be listed on any securities exchange;

(m)
the currency or currency unit in which the exercise price is denominated;

(n)
any rights, privileges, restrictions and conditions attaching to the Warrants;

(o)
the material income tax consequences of owning, holding and disposing of the Warrant; and

(p)
any other specific terms.

Warrant certificates, if issued in registered form, will be exchangeable for new Warrant certificates of different denominations at the office indicated in the Prospectus Supplement. No charge will be made to the holder for any such exchange or transfer except for any tax or government charge incidental thereto. Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the Securities subject to the Warrants.
Modifications
We may amend any Warrant agreement and the Warrants without the consent of the holders of the Warrants in certain circumstances including to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of holders of outstanding Warrants. A more detailed description of the amendment provisions will be included in the applicable Prospectus Supplement.
Enforceability
The Warrant agent will act solely as our agent. The Warrant agent will not have any duty or responsibility if we default under the Warrant agreements or the Warrant certificates, if applicable. A Warrant holder may, without the consent of the Warrant agent, enforce, by appropriate legal action on its own behalf, the holder’s right to exercise the holder’s Warrants.
Units
The following sets forth certain general terms and provisions of the Units. We may issue Units comprised of only one or more of the other Securities described in this Prospectus in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security. The Unit agreement under which a Unit is issued, if applicable, may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date.
Terms of the Units
Any Prospectus Supplement for Units supplementing this Prospectus will contain the terms and other information with respect to the Units being offered thereby, including:
(a)
the designation and terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those Securities may be held or transferred separately;

(b)
any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units;

(c)
how, for income tax purposes, the purchase price paid for the Units is to be allocated among the component Securities;

(d)
the currency or currency units in which the Units may be purchased and the underlying Securities denominated;

(e)
the securities exchange(s) on which such Units will be listed, if any;

(f)
whether the Units and the underlying Securities will be issued in fully registered or global form; and

(g)
any other specific terms of the Units and the underlying Securities.

The preceding description and any description of Units in the applicable Prospectus Supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to the unit agreement and, if applicable, collateral arrangements and depositary arrangements relating to such Units.
Modifications
We may amend the Unit agreement, if applicable, and the Units, without the consent of the holders of the Units, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of holders of outstanding Units. Other amendment provisions will be as indicated in the applicable Prospectus Supplement.
OTHER MATTERS RELATING TO THE SECURITIES
General
The Securities may be issued in fully registered certificated form or in book-entry only form.
Certificated Form
Securities issued in certificated form will be registered in the name of the purchaser or its nominee on the registers maintained by our transfer agent and registrar or the applicable trustee.
DRS Statements
Securities issued in direct registration system statement (“DRS Statement”) form will be registered in the name of the purchaser or its nominee on the registers maintained by our transfer agent and registrar or the applicable trustee.
Book-Entry Only Form
Securities issued in “book-entry only” form must be purchased, transferred or redeemed through participants in a depository service of a depository identified in the Prospectus Supplement for the particular offering of Securities. Each of the underwriters, dealers or agents, as the case may be, named in the Prospectus Supplement will be a participant of the depository. On the closing of a book-entry only offering, we will cause a global certificate or certificates or an electronic deposit representing the aggregate number of Securities subscribed for under such offering to be delivered to or deposited with, and registered in the name of, the depository or its nominee. Except as described below, no purchaser of Securities will be entitled to a certificate or other instrument from us or the depository evidencing that purchaser’s ownership thereof, and no purchaser will be shown on the records maintained by the depository except through a book-entry account of a participant acting on behalf of such purchaser. Each purchaser of Securities will receive a customer confirmation of purchase from the registered dealer from which the Securities are purchased in accordance with the practices and procedures of such registered dealer. The practices of registered dealers may vary, but generally customer confirmations are issued promptly after execution of a customer order. The depository will be responsible for establishing and maintaining book-entry accounts for its participants having interests in the Securities. Reference in this Prospectus to a holder of Securities means, unless the context otherwise requires, the owner of the beneficial interest in the Securities.
If we determine, or the depository notifies us in writing, that the depository is no longer willing or able to properly discharge its responsibilities as depository with respect to the Securities and we are unable to locate a qualified successor, or if we at our option elect, or are required by law, to terminate the book-entry system, then the Securities will be issued in certificated form to holders or their nominees.
Transfer, Conversion or Redemption of Securities
Certificated Form
Transfer of ownership, conversion or redemptions of Securities held in certificated form will be effected by the registered holder of the Securities in accordance with the requirements of our transfer agent and registrar and the terms of the agreement, indenture or certificates representing such Securities, as applicable.
DRS Statement
Transfer of ownership, conversion or redemptions of Securities held in DRS Statement form will be effected by the registered holder of the Securities in accordance with the requirements of our transfer agent and registrar and the terms of the agreement, indenture or DRS Statements representing such Securities, as applicable.
Book-Entry Only Form
Transfer of ownership, conversion or redemptions of Securities held in book-entry only form will be effected through records maintained by the depository or its nominee for such Securities with respect to interests of participants, and on the records of participants with respect to interests of persons other than participants. Holders who desire to purchase, sell or otherwise transfer ownership of or other interests in the Securities may do so only through participants. The ability of a holder to pledge a Security or otherwise take action with respect to such holder’s interest in a Security (other than through a participant) may be limited due to the lack of a physical certificate.
Payments and Notices
Certificated Form
Any payment of principal, a redemption amount, a dividend or interest (as applicable) on a Security will be made by us, and any notices in respect of a Security will be given by us, directly to the registered holder of such Security, unless the applicable agreement, indenture or certificate in respect of such Security provides otherwise.
DRS Statement
Any payment of principal, a redemption amount, a dividend or interest (as applicable) on a Security will be made by us, and any notices in respect of a Security will be given by us, directly to the registered holder of such Security, unless the applicable agreement, indenture or certificate in respect of such Security provides otherwise.
Book-Entry Only Form
Any payment of principal, a redemption amount, a dividend or interest (as applicable) on a Security will be made by us to the depository or its nominee, as the case may be, as the registered holder of the Security and we understand that such payments will be credited by the depository or its nominee in the appropriate amounts to the relevant participants. Payments to holders of Securities of amounts so credited will be the responsibility of the participants.
As long as the depository or its nominee is the registered holder of the Securities, the depository or its nominee, as the case may be, will be considered the sole owner of the Securities for the purposes of receiving notices or payments on the Securities. In such circumstances, our responsibility and liability in respect of notices or payments on the Securities is limited to giving or making payment of any principal, redemption, dividend or interest (as applicable) due on the Securities to the depository or its nominee. Each holder must rely on the procedures of the depository and, if such holder is not a participant, on the procedures of the participant through which such holder owns its interest, to exercise any rights with respect to the Securities.
We understand that under existing industry practices, if we request any action of holders or if a holder desires to give any notice or take any action which a registered holder is entitled to give or take with respect to any Securities issued in book-entry only form, the depository would authorize the participant acting on behalf of the holder to give such notice or to take such action, in accordance with the procedures established by the depository or agreed to from time to time by us, any trustee and the depository. Accordingly, any holder that is not a participant must rely on the contractual arrangement it has directly or indirectly through its financial intermediary with its participant to give such notice or take such action.
We, the underwriters, dealers or agents and any trustee identified in a Prospectus Supplement relating to an offering of Securities in book-entry only form, as applicable, will not have any liability or responsibility for: (i) records maintained by the depository relating to beneficial ownership interests of the Securities held by the depository or the book-entry accounts maintained by the depository; (ii) maintaining, supervising or reviewing any records relating to any such beneficial ownership; or (iii) any advice or representation made by or with respect to the depository and contained in the Prospectus Supplement or in any indenture relating to the rules and regulations of the depository or any action to be taken by the depository or at the directions of the participants.
PLAN OF DISTRIBUTION
The Corporation may sell Securities offered by this Prospectus for cash or other consideration: (i) to or through underwriters, dealers, placement agents or other intermediaries; (ii) directly to one or more purchasers; or (iii) in connection with acquisitions of assets or shares of another entity or company. The Prospectus Supplement relating to an offering of Securities will indicate the jurisdiction or jurisdictions in which such offering is being made to the public and will identify the person(s) offering the Securities. Each Prospectus Supplement will set out the terms of the offering, including the name or names of any underwriters, dealers or agents, the purchase price or prices of the Securities (or the manner of determination thereof if offered on a non-fixed price basis), and the proceeds to us from the sale of the Securities. Only underwriters, dealers or agents so named in the Prospectus Supplement are deemed to be underwriters, dealers or agents, as the case may be, in connection with the Securities offered thereby.
The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including, in the case of Equity Securities, sales in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the TSX or other existing trading markets for such Equity Securities, and as set forth in an accompanying Prospectus Supplement. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters, dealers or agents will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters, dealers or agents to the Corporation.
Underwriters, dealers or agents may make sales of Securities in privately negotiated transactions and/or any other method permitted by law, which includes sales made directly on an existing trading market for the Common Shares, or sales made to or through a market maker other than on an exchange.
In connection with any offering of the Securities, subject to applicable laws and other than an “at-the-market distribution”, the underwriters or agents may over-allot or effect transactions that stabilize or maintain the market price of the offered Securities at a level above that which might otherwise prevail on the open market. Such transactions, if commenced, may be interrupted or discontinued at any time.
No underwriter of the “at-the-market distribution” of Equity Securities, and no person or company acting jointly or in concert with an underwriter, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Equity Securities or Equity Securities of the same class as the Equity Securities distributed under the this Prospectus, including selling an aggregate number or principal amount of securities that would result in the underwriter creating an over-allocation position in the Equity Securities.
If underwriters or dealers purchase Securities as principals, the Securities will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters or dealers to purchase those Securities will be subject to certain conditions precedent, and the underwriters or dealers will be obligated to purchase all the Securities offered by the Prospectus Supplement if any of such Securities are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid may be changed from time to time.
The Securities may also be sold directly by us in accordance with applicable securities laws at prices and upon terms agreed to by the purchaser and us, or through agents designated by us, from time to time. Any agent involved in the offering and sale of Securities pursuant to a particular Prospectus Supplement will be named, and any commission payable by us to that agent will be set forth in such Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any agent would be acting on a best efforts basis for the period of its appointment.
In connection with the sale of the Securities, underwriters, dealers or agents may receive compensation from us in the form of commissions, concessions and discounts. Any such commissions may be paid out of our general funds or the proceeds of the sale of Securities. Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with us to indemnification by us against certain liabilities, including liabilities under Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may engage in transactions with, or perform services for, us in the ordinary course of business.
Each issue by the Corporation of Debt Securities, Preferred Shares, Subscription Receipts, Warrants and Units will be a new issue of securities with no established trading market. Unless otherwise specified in a Prospectus Supplement relating to an offering of Debt Securities, Preferred Shares, Subscription Receipts, Warrants and Units, such Securities will not be listed on any securities or stock exchange. Any underwriters, dealers or agents to or through whom such Securities are sold may make a market in such Securities, but they will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that a trading market in any such Securities will develop or as to the liquidity of any trading market for such Securities.
In connection with any offering of Securities, the applicable Prospectus Supplement will set forth any intention by the underwriters, dealers or agents to offer, allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time.
CERTAIN FEDERAL INCOME TAX CONSIDERATIONS
The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences to investors of acquiring, owning and disposing of any of our Securities offered thereunder. The applicable Prospectus Supplement may, but will not be required to, also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of any of our Securities offered thereunder.

Investors should read the tax discussion in any Prospectus Supplement with respect to a particular offering and consult their own tax advisors with respect to their own particular circumstances.
PRIOR SALES
Information in respect of prior sales of the Common Shares or other Securities distributed under this Prospectus and for securities that are convertible or exchangeable into Common Shares or such other Securities within the previous 12-month period will be provided, as required, in a Prospectus Supplement with respect to the issuance of Common Shares or other Securities pursuant to such Prospectus Supplement.
TRADING PRICE AND VOLUME
Trading price and volume of the Corporation’s securities will be provided as required for all of our listed securities, as applicable, in each Prospectus Supplement to this Prospectus.
RISK FACTORS
The Securities are subject to certain risks. When evaluating the Corporation and its business, potential holders of the Securities should consider carefully the information set out in this Prospectus and the risks described below and in the documents incorporated by reference in this Prospectus, including those risks identified and discussed under the heading “Risk Factors” in the AIF, which are incorporated by reference herein. The risks described below and in the AIF are not the only ones facing the Corporation. Additional risks not currently known to the Corporation, or that the Corporation currently deems immaterial, may also impair the Corporation’s operations. There is no assurance that risk management steps taken will avoid future loss due to the occurrence of the risks described below or other unforeseen risks. If any of the risks described below or in the AIF actually occur, the Corporation’s business, financial condition and operating results could be adversely affected. Investors should carefully consider the risks below and in the AIF and the other information elsewhere in this Prospectus and consult with their professional advisors to assess any investment in the Corporation. Additional risks and uncertainties not presently known to the Corporation or that the Corporation currently deems immaterial may also impair the Corporation’s business operations.
A positive return on Securities is not guaranteed.
There is no guarantee that the Securities will earn any positive return in the short term or long term. A holding of Securities is speculative and involves a high degree of risk and should be undertaken only by holders whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. A holding of Securities is appropriate only for holders who have the capacity to absorb a loss of some or all of their holdings.
The Corporation has broad discretion to use the net proceeds from an offering.
The Corporation intends to use the net proceeds raised under this Prospectus to achieve its stated business objectives as set forth under “Use of Proceeds” in this Prospectus and any applicable Prospectus Supplement. The Corporation maintains broad discretion to spend the proceeds in ways that it deems most efficient as well as the timing of expenditures. As a result, investors will be relying on the judgment of management as to the application of the remaining proceeds of an offering. Management may use the remaining proceeds of an offering in ways that an investor may not consider desirable. The results and effectiveness of the application of the remaining proceeds are uncertain. The application of the proceeds to various items may not necessarily enhance the value of the Common Shares. The failure to apply the net proceeds as set forth under “Use of Proceeds” in this Prospectus and any applicable Prospectus Supplement, or the failure of the Corporation to achieve its stated business objectives set forth in such section, could adversely affect the Corporation’s business, financial condition and / or operating results and, consequently, could adversely affect the price of the Common Shares on the open market.

There is no assurance of a sufficient liquid trading market for the Corporation’s Common Shares in the future.
Shareholders of the Corporation may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Corporation’s Common Shares on the trading market, and that the Corporation will continue to meet the listing requirements of the TSX or the OTCQX, or achieve listing on any other public listing exchange.
There is currently no market through which the Preferred Shares, Debt Securities, Subscription Receipts, Warrants or Units may be sold.
There is currently no market through which our securities, other than our Common Shares, may be sold and, unless otherwise specified in the applicable Prospectus Supplement, our Preferred Shares, Debt Securities, Subscription Receipts, Warrants and Units will not be listed on any securities or stock exchange or any automated dealer quotation system. As a consequence, purchasers may not be able to resell Preferred Shares, Debt Securities, Subscription Receipts, Warrants or Units purchased under this Prospectus. This may affect the pricing of our Securities, other than our Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these securities and the extent of issuer regulation. There can be no assurance that an active trading market for our Securities, other than our Common Shares, will develop or, if developed, that any such market, including for our Common Shares, will be sustained.
The market price for the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Corporation’s control.
The factors which may contribute to market price fluctuations of the Common Shares include the following:
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actual or anticipated fluctuations in the Corporation’s quarterly results of operations;

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recommendations by securities research analysts;

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changes in the economic performance or market valuations of companies in the industry in which the Corporation operates;

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addition or departure of the Corporation’s executive officers and other key personnel;

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release or expiration of transfer restrictions on outstanding Common Shares;

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sales or perceived sales of additional Common Shares;

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operating and financial performance that vary from the expectations of management, securities analysts and investors;

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regulatory changes affecting the Corporation’s industry generally and its business and operations;

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announcements of developments and other material events by the Corporation or its competitors;

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fluctuations to the costs of vital production materials and services;

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changes in global financial markets and global economies and general market conditions, such as interest rates and price volatility;

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significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Corporation or its competitors;

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operating and share price performance of other companies that investors deem comparable to the Corporation or from a lack of market comparable companies; and

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news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in the Corporation’s industry or target markets.

Debt Securities may be unsecured and rank equally in right of payment with all of our other future unsecured debt.
The Debt Securities may be unsecured and rank equally in right of payment with all of our other existing and future unsecured debt. The Debt Securities may be effectively subordinated to all of our existing and future secured debt to the extent of the assets securing such debt. If we are involved in any bankruptcy, dissolution, liquidation or reorganization, the secured debt holders would, to the extent of the value of the assets securing the secured debt, be paid before the holders of unsecured debt securities, including the debt securities. In that event, a holder of Debt Securities may not be able to recover any principal or interest due to it under the Debt Securities.
In addition, the collateral, if any, and all proceeds therefrom, securing any Debt Securities may be subject to higher priority liens in favor of other lenders and other secured parties which may mean that, at any time that any obligations that are secured by higher ranking liens remain outstanding, actions that may be taken in respect of the collateral (including the ability to commence enforcement proceedings against the collateral and to control the conduct of such proceedings) may be at the direction of the holders of such indebtedness.
Debt Securities may be subordinate to existing or future indebtedness.
The Debt Securities may be subordinate to existing or future indebtedness of the Corporation. After issuing Debt Securities, the Corporation may incur additional debt or liabilities (including senior indebtedness). If Debt Securities are subordinate to existing or future senior indebtedness of the Corporation, the principal and interest of such Debt Securities may only be payable if no event of default exists under the Corporation’s senior indebtedness immediately before or after such payment is due and all other terms of such senior indebtedness have been complied with.
There are restrictions on our ability to issue Debt Securities.
The Credit Facility restricts the Corporation’s ability to issue, redeem or repurchase Debt Securities. The Credit Facility expires on November 28, 2023, following when the Corporation may enter into a new credit facility with one or more lenders. The terms of any new credit facility may contain additional restrictions on the Corporation’s ability to issue, redeem or repurchase outstanding Debt Securities. The nature and extent of such restrictions is not currently known to the Corporation and cannot be predicted.
The Corporation cannot guarantee that it will be able to procure sufficient capital.
Should the Corporation’s costs and expenses prove to be greater than currently anticipated, or should the Corporation change its current business plan in a manner that will increase or accelerate its anticipated costs and expenses, the depletion of its working capital would be accelerated. To the extent it becomes necessary to raise additional cash in the future as its current cash and working capital resources are depleted, the Corporation will seek to raise it through the public or private sale of assets, debt or equity securities, the procurement of advances on contracts, debt financing or short-term loans, or a combination of the foregoing. The Corporation may also seek to satisfy indebtedness without any cash outlay through the private issuance of debt or equity securities. The Corporation cannot guarantee that it will be able to secure the additional cash or working capital it may require to continue our operations. Failure by the Corporation to obtain additional cash or working capital on a timely basis and in sufficient amounts to fund its operations or to make other satisfactory arrangements may cause the Corporation to delay or indefinitely postpone certain of its activities, including potential acquisitions, or to reduce or delay capital expenditures, sell material assets, seek additional capital (if available) or seek compromise arrangements with its creditors. The foregoing could materially and adversely impact the business, operations, financial condition and results of operations of the Corporation.
The Corporation may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses to the Corporation.
In order to maintain its current status as a foreign private issuer, a majority of the Corporation’s Common Shares must be either directly or indirectly owned of record by non-residents of the United States unless the

Corporation also satisfies one of the additional requirements necessary to preserve this status. The Corporation may in the future lose its foreign private issuer status if a majority of the Common Shares are owned of record in the United States and the Corporation fails to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to the Corporation under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs the Corporation incurs as a Canadian foreign private issuer eligible to use MJDS. If the Corporation is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer.
INTERESTS OF EXPERTS
Certain legal matters related the securities offered under this Prospectus will be passed upon on our behalf by McMillan LLP, with respect to matters of Canadian law. The partners and associates of McMillan LLP as a group beneficially own, directly or indirectly, less than one percent of the outstanding securities of the Corporation.
The Corporation’s auditor is KPMG LLP and is located at Vaughan Metropolitan Centre, 100 New Park Place, Suite 1400, Vaughan, Ontario L4K 0J3. Such auditor is independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations. KPMG LLP is an Independent Registered Accounting Firm in accordance with the securities acts administered by the SEC and the applicable rules and regulations thereunder and the requirements of the Public Company Accounting Oversight Board (United States).
The Corporation’s former auditor is MNP LLP and is located at 111 Richmond Street West, Suite 300, Toronto, Ontario, M5H 2G4. MNP LLP has confirmed that it was, with respect to the Corporation, throughout the period of its engagement, independent in accordance with the Code of Professional conduct of the Chartered Professional Accountants of Ontario. On July 7, 2020, KPMG LLP replaced MNP LLP as the auditor of the Corporation.
ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES
The Corporation is governed by the laws of Ontario and its principal place of business is outside the United States. The majority of the directors and officers of the Corporation and the experts named under “Interests of Experts” herein are resident outside of the United States and a substantial portion of the Corporation’s assets and the assets of such persons are located outside of the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States on the Corporation, its directors or officers or such experts, or to realize in the United States on judgments of courts of the United States predicated on civil liabilities under the U.S. Securities Act. Investors should not assume that Canadian courts would enforce judgments of United States courts obtained in actions against the Corporation or such persons predicated on the civil liability provisions of the United States federal securities laws or the securities or “blue sky” laws of any state within the United States or would enforce, in original actions, liabilities against the Corporation or such persons predicated on the United States federal securities or any such state securities or “blue sky” laws.
The Corporation filed with the SEC, concurrently with the Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed C T Corporation System, with an address at 1015 15th Street N.W., Suite 1000, Washington, D.C., 20005, as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court arising out of or related to or concerning the offering of Securities under the Registration Statement.

STATUTORY RIGHT OF RESCISSION
Unless provided otherwise in a Prospectus Supplement, the following is a description of a purchaser’s statutory rights. Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. However, purchasers of Equity Securities distributed under an at-the-market distribution by the Corporation do not have the right to withdraw from an agreement to purchase the Equity Securities and do not have remedies of rescission or, in some jurisdictions, revisions of the price, or damages for non-delivery of the prospectus, prospectus supplement, and any amendment relating to the Equity Securities purchased by such purchaser because the Prospectus, Prospectus Supplement, and any amendment relating to the Equity Securities purchased by such purchaser will not be sent or delivered, as permitted under Part 9 of NI 44-102.
Securities legislation in some provinces and territories of Canada further provides purchasers with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the Prospectus, Prospectus Supplement, and any amendment relating to Securities purchased by a purchaser contains a misrepresentation. Those remedies must be exercised by the purchaser within the time limit prescribed by securities legislation. Any remedies under securities legislation that a purchaser of Equity Securities distributed under an at-the-market distribution by the Corporation may have against the Corporation or its agents for rescission or, in some jurisdictions, revisions of the price, or damages if the Prospectus, Prospectus Supplement, and any amendment relating to Equity Securities purchased by a purchaser contain a misrepresentation will remain unaffected by the non-delivery of the Prospectus referred to above.
A purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights or consult with a legal advisor.
Original purchasers of Securities which are convertible, exchangeable or exercisable for other securities of the Corporation (unless the Securities are reasonably regarded by the Corporation as incidental to the applicable offering as a whole) will have a contractual right of rescission against the Corporation in respect of the conversion, exchange or exercise of such Securities. The contractual right of rescission will be further described in any applicable Prospectus Supplement, but will, in general, entitle such original purchasers to receive, upon surrender of the underlying securities, the amount paid for the applicable convertible, exchangeable or exercisable Securities (and any additional amount paid upon conversion, exchange or exercise) in the event that this Prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of such Securities under this Prospectus and the applicable Prospectus Supplement; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of such Securities under this Prospectus and the applicable Prospectus Supplement.
In an offering of Securities which are convertible, exchangeable or exercisable for other securities of the Corporation, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in this Prospectus, the relevant Prospectus Supplement or an amendment thereto is limited, in certain provincial and territorial securities legislation, to the price at which the Securities which are convertible, exchangeable or exercisable for other securities of the Corporation are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces and territories, if the purchaser pays additional amounts upon conversion, exchange or exercise of the Security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces and territories. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of this right of action for damages, or consult with a legal adviser.

Purchaser’s rights and remedies under applicable securities legislation against the dealer underwriting or acting as an agent for the Corporation in an at-the-market distribution will not be affected by that dealer’s decision to effect the distribution directly or through a selling agent.